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As filed with the Securities and Exchange Commission on September 27, 2006.

Registration No. 333-135146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Otis Spunkmeyer Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2052 (Primary Standard Industrial Classification Code Number)	90-0063382 (I.R.S. Employer Identification Number)

14490 Catalina Street
San Leandro, California 94577
Telephone: (510) 357-9836
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John S. Schiavo, Chief Executive Officer
Otis Spunkmeyer Holdings, Inc.
14490 Catalina Street
San Leandro, California 94577
Telephone: (510) 357-9836
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sanford E. Perl, P.C. Gerald T. Nowak Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000	David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000

                Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion

Preliminary Prospectus dated September 27, 2006

P R O S P E C T U S

                    Shares

Otis Spunkmeyer Holdings, Inc.

Common Stock

              This is our initial public offering of shares. We are offering         shares of common stock and the selling stockholders are offering         shares of common stock.

              We expect the initial public offering price to be between $          and $          per share. Currently, no public market exists for our common stock. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq Global Market under the symbol "OTIS."

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Otis Spunkmeyer	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters may also purchase up to an additional           shares of common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                        , 2006.

Merrill Lynch & Co.	JPMorgan
Credit Suisse
Piper Jaffray
Wachovia Securities
William Blair & Company

The date of this prospectus is                        , 2006.

Otis Spunkmeyer
Otis Spunkmeyer
Cookie Dough
Chocolate Chip
Muffins
Muffins
Otis Spunkmeyer
Snack Size
Muffins
Wild Blueberry
Butter Sugar
Cookie Dough
Oatmeal Raisin

TABLE OF CONTENTS

Summary	1
Risk Factors	9
Use of Proceeds	19
Dividend Policy	19
Capitalization	20
Dilution	22
Selected Consolidated Financial Data	24
Unaudited Pro Forma Condensed Combined Statement of Operations	27
Management's Discussion and Analysis of Financial Condition and Results of Operations	31
Business	54
Management	64
Principal and Selling Stockholders	72
Certain Relationships and Related Party Transactions	74
Description of Capital Stock	76
Shares Eligible for Future Sale	80
Certain Material U.S. Federal Tax Considerations for Non U.S. Holders of our Common Stock	82
Underwriting	86
Legal Matters	90
Experts	90
Where You Can Find More Information	90
Index to Consolidated Financial Statements	F-1

              You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

              This prospectus contains references to a number of trademarks, service marks and trade names that are registered or for which we have pending registration applications or common law rights, including Otis Spunkmeyer, Supreme Indulgence, Sweet Discovery, Value Zone, Otis Express and Cafe Collection. Trademarks, service marks and trade names of other companies appearing in this prospectus are the property of their respective holders.

SUMMARY

              This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read the entire prospectus, including the matters discussed in "Risk Factors" and the historical and pro forma financial data and related notes, carefully before making an investment decision.

              Unless otherwise indicated, all information contained in this prospectus concerning the baked goods and foodservice industries in general, including information regarding our market position and market share within our industry, historical data concerning pricing, sales and volume and growth of sales or volume in our industry, expectations regarding future growth of sales or volume in our industry and brand recognition and consumer awareness, is based on management's estimates using internal data, independent industry publications, and reports by market research firms or other published independent sources such as the Best Report published by Foodservice Research Institute (the "Best Report"), IRI Panel Data, which excludes Wal-Mart and warehouse clubs ("IRI"), Euromonitor International ("Euromonitor"), Technomic Inc. ("Technomic") and Modern Baking Magazine ("Modern Baking"). Unless otherwise noted, all market data is the most recent data published by the named source.

              In this prospectus, unless the context requires otherwise, the terms "we," "us," "our," "the Company" and "Otis Spunkmeyer" refer to Otis Spunkmeyer Holdings, Inc.

Our Business

              We are a leading North American manufacturer, marketer and distributor of branded frozen sweet baked goods, including cookie dough, muffins, danish, brownies and other hand-held sweet baked goods. Founded in 1977, we sell our high-quality products primarily under the Otis Spunkmeyer brand to approximately 62,000 customers in the foodservice and retail channels. According to the Best Report, we have held the #1 market share in terms of pounds of frozen cookie dough (all forms) sold in the foodservice channel since 1996. In addition, we have a leading market share in branded muffins in the foodservice and retail channels. We have experienced significant growth in our business over the last five years. From 2000 to 2005, our net sales grew from $211.9 million to $336.3 million, representing a compounded annual growth rate ("CAGR") of 9.7%. Net sales for the first six months of fiscal 2006 increased 22.9% from the comparable period in 2005, driven in part by an acquisition in September of 2005.

              Our principal focus is the sale of frozen cookie dough products to the foodservice channel, which represented 63% of our net sales in fiscal 2005. Our frozen cookie dough products are available in a variety of flavors, sizes and indulgence levels ranging from value to super premium. In total, we produce approximately 10 million cookies per day. In addition, our muffin sales represented 26% of our net sales in fiscal 2005, of which 55% are made in the foodservice channel with the remainder in the retail channel. We manufacture, market and distribute a full line of regular and low-fat thaw-and-serve muffins in assorted flavors and sizes. In total, we produce more than 1 million muffins per day. We also offer a broad range of other thaw-and-serve products, including cookies, danish and brownies which represented 6% of our net sales in fiscal 2005.

              Otis Spunkmeyer is a highly recognized brand. The power of this brand, combined with our reputation for high quality products and customer commitment, has served as the foundation of our marketing strategy. Based on our market research, our brand enjoys strong recognition within the foodservice channel and elicits positive image characteristics for end-consumers. To enhance awareness of the Otis Spunkmeyer brand, we offer all of our foodservice customers the ability to participate in our branded fresh baked cookie program. In this program, we provide Otis Spunkmeyer convection ovens, display cases and point-of-sale materials. We believe that our brand name together with the aroma of fresh baked cookies increases our customers' traffic and average transaction size. The Otis

Spunkmeyer brand is also well recognized in the retail channel. According to 2005 IRI data, Otis Spunkmeyer has the highest loyalty ratings in the branded thaw-and-serve retail muffin category.

              We serve a broad range of customers in both the foodservice and retail channels. Our foodservice customers include foodservice distributors and contractors, restaurant chains, educational and healthcare facilities, on-premise catering companies, convenience stores, the military and lodging facilities. In fiscal 2005, foodservice customers accounted for 84% of our net sales and included major foodservice distributors such as SYSCO Corporation, U.S. Foodservice and Performance Food Group; foodservice contractors such as Sodexho, Compass Group and ARAMARK Corporation; and restaurant chains such as Subway. We are the sole source cookie supplier to Subway in North America (through its franchisee purchasing organization) and have been named Subway's Supplier of the Year twice since 2000. Retail customers accounted for 16% of our net sales in fiscal 2005 and included customers such as Wal-Mart, Sam's Club, Costco, Safeway and Kroger. Subway accounted for 15.7% of our net sales in fiscal 2005 and no other customer accounts for more than 4.1% of our net sales. Approximately 35% of our net sales are made to customers under contracts with terms of at least twelve months.

Industry Overview

              The baked goods industry, according to our estimates based on data from Euromonitor, was an approximately $73 billion market in 2005 in the United States. We focus on the sweet baked goods sub- segment of that market, which was approximately $36 billion in 2005 in the United States. We believe the frozen sweet baked goods sub-segment is the most attractive category within this market, because of increasing demand from both foodservice customers and end-consumers for high-quality products that are convenient and easy to prepare. These products have particular appeal to foodservice channel customers due to more consistent product quality and other benefits such as reduced labor costs and product waste.

              According to Technomic, foodservice category sales amounted to $476 billion in 2005 (as measured by retail sales equivalent) and represent approximately 50% of all food consumption in the United States, up from 37% in 1975. Growth in this category has increased at a 4.2% CAGR from 1995 to 2005. Sales to our foodservice customers represented 84% of our net sales in fiscal 2005 and consisted primarily of frozen cookie dough. According to the Best Report, total pounds of frozen cookie dough (all forms) sold to the foodservice channel grew at a CAGR of 5.3% from 1992 to 2005. Sales to our retail customers represented 16% of our net sales in fiscal 2005. Within the retail channel we primarily sell Otis Spunkmeyer branded muffins, frozen cookie dough and other sweet baked goods. As measured by IRI, sales of frozen and refrigerated cookie dough and muffins to the retail channel represented approximately $675 million in 2005, of which muffins represented approximately $250 million. Within the retail channel we also target the in-store bakery market, primarily through the sale of frozen cookie dough to supermarkets. Estimated at $1.4 billion in revenues according to Modern Baking in 2004, the in-store bakery market for cookies is large and growing due to a shift in customer preference for convenient, quality baked goods. This growth has been primarily driven by expansion of the in-store bakery operations of large mass channel retailers such as Wal-Mart and Target.

Our Strengths

              Category Leadership.    We are a leading provider of frozen cookie dough and muffins to the foodservice channel. According to the Best Report, we have held the #1 market share in terms of pounds of frozen cookie dough (all forms) sold in the foodservice channel since 1996. Our 40% market share in this category in 2005, which increased from 22% in 1996, is more than double our nearest competitor. We believe that, as a result of our category leadership, we have developed the scale and marketing platform to grow cost-effectively across all channels.

              Strong Brand.    Based on our market research, we believe the Otis Spunkmeyer brand enjoys significant brand awareness among foodservice customers and end-consumers. We believe the Otis Spunkmeyer brand is recognized throughout the foodservice industry for its superior product quality, effective marketing and branded merchandising programs. Our strong brand gives us a competitive advantage because end-consumers are typically willing to pay a premium for products they know and trust.

              High Quality Products.    We offer our customers a wide variety of Otis Spunkmeyer branded cookies, muffins, brownies and other sweet baked goods spanning a broad range of indulgence levels, flavors and sizes. We believe we are the leading innovator within our product categories and have consistently introduced new products that have been well received by end-consumers.

              Relationships with Leading Customers.    We have strong, long-term relationships with our customers who are leaders in their respective channels. We directly manage our relationships with foodservice customers, which allows us to help them improve their sales and profits while keeping us at the forefront of evolving industry trends.

              Flexible, Low-Cost Supply Chain.    We serve our customers through our four strategically located, low-cost manufacturing facilities, which produce daily approximately 10 million cookies and more than 1 million muffins. We distribute our products through a unique, flexible distribution system, comprised of a combination of third-party distributors and our direct store delivery ("DSD") network. We consider our DSD network, consisting of 278 routes and 52 sales centers, to be unique in the foodservice industry.

              Proven Management Team.    We have a strong and experienced management team with an average of over 20 years of industry experience. Management has demonstrated an outstanding track record of growth and financial performance. Under current management leadership, net sales have increased from $160.9 million in 1996 to $336.3 million in 2005, representing a CAGR of 8.5%.

Our Growth Strategy

              Our goal is to strengthen our position as a leading North American manufacturer, marketer and distributor of frozen cookie dough and other frozen, hand-held sweet baked goods. Our strategy includes the following elements:

              Grow Sales of Foodservice Products.    We are focused on three areas to increase sales in the foodservice channel: growing the frozen cookie dough and muffin categories, continuing to increase our market share in these categories and expanding internationally with our customers. We believe our category expertise and innovation will enable us to continue to expand these categories. In addition, we believe our commitment to customers and superior execution will allow us to continue to expand our market share. Furthermore, we continue to identify opportunities to expand into new markets. For example, in August 2006, we entered into a new agreement with Subway (through its franchisee purchasing organization) to manufacture and supply frozen bread dough to Subway franchisees.

              Increase Foodservice Distributor and Restaurant Chain Penetration.     We intend to utilize our category leadership to increase sales to existing foodservice distributors and to use the strength of our brand and end-consumer insights to further penetrate restaurant chains.

              Increase Presence in the Retail Channel.    We believe our category expertise and product innovation have positioned us to penetrate leading retailers in both the bakery aisle and the in-store bakery departments.

              Develop Innovative New Products.    Throughout our history, we have had a strong track record of successfully developing and introducing new products that have increased sales for our foodservice and retail customers. We believe that our current pipeline of new products and our new product development process will continue to deliver solutions to customers' desires and meet the diverse and changing needs of end-consumers.

Our History

              Our founder, Kenneth Rawlings, started Otis Spunkmeyer in 1977 with a retail cookie store in Oakland, California. The Otis Spunkmeyer name was the creation of his then 12 year-old daughter, Kimberly. The company quickly grew to 22 stores by 1983. Management then made a strategic shift from company-owned retail stores to higher margin wholesale manufacturing with emphasis on sales to foodservice customers, divesting all of our retail operations and focusing exclusively on the sale of frozen cookie dough.

              In 1990, we entered the thaw-and-serve muffin market with the acquisition of a small muffin manufacturing company and began distributing muffins to retail grocers. During the early 1990's, we focused on further developing our core foodservice and retail businesses and securing national accounts with leading foodservice operators as well as major retail grocers. We opened our second manufacturing facility in Export, Pennsylvania in 1991, closely followed in 1994 by our third facility in Cayce, South Carolina.

              In 1996, we undertook a restructuring program to reinvigorate growth and strengthen management, which led to the hiring of our president and chief executive officer John Schiavo. In August 2002, investment funds managed by Code Hennessy & Simmons LLC ("CHS Group") together with certain members of management formed Otis Spunkmeyer Holdings, Inc., which then acquired all of the outstanding stock of Otis Spunkmeyer, Inc. As of July 1, 2006, affiliates of CHS Group owned 75% of our outstanding shares of our common stock. On September 30, 2005, we purchased substantially all of the assets and liabilities of Merkel-McDonald, Inc., a Texas-based manufacturer and distributor of frozen cookie products, which we refer to as "Chippery." The acquisition strengthened our positions in the foodservice channel and provided a modern, strategically located, low-cost, 104,666 square foot manufacturing facility in Austin, Texas.

Risk Factors

              Investing in our common stock involves significant risks. Among the risks and challenges we face are our dependence on commodities which are subject to price volatility, intense competition in the baked goods industry, our reliance on distributors to deliver our products in a timely and accurate fashion, our reliance on a single customer for a significant amount of our net sales and the risks associated with our substantial indebtedness. Any one of these risks and challenges could adversely impact our business. For more information on these risks and others related to our business, see the section entitled "Risk Factors" immediately following this prospectus summary.

Corporate Information

              Our principal executive office is located at 14490 Catalina Street, San Leandro, California 94577, and our telephone number is (510) 357-9836. Our website is www.spunkmeyer.com. Information on our website is not a part of this prospectus and is not incorporated in this prospectus by reference.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares ( shares if the underwriters' option to purchase additional shares is exercised)
Common stock outstanding after this offering	shares
Use of proceeds
We expect that the net proceeds to us from this offering after expenses will be approximately $ million, or approximately $ million if the underwriters' option to purchase additional shares is exercised, assuming an initial public offering price of $ per share.
We intend to use the net proceeds of this offering as follows:
• Approximately $ million to repay our 18.5% senior subordinated notes due 2011, including a repayment premium of approximately $ million;
• Approximately $ million to redeem our Class A preferred stock; and
• Approximately $ million for general corporate purposes.
For additional information, see the sections of this prospectus entitled "Use of Proceeds" and "Certain Relationships and Related Transactions."
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of common stock.
Dividend policy
We do not expect to pay any cash dividends on our common stock for the foreseeable future. In addition, covenants in our credit agreement restrict us from paying cash dividends to holders of our common stock.
Proposed Nasdaq symbol	"OTIS"

              The number of shares of our common stock outstanding after this offering is based on 49,851,006 shares outstanding as of July 1, 2006 and excludes, as of that date:

  •
  2,338,778 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $0.223 to $0.442 per share, with a weighted average exercise price of $0.24 per share under our 2002 Rollover Plan;

  •
  2,144,889, 880,680, and 443,129 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $1.00 to $1.35, $1.42 to $2.19, and $2.93 respectively, per share, and a weighted average exercise price of $1.01, $1.59, and $2.93 per share, respectively, under our 2002 Stock Option Plan; and

  •
  144,994 shares of our common stock available for future grant under our 2002 Stock Option Plan.

              Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their option to purchase up to             shares of our common stock to cover over-allotments.

Summary Consolidated Financial Data

              The following summary consolidated financial and operating data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial information as of December 25, 2004 and December 31, 2005 and for the three years ended December 31, 2005 set forth below was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated financial statements as of and for the years ended 2003, 2004 and 2005 have been restated. The financial information for the six months ended June 25, 2005 and as of and for the six months ended July 1, 2006 set forth below was derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. We believe that these unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the condensed consolidated financial information for the periods presented. The historical financial and operating information may not be indicative of our future performance.

              The pro forma summary combined financial data for the fiscal year ended December 31, 2005 gives effect to the acquisition of Chippery as if the acquisition occurred on January 1, 2005 and should be read in conjunction with our unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus. The Chippery acquisition closed on September 30, 2005 and therefore is fully reflected in the actual results for the six months ended July 1, 2006.

	As restated			Unaudited
	Year ended			Pro forma year ended	Six months ended
	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	Dec. 31, 2005	June 25, 2005	July 1, 2006
	(in thousands except per share data)
Net sales	$272,892	$305,142	$336,250	$359,014	$154,081	$189,354
Cost of goods sold	205,729	226,061	248,089	265,259	114,458	139,713

Gross profit	67,163	79,081	88,161	93,755	39,623	49,641
Costs and expenses:
Selling	28,316	31,511	34,726	38,938	16,653	20,791
General and administrative	15,130	14,907	17,171	18,988	7,740	10,343
Related party management fees	1,026	1,033	1,005	1,005	504	511
Amortization of intangibles	6,305	6,305	6,122	7,191	3,153	3,150

Total costs and expenses	50,777	53,756	59,024	66,122	28,050	34,795

Operating income	16,386	25,325	29,137	27,633	11,573	14,846
Interest expense, net	(23,534)	(28,988)	(19,524)	(20,763)	(8,715)	(11,008)

Gain (loss) on foreign currency transactions and forward contracts, net	(1,026)	(626)	(32)	(32)	678	(633)

Income (loss) before (benefit) provision for income taxes	(8,174)	(4,289)	9,581	6,838	3,536	3,205
Income tax provision (benefit)	(3,106)	(1,248)	4,194	3,138	1,968	1,243

Net income (loss)	(5,068)	(3,041)	5,387	3,700	1,568	1,962

Preferred stock dividends	(7,220)	(9,371)	(9,987)	(9,987)	(4,980)	(5,592)

Net loss available to common stockholders	($12,288)	($12,412)	($4,600)	($6,287)	($3,412)	($3,630)

Basic and diluted net loss per share available to common shareholders:
Net loss per share — basic and diluted	($0.25)	($0.25)	($0.09)	($0.13)	($0.07)	($0.07)
Weighted average shares — basic and diluted.	49,449	49,683	49,922	49,922	49,965	49,851

				Unaudited
	As restated			July 1, 2006
	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	Actual	As Adjusted (3)
	(in thousands)
Balance Sheet (at period end)
Cash and cash equivalents	$9,295	$17,982	$7,887	$1,192
Total assets	347,740	353,240	384,574	379,775
Long term debt and capital lease obligations, less current portion	186,683	192,781	214,140	205,089
Total stockholders' equity	$37,837	$25,320	$20,362	$16,883
	As restated			Unaudited
	Year ended			Pro forma year ended	Six months ended
	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	Dec. 31, 2005	June 25, 2005	July 1, 2006
	(in thousands except per share data)
Other Data
EBITDA(1)(2)	$34,262	$41,707	$45,176	$45,323	$20,704	$22,430
EBITDA as a percentage of net sales(1)(2)	12.6%	13.7%	13.4%	12.6%	13.4%	11.9%
Capital expenditures	6,820	9,016	9,427	9,629	4,700	4,205

(1)
EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization and is used by our management team as a performance measure. While EBITDA and EBITDA as a percentage of net sales are not recognized measures under accounting principles generally accepted in the United States of America ("GAAP"), we believe that EBITDA and EBITDA as a percentage of net sales are useful for investors because they are frequently used by securities analysts, investors, lenders and other interested parties to evaluate a company's historical ability to service and/or incur indebtedness and to fund ongoing capital expenditures. EBITDA and EBITDA as a percentage of net sales are not intended to be a measure of free cash flow or an indicator of operating performance as they do not consider certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments.

              The following table is a reconciliation of our net income (loss) to EBITDA:

	As restated			Unaudited
	Year ended			Pro forma year ended	Six months ended
	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	Dec. 31, 2005	June 25, 2005	July 1, 2006
	(in thousands)
Net income (loss)	$(5,068)	$(3,041)	$5,387	$3,700	$1,568	$1,962
Income tax provision (benefit)	(3,106)	(1,248)	4,194	3,138	1,968	1,243
Interest expense, net	23,534	28,988	19,524	20,763	8,715	11,008
Depreciation and amortization	18,902	17,008	16,071	17,722	8,453	$8,217

EBITDA	$34,262	$41,707	$45,176	$45,323	$20,704	$22,430

(footnotes continued on following page)

(2)
We believe that the following items are not reflective of our on-going operations and therefore affect the way we use EBITDA as a supplemental measure of performance:

	As restated			Unaudited
	Year ended			Six months ended
	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	June 25, 2005	July 1, 2006
	(in thousands)
Acquisition integration and transaction costs (a)	$460	$35	$858	$—	$578
Non-cash charge in connection with inventory step-up (b)	—	—	395	—	—
DSD network and organizational restructuring costs (c)	—	175	489	67	117
Costs not capitalized in connection with SEC registration (d)				—	1,107
Related party management fees (e)	1,026	1,033	1,005	504	511
Gain (loss) on foreign currency transactions and forward contracts, net (f)	(1,026)	(626)	(32)	678	(633)

(a)
Acquisition integration and transaction costs represent expenses attributable to the acquisition of Chippery in 2005.

(b)
Non-cash charge in connection with inventory step-up represents non-recurring expense related to the effect of the inventory valuation step-up resulting from the acquisition of Chippery in 2005.

(c)
DSD network restructuring cost represents expenses incurred in connection with outsourcing portions of our retail business to third party distributors and direct to warehouse programs with customers.

(d)
Expenses incurred to support the overall registration process, which do not qualify for capitalization.

(e)
Related party management fees represent the fees and expenses paid to CHS Management IV LP.

(f)
Amount includes realized and unrealized gains (losses) on our foreign exchange contracts and foreign transaction gains and (losses).

(3)
Reflects the application of net proceeds received by us as cash and the other adjustments described under "Capitalization."

RISK FACTORS

              You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock.

Risks Relating to Our Business

An increase in the price or a decrease in the availability of commodities we use in production could result in a decrease in profitability and jeopardize our ability to maintain or expand our business.

              Commodities, such as flour, granulated sugar, cocoa, eggs, butter, and palm oil, which we use in the production of our bakery products, are subject to price and supply fluctuations. Fluctuations in the price and availability of commodities can be caused by the operations of our suppliers, governmental agricultural policies, political and economic conditions in certain commodity-producing regions and acts of God such as severe weather conditions and natural disasters. Our ability to increase the prices of our products may lag behind changes in the costs of these commodities. In addition, if a supply disruption or other adverse event occurs that affects our sources, we may not be able to obtain sufficient supplies from our suppliers or alternative sources or we may be charged more for our raw materials. Our ability to pass through to our customers any increase in raw materials costs resulting from a supply disruption or otherwise would depend upon competitive conditions and pricing methods employed in the various markets in which we sell our products. Consequently, a material price increase or a prolonged supply disruption could result in a decrease in profitability and jeopardize our ability to maintain or expand our business. In addition, fluctuations in crude oil or petroleum prices or the prices of other fuels used in the manufacture and distribution of our products may influence the prices of related items used in our business or increase transportation and distribution costs. For example, our cost of goods sold for the first six months of fiscal 2006 increased by 22.1% compared to the first six months of fiscal 2005 in part due to increases in fuel and raw material costs.

We operate in a highly competitive industry and our market share and results of operations could be adversely affected if we fail to compete effectively in the future.

              The frozen sweet baked goods segment of the baked goods market is highly competitive. Competition is generally based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing and promotional activity and the ability to identify and satisfy end-customer preferences. Our business faces competition today from other large corporations and foreign manufacturers. Our principal competitors, including Rich Products Corporation, General Mills, Inc., Sara Lee Corporation, Hostess and Entenmann's all have substantial financial, marketing and other resources and established brand names. If our competitors were to decrease their pricing or increase their promotional spending, we may be forced to do the same, which could adversely affect our profitability. Our ability to remain competitive in the areas of product innovation, product quality, price and brand recognition and loyalty will, in large part, determine our future success. If we fail to compete successfully, our market share, results of operations and financial condition will be materially and adversely affected.

Because we rely on distributors to deliver our products, any disruption in their services or increase in shipping costs could adversely affect our business.

              We rely on a number of distributors to deliver our products to our customers. We have no control over these distributors and the services provided by them may be interrupted as a result of bankruptcy, labor shortages, contract disputes or other factors. If we experience an interruption in these services, we may be unable to distribute our products. A delay in distribution could, among other things, have an adverse impact on our brand and reputation, result in disposal of an amount of our products that could not be shipped in a timely manner or require us to contract with alternative, and possibly more expensive, distributors. In addition, the distributors we use could increase the prices they charge us and we may not be able to pass those charges to our customers in the short-term or at all. Any disruption of distribution or increase in distribution costs could lower our profit margins or force us to raise prices which could cause our revenue and profits to decline.

Our products are susceptible to microbial contamination which could result in our supplying contaminated products and this risk could cause end-consumers to avoid our products.

              We produce and distribute food products that include ingredients, such as eggs, that may contain Salmonella or other disease producing organisms and as a result those live organisms could be present in our uncooked products, such as frozen cookie dough. Shipment of such contaminated products, even if inadvertent, is a violation of law and may lead to an increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies. Once contaminated products have been shipped for distribution, illness and death may result if these organisms are not destroyed at the foodservice or end-consumer level by cooking the product completely prior to consumption. Any shipment of contaminated products, a significant product recall or product liability case may have a material adverse effect on our reputation, business prospects, results of operations and financial condition and could also result in a loss of consumer confidence in our food products.

              In addition, concerns about the safety and quality of food products in general could cause end-consumers to avoid our products. Adverse publicity about these issues in connection with our product or these types of products in general, whether or not valid, may discourage end-consumers from buying our products or cause production and delivery disruptions which could have a material adverse effect on our business results and the value of our brands.

Subway accounts for a significant portion of our sales and the loss of Subway as a customer could adversely affect our financial condition and results of operations.

              Subway accounted for 15.7% of our net sales in fiscal 2005 and no other customer accounted for more than 4.1% of our net sales in fiscal 2005. If we were to lose Subway as a customer, this could adversely affect our financial condition and results of operations.

We are subject to credit risk and credit concentration. If a few of our customers with significant balances experience financial difficulties, our results of operations would suffer.

              The financial condition of some of our customers may expose us to credit risk. In a material economic downturn, some of our customers could experience financial difficulties. If our customers suffer financial difficulty, they may not pay us, which would have a material adverse effect on our results of operations.

              We have two customers with significant accounts receivable balances. Those two customers accounted for 26% of our accounts receivable at December 25, 2004 and 30% of our accounts receivable at December 31, 2005. If we determine that receivables cannot be realized at recorded amounts, we would be required to record a write-down in the period of determination, which would reduce our net income or increase our net loss for that period.

Further consolidation among our customer base and continued growth of our existing customers could result in increased pricing pressure and other changes that could be harmful to our business.

              Our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years and this consolidation is expected to continue. These consolidations have resulted in large, sophisticated customers with increased buying power who are more capable of applying pricing pressure on us, resisting price increases and operating with reduced inventories.

              From time to time, our large customers may re-evaluate or refine their business practices and impose new or revised requirements upon their suppliers, including us. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. Compliance with requirements imposed by significant customers may be costly and may have an adverse effect on our results of operations. If we fail to meet a significant customer's demands, we could lose that customer's business, which could adversely affect our results of operations.

We may be unable to increase our business and market share or add products in faster growing and more profitable categories.

              The food industry's growth potential is constrained by limited population growth. Our success depends in part on our ability to grow our business faster than populations are growing in the markets that we serve. One way to achieve that growth is to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our future results will also depend on our ability to increase market share in our existing product categories. If we do not succeed in developing innovative products for new and existing categories, our volume growth may slow, which would adversely affect our profitability.

We rely on the value of our brand and may suffer losses if our reputation is harmed. Additionally, the costs of maintaining and enhancing our brand are increasing, which could have an adverse impact on our revenues and profitability.

              We rely on the success of our well-recognized brand name, Otis Spunkmeyer, to attract and retain customers and employees and our business may be adversely affected to the extent our reputation is damaged. If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. Accordingly, if we are not able to successfully maintain our brand recognition, our revenues and profitability could be adversely affected.

We may be unable to anticipate and react to changes in consumer preferences, which may result in decreased demand for our products.

              Our success depends in part on our ability to anticipate and react to the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our products, which would in turn cause our revenues and profitability to decline. In particular, our business has been and could continue to be impacted by the popularity of trends such as low carbohydrate diets. Similarly, demand for our products could be affected by concerns regarding the health effects of trans fats, sugar content and processed wheat.

Concerns regarding obesity may cause consumers to reduce the consumption of certain of our products.

              Consumers are becoming increasingly aware of and concerned about the health consequences associated with obesity. These concerns may negatively influence consumer perception and acceptance of our products and marketing programs and may cause consumers to reduce their consumption of certain of our products, which could reduce our net sales. In addition, diet fads, such as those which encourage participants to reduce their carbohydrate intake, may cause consumers to reduce their consumption of our products.

Concerns regarding child obesity may lead to governmental action to prohibit the sale of certain of our products in schools.

              Public health officials, government officials and the public are becoming increasingly aware of and concerned about child obesity. In particular, child obesity has become a focus of interest groups, policy makers and parents. In this context, foods with high fat and sugar content, including some cookie products, are likely to be a focus of attention. Our sales to the kindergarten through twelfth grade foodservice segment were $50 million in fiscal 2005, representing 14.9% of our net sales. To the extent that legislation is adopted which decreases the availability of such food products in schools, our sales may be adversely impacted. In addition, to the extent that special interest groups and parents are able to influence schools to discontinue carrying our products, our sales may be adversely impacted.

We have incurred losses in the last three fiscal years and may incur losses in the future, which could materially reduce the market price of our common stock.

              We have incurred net losses available to common stockholders in the last three fiscal years and we had an accumulated deficit of $2.4 million as of July 1, 2006. We will need to generate additional revenues and/or significantly reduce costs, including interest expense, in order to avoid additional net losses in future periods. In addition, we expect our capital expenditures in fiscal 2007 and fiscal 2008 to be higher than our historical spending levels, including $13 million we expect to spend in connection with the expansion of our cookie dough and muffin production capacity. These and other expenses will continue to challenge our ability to attain profitability in the coming years. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to achieve or maintain profitability may materially reduce the market price of our common stock.

Existing government regulation could adversely impact our results of operations and financial condition.

              As a producer and marketer of food items, we are subject to regulation by various federal, state and local government entities and agencies, such as the U.S. Food and Drug Administration, or "FDA," and the U.S. Department of Agriculture, with respect to production processes, product quality, packaging, labeling, storage and distribution. Failure to comply with, or violations of, the regulatory requirements of one or more of these agencies could result in a variety of sanctions, including monetary fines and compulsory withdrawal of our products from store shelves.

The Public Health Security and Bioterrorism Preparedness and Response Act of 2002 could adversely impact our operations and financial condition.

              The Public Health Security and Bioterrorism Preparedness and Response Act of 2002, which we refer to as the "Bioterrorism Act," includes a number of provisions which may impact our business, including new authority for the Secretary of Health and Human Services to take action to protect the nation's food supply against the threat of intentional contamination. The FDA is responsible for developing and implementing these food safety measures. The FDA has been in the process of developing and issuing new rules, but the content of these rules, is uncertain, which makes it difficult for us to predict what impact they might have on our business. The Bioterrorism Act and related rules may result in higher costs for plant security and product safety, and create additional costs associated with the new regulatory requirements. If we are unable to pass these higher costs on to our customers or end-consumers, our results of operations and financial condition may be adversely affected.

Our international operations are subject to political and economic risks.

              In fiscal 2005, 7% of our consolidated net sales were generated outside of the United States. In particular, we currently sell our products to customers in Australia, the United Kingdom and Canada, and, as part of our growth strategy, expect to expand our international operations. We are accordingly subject to a number of risks relating to doing business internationally, any of which could significantly harm our business. These risks include:

  •
  foreign exchange controls and fluctuation in currency exchange rates;

  •
  foreign tax treaties and policies; and

  •
  restrictions on the transfer of funds to and from foreign countries.

              Our financial performance on a U.S. dollar denominated basis is also subject to fluctuations in currency exchange rates. These fluctuations could cause our results of operations to vary materially from period to period.

We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations of such debt may restrict our future operations and adversely affect our business.

              As of            , assuming that this offering and the application of the net proceeds from this offering as described under "Use of Proceeds" had been completed by that date, we would have had approximately $                      million of outstanding indebtedness. In addition, the credit agreement governing our credit facilities permits us to incur additional debt under certain circumstances.

              The incurrence of substantial amounts of debt may make it more difficult for us to satisfy our financial obligations; require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes; increase our vulnerability to general adverse economic and industry conditions; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; place us at a competitive disadvantage compared with some of our competitors that have less debt; and limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

              Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow and future financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

If we fail to meet our payment obligations or fail to comply with the covenants under our credit agreement, the lenders could foreclose on, and acquire control of, substantially all of our assets.

              The credit agreement for our revolving credit facility and Term Loan B contains, and other agreements we may enter into in the future, may contain covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The covenants in our credit agreement place restrictions on our ability to, among other things, incur additional debt, create liens, make investments, enter into transactions with affiliates, sell assets, guarantee debt, declare or pay dividends, redeem common stock or make other distributions to stockholders, and consolidate or merge. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If we were unable to repay debt to our senior lenders, these lenders could foreclose on, and acquire control of, substantially all of our assets.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our business could be harmed and current and potential stockholders could lose confidence in us, which could cause our stock price to fall.

              Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC and the Nasdaq Global Market, or "Nasdaq," are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We will be performing the system and process evaluation, testing, and necessary remediation required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, we expect to incur substantial additional expenses and diversion of management's time. We may not complete these activities by our December 31, 2007 deadline and we cannot predict their impact on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq. Any such action could harm our business or investors' confidence in us, and could cause our stock price to fall.

We have restated our consolidated financial statements.

              The accompanying consolidated financial statements for the fiscal years ended December 27, 2003, December 25, 2004 and December 31, 2005 have been restated to properly record our foreign currency forward contracts transactions in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended). In addition, we corrected an error in our computation of income tax benefit for the year ended December 27, 2003 and revised our segment disclosure to include three reportable segments. These corrections had no impact on the Company's net sales, or net change in cash and cash equivalents. In light of the aforementioned adjustments to our consolidated financial statements, our independent registered public accounting firm notified us that our procedures for appropriately assessing and applying derivative financial instrument accounting principles, computing income taxes and identification and reporting of reportable segments were inadequate. As a result of these restatements, our independent registered public accounting firm has reported a material weaknesses in our internal control over financial reporting as of December 31, 2005. A material weakness, as defined in Statement on Auditing Standards No. 112, is a significant control deficiency, or combination of significant control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. We have revised our policies and procedures and engaged an external specialized accounting service to assist us in our review of applicable accounting policies to determine the values to be assigned to derivative financial instruments pursuant to SFAS 133 in connection with foreign currency forward contract transactions. We have also revised our processes and systems in connection with income tax accounting and segment reporting. We cannot assure you, however, that similar issues will not arise again.

We are subject to market risk with respect to amounts borrowed under our senior credit faciliy because such amounts bear interest at variable rates.

              Because amounts borrowed under our senior credit facility bear interest at variable rates which are tied to variable market rates, we are exposed to market risk stemming from changes in interest rates. Borrowings under our senior credit facility incur interest at floating rates plus an applicable margin which is based on LIBOR, the Federal Funds rate or PRIME. To the extent that any of these market rates experience significant increase, the rate of interest that we pay on borrowings under our senior credit facility may also increase. The effective interest rate on our variable debt as of December 31, 2005 was 7.14%. We estimate that a one percentage point increase in our interest rates would result in an additional expense of $1.6 million.

Risks Relating to an Investment in Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop, which could impede your ability to sell your shares and depress our stock price.

              There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

              Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock;

  •
  conditions or trends in our industry, including trading volumes, regulatory changes or changes in the securities marketplace;

  •
  changes in the market valuations of other companies operating in our industry;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or our strategic investors.

We will be controlled by our pre-existing investors whose interests may differ from those of other stockholders.

              Upon completion of this offering, our pre-existing investors, including CHS Group, will collectively own approximately    shares of common stock, or     % of the total shares of common stock outstanding. As a result, these investors will have the ability to control the election of our directors, the appointment of new management and the potential outcome of all matters submitted to a vote of our stockholders, including entering into mergers, the sale of substantially all of our assets and other extraordinary items. The interests of these investors with respect to such matters could conflict with your interests as holders of our common stock. See "Certain Relationships and Related Party Transactions" for a discussion of certain relationships we have with these stockholders.

Conflicts of interest may arise because some of our directors are principals of our controlling stockholder.

              Three principals of CHS Group will serve on our board of directors, which will have seven members upon the completion of this offering. CHS Group and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of CHS Group and the interests of our other stockholders arise, these directors may not be disinterested. Under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. CHS Group's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of our company.

Our share price may decline due to the large number of shares eligible for future sale.

              Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate. We provide additional information on future sales of common stock in the section of this prospectus entitled "Shares Eligible for Future Sale."

              Upon completion of this offering, there will be    shares of common stock outstanding. Of these shares,    shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144. The remaining    shares of common stock available for future sale will be "restricted securities" within the meaning of Rule 144. Of these restricted securities,    shares will be freely transferable under Rule 144(k) and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

              We have granted certain stockholders the right to require us to register their shares of our new common stock, representing over    shares of our common stock following completion of this offering. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock.

              All shares held by our stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. as described further in the section of this prospectus entitled "Underwriting."

Provisions in our charter documents and Delaware law could discourage potential acquisition proposals, could delay, deter or prevent a change in control and could limit the price certain investors might be willing to pay for our stock.

              Certain provisions of our certificate of incorporation and by-laws, to be effective immediately prior to this offering, may inhibit changes in control of our Company not approved by our board of directors or changes in the composition of our board of directors, which could result in the entrenchment of current management. These provisions include:

  •
  a prohibition on stockholder action through written consents;

  •
  a requirement that special meetings of stockholders be called only by the board of directors;

  •
  advance notice requirements for stockholder proposals and director nominations;

  •
  limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

  •
  the authority of the board of directors to issue, without stockholder approval, preferred stock with such terms as the board of directors may determine and additional shares of our common stock.

              We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which would prevent us from engaging in a business combination with a person who becomes a 15% or greater stockholder for a period of three years from the date such person acquired such status unless certain board or stockholder approvals were obtained. These provisions could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Purchasers of our common stock will experience substantial and immediate dilution in the net tangible book value per share of their investment.

              Prior investors have paid substantially less per share for our common stock than the price in this offering. The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $                  per share in the net tangible book value of our common stock as of    at an assumed initial public offering price of $                  per share. You will incur additional dilution if holders of options to purchase or rights with respect to shares of common stock, whether currently outstanding or subsequently granted, exercise the options or rights following this offering. See "Dilution."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You are urged to carefully consider these risks and factors, including those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made, and we undertake no ongoing obligation, other than any imposed by law, to update these statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

              The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. The safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering, including this offering.

USE OF PROCEEDS

              Based upon an assumed initial public offering price of $                      per share, we will receive net proceeds from the offering of approximately $                      million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $                      per share would increase (decrease) the net proceeds to us from this offering by $                      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $                      million.

              We currently expect to use the net proceeds of this offering as follows:

  •
  $    million of the net proceeds to repay our 18.5% senior subordinated notes due 2011, including a repayment premium of approximately $                       million;

  •
  approximately $                      million to redeem our Class A preferred stock; and

  •
  approximately $                      million for general corporate purposes.

              We will retain broad discretion over the allocation of the $                      portion of the net proceeds we receive in this offering. We may use a portion of such net proceeds for the acquisition of products and technologies.

              We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

              We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to meet our projected operating requirements for at least the next 12 months.

DIVIDEND POLICY

              We do not expect to pay any cash dividends on our common stock for the foreseeable future. In addition, covenants in our credit agreement restrict us from paying cash dividends to holders of our common stock. We currently intend to retain any additional future earnings to finance our operations and growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend on our earnings, financial condition, operating results, capital requirements and contractual, regulatory and other restrictions on the payment of dividends and other factors our board of directors deems relevant.

CAPITALIZATION

              The following table sets forth our cash and cash equivalents and consolidated capitalization as of July 1, 2006:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to:

  •
  the sale of shares of our common stock in the offering at an assumed initial public offering price of $                  per share, after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  redemption of our Class A preferred stock;

  •
  an amendment to our certificate of incorporation to increase our authorized capital stock to shares of common stock; and

  •
  repayment of our 18.5% senior subordinated notes due 2011, including a repayment premium of approximately $       million.

	As of July 1, 2006
	Actual	As adjusted
	(unaudited) (in thousands except share and per share data)
Cash and cash equivalents(1)	$1,192	$

Long-term debt:
Term loan B	159,375
18.5% senior subordinated notes due 2011	44,656		0
Capital lease obligations	1,058

Total long-term debt	$205,089	$

Preferred stock:
Class A preferred stock, $0.01 par value, 100,000 shares authorized; 49,678 shares issued and outstanding, on an actual basis; 0 shares issued and outstanding, on a pro forma as adjusted basis	82,439		0
Stockholders' equity:
Voting and nonvoting common stock, $0.01 par value, 63,000,000 shares authorized; 49,851,006 issued and outstanding, on an actual basis; shares issued and outstanding, on a pro forma as adjusted basis	499
Additional paid-in capital	18,608
Accumulated deficit	(2,409)
Notes receivable from stockholders	(116)
Accumulated other comprehensive income	301

Total stockholders' equity	16,883

Total capitalization	$304,411	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by $                   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(footnotes continued on following page)

              You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

              This table is based on 49,851,006 shares outstanding as of July 1, 2006 and excludes:

  •
  2,338,778 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $0.223 to $0.442 per share, with a weighted average exercise price of $0.24 per share under our 2002 Rollover Plan;

  •
  2,144,889, 880,680, and 443,129 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $1.00 to $1.35, $1.42 to $2.19, and $2.93 respectively, per share, with a weighted average exercise price of $1.01, $1.59, and $2.93 per share, respectively, under our 2002 Stock Option Plan; and

  •
  144,994 shares of our common stock available for future grant under our 2002 Stock Option Plan.

DILUTION

              If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of common stock upon completion of this offering.

              As of July 1, 2006, our pro forma net tangible book value was $            , or $       per share. "Pro forma net tangible book value per share" represents the amount of our total consolidated tangible assets minus the total consolidated liabilities, divided by the shares of our outstanding common stock.

              After giving effect to the sale of            shares of our common stock in the offering at an assumed initial public offering price of $                  per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of July 1, 2006 would have been $                  , or $                  per share of our common stock. This represents an immediate increase in net tangible book value of $                  per share to our existing stockholders and an immediate dilution in net tangible book value of $                  per share to new investors purchasing shares of common stock in this offering.

              The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock	$
Pro forma net tangible book value per share as of July 1, 2006	$
Increase per share attributable to the offering

Adjusted pro forma net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors(1)	$

  (1)
  Dilution is determined by subtracting adjusted pro forma net tangible book value per share after giving effect to the offering from the initial public offering price paid by a new investor.

              Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share would increase (decrease) our as adjusted net tangible book value by $                  million, or $                  per share, and the dilution in net tangible book value per share to investors in this offering by $                  per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

              If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value as of July 1, 2006 will increase to $                  per share, representing an increase to existing stockholders of $                  per share, and there will be an immediate dilution of approximately $                  per share to new investors.

              The following table as of July 1, 2006 summarizes the differences between our existing stockholders and new investors with respect to the number of shares of our common stock issued in this offering, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering

price of $                  per share and deducts estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percentage		Amount		Percentage
Existing stockholders	49,851,006				$53,879,000				$1.08
New investors

Total			%	$			%	$

              Each $1.00 increase (decrease) in the assumed initial public offering price of $                  per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $                  million, $                  million and $                  , respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The as adjusted information is illustrative only, and following the completion of this offering, will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

              If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately    % of the total number of as adjusted shares of our common stock outstanding after this offering; and

  •
  the number of shares of our common stock held by new public investors will increase to            , or approximately    % of the total number of shares of our common stock outstanding after this offering.

              The tables and calculations above are based on 49,851,006 shares outstanding as of July 1, 2006 and exclude:

  •
  2,338,778 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $0.223 to $0.442 per share, with a weighted average exercise price of $0.24 per share under our 2002 Rollover Plan;

  •
  2,144,889, 880,680, and 443,129 shares of our common stock issuable upon exercise of outstanding options at exercise prices ranging from $1.00 to $1.35, $1.42 to $2.19, and $2.93 respectively, per share, and a weighted average exercise price of $1.01, $1.59, and $2.93 per share, respectively, under our 2002 Stock Option Plan; and

  •
  144,994 shares of our common stock available for future grant under our 2002 Stock Option Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

              Selected consolidated financial data as of and for the fiscal year ended December 29, 2001 and for the period from December 30, 2001 to August 19, 2002 are referred to as "predecessor" information. On August 20, 2002, CHS Group and management led an acquisition in which Otis Spunkmeyer Holdings, Inc. became the owner of all the stock of Otis Spunkmeyer, Inc. The predecessor information as of and for the fiscal year ended December 29, 2001 and for the period from December 30, 2001 to August 19, 2002 set forth below was derived from the audited consolidated financial statements and related notes of Otis Spunkmeyer, Inc. The "successor" financial information for the period from August 20, 2002 to December 28, 2002, as of December 31, 2002 and as of and for the fiscal years ended December 27, 2003, December 25, 2004 and December 31, 2005 set forth below was derived from our audited consolidated financial statements and related notes, which is on a different basis of accounting than the predecessor financial information. Such audited consolidated financial statements and related notes, other than those as of and for the fiscal year ended December 29, 2001, for the period from December 30, 2001 to August 19, 2002, for the period from August 20, 2002 to December 28, 2002, as of December 28, 2002 and as of December 27, 2003 are included elsewhere in this prospectus. The financial statements as of December 31, 2005 and December 25, 2004 and for each of the years ended December 27, 2003, December 25, 2004 and December 31, 2005 have been restated as discussed in Note 3 to our consolidated financial statements. The cumulative effect of the restatement for all fiscal years prior to 2003 is to increase the reported accumulated deficit and decrease deferred tax assets. The financial information as of and for the six months ended June 25, 2005 and July 1, 2006 set forth below was derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. We believe that these unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the condensed consolidated financial information for the periods presented. The historical financial and operating information may not be indicative of our future performance.

              The following selected consolidated financial and operating data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

			Successor
	Predecessor (1)
							(Unaudited)
			As restated
							Six months ended
				Year ended
		Period from Dec. 30, 2001 to Aug. 19, 2002
	Year ended Dec. 29, 2001		Period from Aug. 20, 2002 to Dec. 28, 2002	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	June 25, 2005	July 1, 2006
	(in thousands except per share data)
Net sales	$236,530	$147,256	$98,306	$272,892	$305,142	$336,250	$154,081	$189,354
Cost of goods sold	175,213	111,441	75,807	205,729	226,061	248,089	114,458	139,713

Gross profit	61,317	35,815	22,499	67,163	79,081	88,161	39,623	49,641

Costs and expenses:
Selling	23,701	16,842	9,092	28,316	31,511	34,726	16,653	20,791
General and administrative	14,640	17,677	6,723	15,130	14,907	17,171	7,740	10,343
Related party management fees (2)	1,168	629	333	1,026	1,033	1,005	504	511
Amortization of intangibles (3)	39	—	2,330	6,305	6,305	6,122	3,153	3,150

Total costs and expenses	39,548	35,148	18,478	50,777	53,756	59,024	28,050	34,795

Operating income	21,769	667	4,021	16,386	25,325	29,137	11,573	14,846
Interest expense, net	(11,705)	(8,918)	(9,122)	(23,534)	(28,988)	(19,524)	(8,715)	(11,008)
Gain (loss) on foreign currency transactions and forward contracts, net (4)	(148)	18	(3)	(1,026)	(626)	(32)	678	(633)

Income (loss) before (benefit) provision for income taxes	9,916	(8,233)	(5,104)	(8,174)	(4,289)	9,581	3,536	3,205
Income tax provision (benefit)	4,480	(1,813)	(3,455)	(3,106)	(1,248)	4,194	1,968	1,243

Net income (loss)	5,436	(6,420)	(1,649)	(5,068)	(3,041)	5,387	1,568	1,962

Preferred stock dividends (5)	—	—	(2,627)	(7,220)	(9,371)	(9,987)	(4,980)	(5,592)

Net income (loss) available to common stockholders (6)	$5,436	($6,420)	($4,276)	($12,288)	($12,412)	($4,600)	($3,412)	($3,630)

Basic and diluted net income (loss) per share available to common shareholders:
Net income (loss) per share—basic	$4.34	($5.13)	($0.09)	($0.25)	($0.25)	($0.09)	($0.07)	($0.07)
Net income (loss) per share—diluted	$4.34	($5.13)	($0.09)	($0.25)	($0.25)	($0.09)	($0.07)	($0.07)
Weighted average shares—basic	1,252	1,252	49,417	49,449	49,683	49,922	49,965	49,851
Weighted average shares—diluted	1,252	1,252	49,417	49,449	49,683	49,922	49,965	49,851
		As restated				(Unaudited)
Balance Sheet (at period end)	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	June 25, 2005	July 1, 2006
	(in thousands)
Cash and cash equivalents	$573	$3,188	$9,295	$17,982	$7,887	$6,621	$1,192
Total assets	84,830	351,930	347,740	353,240	384,574	335,299	379,775
Long-term debt and capital lease obligations, less current portion	41,349	181,280	186,683	192,781	214,140	175,470	205,089
Total stockholders' equity (deficit)	($58,950)	$49,870	$37,837	$25,320	$20,362	$21,615	$16,883

(1)
The 2002 acquisition of Otis Spunkmeyer, Inc., the "Predecessor," was accounted for as a business acquisition under the purchase method of accounting, which required the net assets of the Predecessor to be recognized at fair value upon acquisition. Therefore, our financial statements for the period from August 20, 2002 to December 28, 2002 and the years subsequent thereto have been prepared on the basis of accounting arising from the 2002 acquisition. The financial statements for the year ended December 29, 2001 and for the period from December 30, 2001 to August 19, 2002 were prepared on the Predecessor's basis of accounting.

(2)
Reflects the management fee we pay to CHS Management IV LP.

(footnotes continued on following page)

(3)
During the Predecessor periods, our intangible assets and related amortization expense were not significant. Subsequent to the 2002 acquisition of the Predecessor and the related step-up of the Predecessor's intangible assets to their fair values, intangible assets and their related amortization expense were significantly greater than they were for the Predecessor.

(4)
As discussed in the notes to our consolidated financial statements, included elsewhere in this prospectus, we record our foreign currency forward contracts on our balance sheet at their fair values. Changes in the contracts' fair values are recorded in our consolidated statement of operations.

(5)
In connection with the 2002 acquisition of the Predecessor, our Class A Preferred Stock was created. As a result, the Class A Preferred Stock was added to the Consolidated Balance Sheets and the Class A Preferred Stock dividends were recorded in the Consolidated Statements of Operations.

(6)
Our Class A preferred stockholders are entitled to preferred dividends. As described in "Use of Proceeds," we expect to redeem all outstanding shares of Class A preferred stock that are not converted into shares of common stock upon completion of this offering.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

              On September 30, 2005, we acquired substantially all of the assets and liabilities of Merkel-McDonald, Inc., a Texas-based manufacturer and distributor of frozen cookie products, which operated under the trade name "Chippery." The acquisition was an asset purchase and was accounted for using the purchase method of accounting which requires that acquired assets and assumed liabilities be recorded at their fair values. The acquisition was primarily financed with additional long-term debt. The aggregate consideration for the acquisition, net of the cash acquired and transaction costs, was $37,105,000. The following unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 gives effect to the acquisition as if it occurred on January 1, 2005, reflecting only the pro forma adjustments directly related to the acquisition and expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 combines our audited consolidated statement of operations for the fiscal year ended December 31, 2005 with the audited statement of operations for Chippery for the period from January 1, 2005 through September 29, 2005, the date prior to the acquisition. Our audited consolidated statement of operations for the fiscal year ended December 31, 2005 included elsewhere in this prospectus, include Chippery's results of operations from September 30, 2005 to December 31, 2005.

              This unaudited pro forma condensed combined statement of operations is for informational purposes only and has been prepared by applying the pro forma adjustments described in the notes to the unaudited pro forma combined condensed statement of operations. The unaudited pro forma condensed combined statement of operations does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date or for the period presented, or that may be achieved in the future. The unaudited pro forma condensed combined statement of operations should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and accompanying notes as of and for the period ended December 31, 2005 and audited financial statements and accompanying notes of Chippery as of and for the nine month period ended September 29, 2005 included in this prospectus.

	Year ended Dec. 31, 2005
	As restated		Unaudited
	Otis Spunkmeyer Holdings, Inc.	Chippery Jan. 1, 2005 to Sept. 29, 2005	Combined	Pro forma adjustments	Pro forma
	(in thousands except per share data)
Net sales	$336,250	$22,764	$359,014	—	$359,014
Cost of goods sold	248,089	17,170	265,259	—	265,259

Gross profit	88,161	5,594	93,755	—	93,755
Cost and expenses:
Selling	34,726	4,212	38,938	—	38,938
General and administrative	17,171	1,721	18,892	—	18,892
Acquisition related costs	—	96	96	—	96
Amortization of intangibles (1)	6,122	—	6,122	1,069	7,191
Related party management fees	1,005	—	1,005	—	1,005

Total cost and expenses	59,024	6,029	65,053	1,069	66,122

Operating income (loss)	29,137	(435)	28,702	(1,069)	27,633
Interest expense, net (2)	(19,524)	(415)	(19,939)	(824)	(20,763)
Gain (loss) on foreign currency transactions and forward contracts, net	(32)	—	(32)	—	(32)

Income (loss) before (benefit) provision from income taxes	9,581	(850)	8,731	(1,893)	6,838
Income tax provision (3)	4,194	—	4,194	1,056	3,138

Net income (loss)	5,387	(850)	4,537	(837)	3,700
Preferred stock dividends	(9,987)	—	(9,987)	—	(9,987)

Net loss available to common stockholders	$(4,600)	$(850)	$(5,450)	$(837)	$(6,287)

Year ended Dec. 31, 2005
	As restated		Unaudited
	Otis Spunkmeyer Holdings, Inc.	Chippery Jan. 1, 2005 to Sept. 29, 2005	Combined	Pro forma adjustments	Pro forma
(in thousands except per share data)
Unaudited pro forma net loss per share:
Net loss per share — basic and diluted	($0.09)	—	—	—		(0.13)
Shares used in determining unaudited pro forma basic and diluted net loss per share	49,922	—	—	—		49,922
Supplemental unaudited net income per share:
Net income per share:
Basic		$—	—	—	$
Diluted		$—	—	—	$
Shares used in determining supplemental unaudited pro forma net income per share:
Basic		—	—	—
Diluted		—	—	—

(1)
As part of the Chippery acquisition, certain identifiable intangible assets were acquired and written up to their fair values. This adjustment records the additional amortization that would have resulted had we acquired these intangible assets on January 1, 2005 and amortized the fair value of these assets over their estimated useful lives. These identifiable intangible assets include customer relationships, covenants not to compete and trademarks with useful lives from 5 to 20 years. The fair value of the intangible assets that were obtained during the acquisition, excluding goodwill, was as follows:

September 30, 2005
(in thousands)
Covenants not to compete	$1,000
Customer relationships	$10,100
Trademarks	$3,600

Total	$14,700

              The goodwill of $18.2 million, which resulted from the acquisition, is not amortized and will be tested for potential impairment on at least an annual basis. The goodwill is deductible for tax purposes.

(2)
On September 1, 2005, we amended and restated the Term Loan B in order to borrow an additional $38.0 million. The additional financing from the new credit facility was used primarily for the Chippery acquisition. This adjustment reflects: (a) the additional interest expense that would have resulted from the additional financing for the acquisition; and (b) the additional amortization of debt issuance costs that would have been incurred in connection with the issuance of the additional financing.

The effect of a 0.125% increase in the prevailing interest rate index relating to the credit facility would have had the effect of increasing interest expense for the fiscal year ended December 31, 2005 by $0.2 million.

(3)
To record the income tax effect of the pro forma adjustments and the Chippery loss at a statutory tax rate of 38.5%.

Basis of Presentation

              On September 30, 2005, we acquired the assets and assumed certain liabilities of Chippery. The preceding unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 gives effect to the Chippery acquisition as if it occurred on January 1, 2005, reflecting only the pro forma adjustments directly related to the acquisition and expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2005 combines our audited consolidated statement of operations for the fiscal year ended December 31, 2005 with Chippery's audited consolidated statement of operations for the period from January 1, 2005 through September 29, 2005, the date prior to the acquisition. Our audited consolidated statement of operations for the fiscal year ended December 31, 2005 includes Chippery's results of operations from September 30, 2005 to December 31, 2005.

Purchase Price

              We acquired Chippery, a former industry competitor, because of significant growth opportunities presented by Chippery's established presence in the foodservice and fundraising markets. The acquisition was accounted for using the purchase method of accounting which requires that the acquired assets and assumed liabilities are recorded at fair value. The purchase price allocation was subject to revision once contingent considerations relating to working capital and sales growth rates were finalized. Those contingencies were resolved in April 2006, in which the former owners of Chippery paid us $0.9 million. During April 2006, we reflected this payment as a reduction of the purchase price and related goodwill.

              The aggregate consideration for the acquisition, net of the cash acquired and transaction costs, was $37.1 million. The purchase price was allocated as follows:

(in thousands)
Assets acquired:
Accounts receivable, net	$2,848
Inventory	3,721
Property and equipment	5,460
Prepaid and other assets	198
Other assets — long term	186
Intangible assets	14,700
Goodwill	18,188

45,301
Liabilities assumed:
Accounts payable	4,459
Accrued payroll taxes	321
Other accruals	1,285
Capital lease obligations	1,855
Other long term liability	276

8,196

Net assets acquired	$37,105

Unaudited Pro Forma Per Share Information

              Unaudited pro forma basic and diluted net loss per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding as further described in Note 2 of our consolidated financial statements included herein.

    Supplemental Unaudited Pro Forma Per Share Information

              We intend to use part of the proceeds from the proposed initial public offering to repay all of the 18.5% senior subordinated notes due 2011 ($44.7 million as of December 31, 2005) and redeem all of the issued and outstanding shares of our Class A redeemable preferred stock ($77.2 million as of December 31, 2005) that are not converted into shares of common stock upon completion of this offering, including shares of Class A preferred stock to be issued upon the exercise of outstanding rollover preferred stock options before the completion of this offering. We have disclosed supplemental unaudited pro forma per share information to show the effect on our pro forma net loss per share available to common stockholders for the fiscal year ended December 31, 2005 as if the initial public offering had been effected as of December 26, 2004 and as if part of the proceeds were used to repay our senior subordinated debt and redeem our preferred stock.

              Supplemental unaudited pro forma basic and diluted income per share have been computed by adjusting pro forma net loss available to common stockholders for the fiscal year ended December 31, 2005 to eliminate certain charges which would not have been incurred had the initial public offering had been effected as of December 26, 2004 and as if part of the proceeds had been used as described above, as follows:

Unaudited pro forma net loss available to common stockholders	$
Interest expense and amortization of debt issuance costs relating to the 18.5% senior subordinated notes due 2011	$
Dividends on the Class A preferred stock	$
Related income tax effects	$
Supplemental unaudited pro forma net income available to common stockholders	$

              Supplemental unaudited pro forma basic and diluted income per share have been computed by adjusting unaudited pro forma historical share amounts for the fiscal year ended December 31, 2005 as if the initial public offering had been effected as of December 26, 2004 and as if part of the proceeds had been used as described above, as follows:

	Weighted average basic shares	Weighted average diluted shares
Unaudited pro forma share amounts
Additional potential common shares consisting of stock options calculated under the treasury stock method historically deemed to be anti-dilutive
Shares issued to repay 18.5% senior subordinated notes, including an estimated prepayment penalty of $
Shares issued to convert Class A preferred stock
Supplemental unaudited pro forma share amounts

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section. You should read the following discussion together with the section entitled "Risk Factors" and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

              We are a leading North American manufacturer, marketer and distributor of branded frozen sweet baked goods, including cookie dough, muffins, danish, brownies and other hand-held sweet baked goods. Founded in 1977, we sell our high-quality products primarily under the Otis Spunkmeyer brand to both foodservice and retail customers.

2002 Acquisition by CHS

              In August 2002, CHS Group, together with certain members of management, formed Otis Spunkmeyer Holdings, Inc., which then acquired all of the stock of Otis Spunkmeyer, Inc.

              The acquisition was financed with $110.3 million of borrowings under our senior secured credit facility, the issuance by Otis Spunkmeyer, Inc. of $40.0 million of 18.5% senior subordinated notes due December 2011, the issuance by Otis Spunkmeyer Holding, Inc. of $35.0 million of 19.5% senior unsecured subordinated notes due August 2010 and $103.2 million of equity contributions by CHS Group, certain other stockholders and certain members of our senior management. Senior management's equity contribution consisted of $1.5 million of stock of Otis Spunkmeyer, Inc., and in-the-money options to purchase shares of Otis Spunkmeyer, Inc. stock with a net value of $4.6 million. In addition, certain other stockholders of Otis Spunkmeyer, Inc. contributed $1.9 million of Otis Spunkmeyer, Inc. stock. CHS Group and certain other stockholders contributed $95.2 million of cash. In exchange, at closing we issued $49.3 million of our Class A preferred stock and $46.3 million of our common stock to CHS Group, other stockholders and to senior management. We also issued $3.0 million of our non-voting common stock to one of our stockholders who is subject to bank holding company regulations which limit the number of voting shares it may own. The acquisition was accounted for as a business combination under the purchase method of accounting. Under the related accounting rules, we adjusted the value of our assets and liabilities to their respective estimated fair values, to the extent of the new investor's ownership, with the excess of the purchase price allocated to goodwill, which in this case was $164.1 million. The increase in basis of the assets resulted in non-cash charges in future periods, principally related to the step-up in the value of the property and equipment and intangible assets. As a result of these adjustments to our asset basis, our depreciation and amortization expenses increased.

              The financial statements subsequent to August 2002 have been prepared using a new basis for accounting resulting from the acquisition of Otis Spunkmeyer, Inc. by Otis Spunkmeyer Holding, Inc. which is different from the basis for accounting used to prepare Otis Spunkmeyer, Inc.'s financial statements prior to the 2002 acquisition.

Chippery Acquisition

              On September 30, 2005, we acquired substantially all the assets and liabilities of Merkel-McDonald, Inc., which operated under the trade name Chippery, for a purchase price of $37.1 million. We acquired Chippery, a former industry competitor, because of significant growth opportunities presented by Chippery's established presence in the foodservice channel. We funded the acquisition through a refinancing of our existing senior credit facility, including new borrowings under our new senior credit facility.

Key Financial Measures

    Net Sales

              Net sales represent total sales less returns, discounts, direct and indirect customer rebates and promotional spending. These sales are generated primarily from the sale of frozen cookie dough, thaw-and-serve muffins and other frozen baked goods to a wide array of customers in the foodservice and retail channels. We generate sales by individual orders through sales personnel, independent brokers, and in some cases, under national contracts.

              Our frozen cookie dough products are available in a variety of flavors, sizes and indulgence levels ranging from value to super premium. Our frozen cookie dough sales currently represent 66% of our net sales. In addition, we manufacture and market a full line of regular and low-fat thaw-and-serve muffins in assorted flavors and sizes. Our muffin sales currently represent 26% of our net sales. We also offer a broad range of other thaw-and-serve baked goods, including danish, brownies, bagels and crumb cakes.

    Costs and Expenses

              All costs to bring a product to completion are included in cost of goods sold, including manufacturing costs, distribution costs and depreciation expense. In 2005, 70% of our cost of goods sold was related to manufacturing costs. The principal elements of cost of goods sold in our manufacturing operations are raw material ingredients and packaging costs; labor and benefit costs; facility and equipment costs, including costs to maintain inventory in our own and third-party warehouses. The principal raw materials used in our production processes are flour, granulated sugar, cocoa, eggs, butter, and palm oil. In total, we spent $110.7 million in 2005 on raw materials which is representative of our historical expenditures. Packaging costs were $14.2 million in 2005. We closely monitor material costs, waste and labor utilization in our manufacturing facilities to measure productivity on a cost per case and cost per pound basis. We economically hedge raw material price risk primarily by entering into fixed price commodity purchase contracts with various suppliers. Distribution costs include costs associated with third-party transportation of finished products from our manufacturing facilities to our own and third-party warehouses; third-party delivery costs incurred by transporting finished products from our manufacturing facilities and third-party warehouses to customers; and delivery costs incurred by transporting finished products from our own warehouses to customers utilizing our own DSD network.

              Our selling expenses consist of broker commissions, the salaries, benefits and commissions paid to our own sales professionals, and business development, promotional, travel and entertainment costs. In addition, selling expenses include marketing costs to support product sales, such as trade advertising, agency consultation services, market research, merchandising, consumer promotions and distributor programs. General and administrative expenses consist of the salaries and benefits paid to support personnel at our corporate office, as well as office rent, maintenance, utilities, insurance, management information systems, communication expenses, and various professional services.

              Related party management fee expenses include the total fees and expenses paid by us to CHS Management IV LP, an affiliate of our majority stockholder, for financial and management consulting services in accordance with a management agreement entered into in connection with the August 2002 acquisition. The management agreement will be terminated upon the completion of this offering. Because we believe the Company has sufficient internal resources, we do not anticipate retaining another firm to provide similar financial or management services following the completion of this offering.

              Amortization of intangibles includes the amortization of certain assets including customer relationships and non-compete agreements. These items were acquired in connection with our acquisition in 2002. In connection with our acquisition of Chippery in 2005, additional similar assets, as well as amortizable trademarks, were acquired which further increased these costs.

    Interest Expense

              Our net interest expense consists of interest on our senior credit facilities, our outstanding senior subordinated notes and capital leases, net of interest income. In addition, interest expense includes the amortization of the financing costs associated with the issuance of debt. Our senior credit facility obligations incur interest at floating rates plus an applicable margin. We accrue floating rate interest based on three rate options which are LIBOR, the Federal Funds rate, or PRIME. To mitigate exposure in significant variable rate changes, we selectively enter into interest rate cap agreements associated with portions of our debt. The effective interest on our variable rate debt as of December 31, 2005 was 7.14%.

    Critical Accounting Policies and Estimates

              Our discussion and analysis of our consolidated financial position and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and judgments are subject to an inherent degree of uncertainty. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial position or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for fiscal years 2003, 2004 and 2005 included elsewhere in this prospectus.

              On an ongoing basis, we evaluate our estimates and judgments, particularly as they relate to accounting policies that we believe are most important to the portrayal of our consolidated financial position and results of operations. We regard an accounting estimate or assumption underlying our consolidated financial statements to be most important to the portrayal of our consolidated financial position and results of operations and therefore a "critical accounting policy and estimate" where:

  •
  the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

  •
  the impact of the estimates and assumptions on our financial condition or operating performance is material.

              Using these criteria, we have designated the policies described below to be "critical accounting policies."

    Fiscal Year

              We follow a 52 or 53 week year convention ending on the last Saturday in December. The years ended December 31, 2005, December 25, 2004 and December 27, 2003 consisted of 53, 52 and 52 weeks, respectively.

    Revenue Recognition

              We apply the provisions of SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides for disclosure related to revenue recognition policies. We recognize revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. The title and risk of loss passes to our customers upon shipment of the products to our customers. We record reductions to sales for returns, discounts, direct and indirect customer rebates and promotional spending. Reductions to sales for discounts and promotional spending are recorded primarily by estimating our liabilities for the discounts and promotional spending based on customer programs with specific terms and historical experience. We accrue for reductions to sales for indirect customer rebates primarily based on estimated quantities shipped because shipments to indirect customers are not known to us until reported by our direct customers or by the indirect customers. Our estimate for these reductions to sales are based primarily on the quantity of product purchased multiplied by per product offsets over specific time periods. To date, such provisions have been within the range of management's expectation. Other discounts are deducted directly from the amount invoiced to our customer when our products are shipped to the customer. Returns for all periods presented were not significant.

    Allowance for Doubtful Accounts

              We aggressively pursue collection of accounts receivable balances. We perform periodic credit evaluations of the financial condition of our customers, monitor collections and payments from customers, and generally do not require collateral. Receivables are generally due within 30 days. We provide for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. We write-off an account when it is considered to be uncollectible. We estimate our allowance for doubtful accounts based on historical experience, aging of accounts receivable, and information regarding the creditworthiness of our customers. To date, uncollectible amounts were not significant.

    Goodwill and Other Intangible Assets

              Effective January 1, 2002 we adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, which requires, among other things, the use of a nonamortization approach for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and intangibles having an indefinite life are not amortized, but instead will be reviewed for impairment at least annually or if an event occurs or circumstances indicate the carrying amount may be impaired. We have only one reporting unit and the goodwill impairment testing is performed at the reporting unit level.

              SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess.

              We perform an annual goodwill impairment test as of the last day of each fiscal year. Based on our valuation of goodwill, no impairment charges related to the write-down of goodwill were recognized for fiscal years 2003, 2004, and 2005.

              Goodwill and trademarks with indefinite lives are not amortized. We believe a trademark has an indefinite life if it has sufficient market share and a history of strong sales and cash flow performance that we expect to continue for the foreseeable future. Trademarks which do not have an indefinite life, non-compete agreements and customer relationships are amortized over their expected useful lives.

    Impairment of Long-Lived Assets

              We periodically assess potential impairments of our long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not. To date, we have not had an impairment of long-lived assets.

    Workers' Compensation Expense

              We self-insure a portion of the exposure for losses related to workers' compensation. Accounting for workers' compensation expense requires the use of estimates and assumptions regarding numerous factors, including the ultimate severity of injuries, the timeliness of reporting injuries, and health care cost increases. We insure for workers' compensation liabilities under a large deductible program where losses are incurred up to certain specific and aggregate amounts. Accruals for claims under this self-insurance program are recorded as claims are incurred. We estimate our liability for claims incurred but not paid, including claims incurred but not recorded, based on total incurred claims and paid claims, adjusted for ultimate losses as determined by our insurance carrier. We evaluate the estimated liability on a continuing basis and adjust it accordingly. To date, workers' compensation expense has been within the range of management's expectation.

    Income Tax Assets and Liabilities

              We follow the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes, to account for income taxes. Under this method, deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In establishing our deferred income tax assets and liabilities, we make judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to our operations. We record deferred tax assets and liabilities and evaluate the need for valuation allowances to reduce the deferred tax assets to estimated realizable amounts. The likelihood of a material change in the expected realization of these assets is dependent on future taxable income, our ability to use foreign tax credit carryforwards, final U.S. and foreign tax settlements, and the effectiveness of our tax planning strategies in the various relevant jurisdictions. We have not recorded a valuation allowance for our deferred tax assets for the periods presented in this prospectus.

    Stock-Based Compensation

              Effective January 1, 2006, we adopted SFAS No. 123(R), Share-based Payments, which replaces SFAS No. 123, Accounting for Stock-based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires compensation cost relating to share-based payment transactions be recognized in the financial statements. We adopted SFAS No. 123(R) using the prospective approach; accordingly, prior periods have not been restated. The pro forma disclosure previously permitted under SFAS No. 123 is no longer an acceptable alternative to recognition of expenses in the financial statements. Prior to January 1, 2006, we measured compensation costs related to share-based payments under APB No. 25, as allowed by SFAS No. 123, and provided disclosure in the notes to financial statements as required by SFAS No. 123 and SFAS No. 148.

              Under APB No. 25, we accounted for employee stock options using the intrinsic value method of accounting. No stock-based compensation cost was reflected in our consolidated statements of operations, because all options granted under the stock option plans have an exercise price equal to the estimated market value of the underlying stock on the date of grant. Effective January 1, 2006, we adopted SFAS No. 123(R) and as a result stock based compensation expenses have been recognized in the financial statements for the options granted during the six-month period ended July 1, 2006.

    Significant Factors, Assumptions, and Methodologies Used in Determining Fair Value

              Prior to June 1, 2006, the fair value of common stock underlying granted stock options was estimated using a model provided by our equity investors based on a fixed multiple of EBITDA for a trailing twelve month period. If a valuation model using different input variables had been used, our common stock valuation may have been different.

              As plans for our initial public offering developed, we performed a retrospective analysis of our previous estimates of fair value. As part of this analysis, we obtained retrospective valuations of the fair value of our common stock as of December 31, 2005 and March 31, 2006 from an unrelated third-party valuation specialist. The estimated fair values determined by the valuation specialist were not significantly different from our estimated fair values. Therefore, we have not recognized any stock based compensation charges related to our estimated fair values for the year ended December 31, 2005. For the three-month period ended April 1, 2006 stock based compensation expense recognized was limited to the adoption of SFAS No. 123(R).

              For stock options granted subsequent to June 1, 2006, the estimated fair value of the common stock was based upon a valuation from an unrelated third party valuation specialist which was issued contemporaneously with the grant of the stock options. This valuation required making complex and subjective judgments, including estimating the probability and timing of possible future events and outcomes, based upon information available at the time of the estimate. For example, the valuation analysis considered the likelihood and anticipated timing of a potential liquidity event, such as an initial public offering or the sale of the Company to a third party. For options granted after June 1, 2006, due to the continued development of our initial public offering, the valuation analysis increased the likelihood of an initial public offering and shortened the expected timing of the event, as compared to the previous retrospective valuation analysis. These and other changes in estimates resulted in an increased estimated fair value of common stock underlying options granted in June 2006 as compared to previous values. Furthermore, we believe that the continued increase in the value of our common stock is supported by a variety of other factors, including the growth potential of our business. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock at the time the stock options were granted.

              During the 18-month period ended July 1, 2006, we granted stock options with exercise prices as follows:

Month of Grant	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share	Weighted Average Intrinsic Value per Share
January 31, 2005	150,000	$1.63	$1.63	—
February 28, 2005	50,000	1.55	1.55	—
March 31, 2005	175,000	1.52	1.52	—
April 30, 2005	322,271	1.42	1.42	—
May 31, 2005	100,000	1.53	1.53	—
July 31, 2005	25,000	1.83	1.83	—
August 31, 2005	100,000	1.66	1.66	—
December 31, 2005	100,000	2.13	2.13	—
January 31, 2006	25,000	2.18	2.18	—
March 31, 2006	100,000	2.19	2.19	—
June 30, 2006	443,129	2.93	2.93	—

Seasonality

              We believe that quarterly revenues and operating results may vary significantly in the future and that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. In addition, our quarterly operating results are typically affected by seasonal factors, primarily during the summer when most schools are not in session. Historically our third quarter is the slowest and the fourth quarter is the strongest reflecting the back to school transition.

Results of Operations

              The following table sets forth the various components of our consolidated statements of operations, expressed as a percentage of net sales, for the periods indicated:

Consolidated Statement of Operations

	As restated			Unaudited
	Year ended			Six months ended
	Dec. 27, 2003	Dec. 25, 2004	Dec. 31, 2005	June 25, 2005	July 1, 2006
Net sales	100%	100%	100%	100%	100%
Cost of goods sold	75.4	74.1	73.8	74.3	73.8

Gross profit	24.6	25.9	26.2	25.7	26.2

Costs and expenses:
Selling	10.4	10.3	10.3	10.8	11.0
General and administrative	5.5	4.9	5.1	5.0	5.5
Related party management fees	0.4	0.3	0.3	0.3	0.3
Amortization of intangibles	2.3	2.1	1.8	2.1	1.7

Total costs and expenses	18.6	17.6	17.6	18.2	18.4

Operating income	6.0	8.3	8.7	7.5	7.8
Interest expense, net	(8.6)	(9.5)	(5.8)	(5.7)	(5.8)
Gain (loss) on foreign currency transactions and forward contracts, net	(0.4)	(0.2)	(0.0)	0.4	(0.3)

Income (loss) before (benefit) provision for income taxes	(3.0)	(1.4)	2.8	2.3	1.7
Income tax provision (benefit)	(1.1)	(0.4)	1.2	1.3	0.7

Net income (loss)	(1.9)%	(1.0)%	1.6%	1.0%	1.0%

              Fiscal Six Months Ended July 1, 2006 (26 weeks) compared to Fiscal Six Months Ended June 25, 2005 (26 weeks)

    Net Sales

              Net sales for the first half of fiscal 2006 increased $35.3 million, or 22.9%, to $189.4 million from $154.1 million in the comparable period in 2005. 11.7 percentage points of the 22.9% increase was attributable to the acquisition of Chippery. Non-Chippery foodservice net sales contributed 9.5 percentage points, while retail contributed 1.7 percentage points. The increase in non-Chippery foodservice net sales was due primarily to increased unit volume across all major customers combined with the effects of increased selling prices. Price increases for our foodservice customers were announced in the fourth quarter of 2005 in an effort to offset rising fuel and raw material costs. The increase in retail net sales was due primarily to higher unit volume sales due to increased promotional activity and improved penetration in retail grocery markets serviced by distributors.

              Net change in sales by product category were as follows:

	Six months ended
	July 1, 2006	June 25, 2005	$ Increase/ (Decrease)	% Increase/ (Decrease)
	(in thousands)
Cookies	$134,133	$104,816	$29,317	28.0%
Muffins	46,157	39,143	7,014	17.9
Other	9,064	10,122	(1,058)	-10.5

Total	$189,354	$154,081	$35,273	22.9%

              The increase in cookie net sales was primarily due to the acquisition of Chippery, foodservice unit volume growth and increased prices for non-contract foodservice customers of up to 4%, which were announced in the fourth quarter of 2005. The increase in muffin net sales was primarily due to unit volume growth in the non-Chippery foodservice and retail channels. The decline of other products was primarily due to withdrawing danish unit volumes from several retail markets associated with outsourcing portions of our retail business to third-party distributors.

    Cost of Goods Sold

              Cost of goods sold for the first half of fiscal 2006 increased $25.3 million, or 22.1% to $139.7 million, from $114.5 million in the comparable period last fiscal year. The principal elements of cost of goods sold in our manufacturing operations are raw material ingredient and packaging costs; labor and benefit costs; facility and equipment costs, including costs to maintain inventory in our own and third-party warehouses. The principal raw materials used in our production processes are flour, granulated sugar, cocoa, eggs, butter and palm oil. In total, we spent $61.9 million in the first half on raw materials, a 22.3% increase from $50.6 million in the comparable period last fiscal year. Packaging costs were $7.6 million in the first half, a 31.0% increase from $5.8 million in the comparable period last fiscal year. The increase in cost of goods sold is primarily due to the increase in unit volume sales, partially caused by the acquisition of Chippery, and higher fuel and raw material costs. These increases were offset by operational supply chain efficiencies attributable to acquisition synergies, lower DSD network operating costs achieved in connection with outsourcing portions of our retail business to third-party distributors and improved leverage of fixed DSD network costs. As a result of improved efficiencies from volume and supply chain initiatives, cost of goods sold decreased as a percentage of net sales from 74.3% in the 2005 period to 73.8% in the 2006 period.

              For the six-month periods ended July 1, 2006 and June 25, 2005, unit volume of production was as follows (in pounds):

	Pounds of Production
	Six months ended
	July 1, 2006	June 25, 2005
	(in millions)
Cookies	118.3	92.9
Muffins	26.4	23.6

              Production of cookies and muffins increased 25.4 million pounds and 2.8 million pounds, respectively, primarily due to the acquisition of Chippery, foodservice growth and increased inventory to support planned realignment of production and inventory later in the fiscal year.

              As of July 1, 2006 and June 25, 2005, inventory was as follows (in pounds):

	Pounds in Inventory
	As of
	July 1, 2006	June 25, 2005
	(in millions)
Cookies	25.6	16.3
Muffins	5.5	4.4

              Cookie and muffin inventory increased 9.3 million pounds and 1.1 million pounds, respectively, primarily due to the acquisition of Chippery and temporary inventory increase to support planned realignment of production and inventory later in the fiscal year.

    Gross Profit

              Gross profit for the first half of fiscal 2006 increased $10.0 million, or 25.3% to $49.6 million, from $39.6 million in the comparable period last fiscal year. Our gross margin improved by 0.5 percentage points to 26.2% in the 2006 period compared to 25.7% in the same period last fiscal year as a result of the aforementioned items within costs of goods sold.

    Selling

              Selling expenses for the first half of fiscal 2006 increased $4.1 million, or 24.8% to $20.8 million from $16.7 million in the comparable period last fiscal year. Selling expenses increased primarily as a result of higher unit volume sales. In addition, the acquisition of Chippery contributed $2.4 million to the increase in selling expenses. In addition, market development spending and broker commissions increased as a result of higher sales in the foodservice sales channel. Selling expenses as a percentage of net sales increased slightly from 10.8% in the 2005 period to 11.0% in the 2006 period.

    General and Administrative

              General and administrative expenses for the first half of fiscal 2006 increased $2.6 million, or 33.8% to $10.3 million from $7.7 million in the comparable period last fiscal year. The increase was due to the acquisition of Chippery, which added $0.5 million, and one-time costs related to the integration of Chippery and SEC registration expenses, which were $0.6 million and $1.1 million, respectively. As a percentage of net sales, general and administrative expenses increased from 5.0% in the 2005 period to 5.5% in the 2006 period. Excluding $1.7 million of one-time costs, general and administrative expenses as a percentage of net sales would have been 4.6% for the first half of fiscal 2006.

    Related Party Management Fees

              Related party management fees for the first half of fiscal 2006 were $0.5 million, unchanged from the amount reported in the comparable period last fiscal year.

    Operating Income

              Operating income for the first half of fiscal 2006 increased $3.2 million, or 27.6% to $14.8 million from $11.6 million in the comparable period last fiscal year. Operating income improved by 0.3 percentage points to 7.8% of net sales in the 2006 period compared to 7.5% in the same period last fiscal year as a result of the aforementioned items.

    Net Interest Expense

              Net interest expense for the first half of fiscal 2006 increased $2.3 million, or 26.4%, to $11.0 million from $8.7 million in the comparable period last fiscal year. The increase is attributable to additional borrowing of $38.0 million in September 2005 to acquire Chippery and rising index interest rates, which was offset by a 1.0 percentage point decline in the effective rate under our senior credit facilities due to the refinancing of our senior debt in September 2005.

    Net Loss on Foreign Currency Transactions and Forward Contracts

              Net loss on foreign currency transactions and forward contracts for the first half of fiscal 2006 increased $1.3 million to a loss of ($0.6) million from a gain of $0.7 million in the corresponding period in the prior year due to unrealized changes in the fair value of foreign currency forward contracts.

    Income Tax Provision

              We provided for income taxes of $1.2 million for the first half of fiscal 2006, as compared to $2.0 million in the comparable period last fiscal year. Our overall effective income tax rate for the 2006 period decreased to 38.8% from 55.6% in the comparable 2005 period. The decrease in effective income tax rate is attributable to non-recurring charges that were all taken in the first half of 2005, resulting in an abnormally high effective tax rate in that fiscal year. These charges resulted from revaluation of our net deferred tax liabilities in connection with projecting that our federal statutory tax rate for fiscal 2005 would increase from 34% to 35%.

    Net Income

              Net income for the first half of fiscal 2006 increased $0.4 million to $2.0 million from $1.6 million in the comparable period last fiscal year. Net income as a percentage of net sales in the 2006 period was unchanged at 1.0% compared to the same period last fiscal year as a result of the aforementioned items.

    Fiscal 2005 (53 weeks) compared to Fiscal 2004 (52 weeks)

    Net Sales

              Net sales for the fiscal year ended December 31, 2005 increased $31.1 million or 10.2%, to $336.2 million from $305.1 million reported for the fiscal year ended December 25, 2004. 5.5 percentage points of the 10.2% net sales increase was driven by an increase in revenues from the foodservice channel and an additional week in fiscal 2005. The additional week in fiscal 2005 adds approximately $2.9 million to annual net sales. Additionally, the acquisition of Chippery contributed 4.1 percentage points to the net sales increase. The remaining 0.6 percentage point increase in net sales was attributable to an increase in sales by our Canadian division. Foodservice sales in the third quarter and fourth quarter of 2005 were impacted by decreased demand resulting from Hurricanes Katrina, Rita and Wilma.

              Net change in sales by product category were as follows:

	Year ended
			$ Increase/ (Decrease)	% Increase/ (Decrease)
	2005	2004
	(in thousands)
Cookies	$231,220	$203,345	$27,875	13.7%
Muffins	84,529	81,029	3,500	4.3
Other	20,501	20,768	(267)	(1.3)

Total	$336,250	$305,142	$31,108	10.2%

              The increase in cookie and muffin net sales was primarily due to the acquisition of Chippery, foodservice unit volume growth and an additional week in fiscal 2005. Muffin net sales increased primarily from foodservice unit volume growth.

    Cost of Goods Sold

              Cost of goods sold for the fiscal year ended December 31, 2005 increased $22.0 million or 9.7% to $248.1 million from $226.1 million reported for the fiscal year ended December 25, 2004. We spent $110.7 million on raw materials in fiscal 2005, a 10.9% increase from $99.8 million in fiscal 2004. Packaging costs were $14.2 million in 2005, a 27.0% increase from $11.2 million in fiscal 2004. Cost of goods sold increased primarily due to the increase in unit volume sales and higher fuel, transportation, and material costs, an additional week in fiscal 2005 (for which we estimate an impact of approximately $2.1 million) and the acquisition of Chippery (for which the impact was $9.7 million). These increases were partially offset by lower health care costs caused by a change in our healthcare plan provider effective January 1, 2005 and a slight decrease in eligible employees and utilization rates and supply chain efficiencies achieved by consolidating DSD network sales routes and sales centers. Cost of goods sold decreased slightly as a percentage of net sales from 74.1% in fiscal 2004 to 73.8% in fiscal 2005.

              For the years ended December 31, 2005 and December 25, 2004, unit volume of production was as follows (in pounds):

	Pounds of Production
	Year ended
	Dec. 31, 2005	Dec. 25, 2004
	(in millions)
Cookies	197.4	165.5
Muffins	51.0	48.5

              Cookie production increased 31.9 million pounds primarily due to the acquisition of Chippery, foodservice growth and an additional week in fiscal 2005. The 2.5 million pound increase in muffin production was primarily due to foodservice growth and an additional week in fiscal 2005.

              As of December 31, 2005 and December 25, 2004, inventory was as follows (in pounds):

	Pounds in Inventory
	As of
	Dec. 31, 2005	Dec. 25, 2004
	(in millions)
Cookies	18.1	12.2
Muffins	5.4	3.8

              Cookie inventory increased 5.9 million pounds primarily due to the acquisition of Chippery, unusually low December 25, 2004 levels and higher inventories to support planned volume growth. Muffin inventory increased 1.6 million pounds primarily due to foodservice growth and unusually low December 25, 2004 levels. Inventory levels were unusually low as of December 25, 2004 due to unusually strong demand in December 2004 accompanied by holiday plant closures.

    Gross Profit

              Gross profit for the fiscal year ended December 31, 2005 increased $9.1 million or 11.5% to $88.2 million from $79.1 million reported for the fiscal year ended December 25, 2004. Our gross profit improved slightly from 25.9% of net sales in fiscal 2004 to 26.2% in fiscal 2005 as a result of the aforementioned items.

    Selling

              Selling expenses for the fiscal year ended December 31, 2005 increased $3.2 million or 10.2% to $34.7 million from $31.5 million reported for the fiscal year ended December 25, 2004. Selling expenses in fiscal 2005 increased primarily as a result of higher unit volume sales. In addition, the acquisition of Chippery contributed $1.5 million to the increase in selling expenses. Selling expenses as a percentage of net sales were unchanged at 10.3% in both fiscal years.

    General and Administrative

              General and administrative expenses for the fiscal year ended December 31, 2005 increased $2.3 million or 15.2% to $17.2 million from $14.9 million reported for the fiscal year ended December 25, 2004. General and administrative expenses for fiscal 2005 increased primarily from one-time costs related to the restructuring of our DSD network and the integration of Chippery, which were $0.5 million and $0.9 million, respectively, combined with $0.6 million in general and administrative expenses added in connection with the acquisition of Chippery. The DSD network restructuring charges were incurred in connection with outsourcing portions of our retail business to third party distributors and direct to warehouse programs with customers. As a percentage of net sales, general and administrative expenses increased slightly from 4.9% in fiscal 2004 to 5.1% in fiscal 2005. Excluding $1.4 million of one-time costs, general and administrative expenses as a percentage of net sales would have been 4.7% in fiscal 2005.

    Related Party Management Fees

              Related party management fees for the fiscal year ended December 31, 2005 were $1.0 million, unchanged from the amount reported for the fiscal year ended December 25, 2004.

    Operating Income

              Operating income for the fiscal year ended December 31, 2005 increased $3.8 million, or 15.1% to $29.1 million from $25.3 million reported for the fiscal year ended December 25, 2004.

Operating income as a percentage of net sales improved slightly from 8.3% in fiscal 2004 to 8.7% in fiscal 2005 as a result of the aforementioned items.

    Net Interest Expense

              Net interest expense for the fiscal year ended December 31, 2005 decreased $9.5 million, or 32.6% to $19.5 million from $29.0 million reported for the fiscal year ended December 25, 2004. Interest expense decreased primarily as a result of our debt refinancing in June of 2004, which resulted in one time charges of $8.5 million. These one-time charges consisted of $4.2 million to write off unamortized debt issue costs, $2.7 million in prepayment penalties, and $1.6 million to write off an unamortized loan discount. The remainder of the decrease was due to the impact of lower borrowing rates due to the refinancing our debt in both fiscal 2004 and fiscal 2005, which was offset by an increase in debt associated with the Chippery acquisition and rising interest index rates.

    Net Loss on Foreign Currency Transactions and Forward Contracts

              Net loss on foreign currency transactions and forward contracts for the fiscal year ended December 31, 2005 increased $0.5 million, or 94.9% to ($0.1) million from ($0.6) million reported for the fiscal year ended December 25, 2004. The increase is principally attributable to unrealized changes in the fair value of foreign currency forward contracts.

    Income Tax Provision

              We provided for income taxes of $4.2 million for the fiscal year ended December 31, 2005, as compared to an income tax benefit of $1.2 million reported for the fiscal year ended December 25, 2004, primarily due to higher pretax income. Additionally, in fiscal 2005, the statutory tax rate applicable for the tax provision increased from 34% to 35%, which resulted in a one-time adjustment of $0.7 million to the deferred tax component of income tax expense.

    Net Income

              Net income for the fiscal year ended December 31, 2005 increased $8.4 million, or 277.1%, to $5.4 million from ($3.0) million reported for the fiscal year ended December 25, 2004. Net income as a percentage of net sales improved by 2.6 percentage points to 1.6% in fiscal 2005 compared to (1.0)% in fiscal 2004 as a result of the aforementioned items.

    Fiscal 2004 (52 weeks) compared to Fiscal 2003 (52 weeks)

    Net Sales

              Net sales for the fiscal year ended December 25, 2004 increased $32.2 million, or 11.8% to $305.1 million from $272.9 million reported for the fiscal year ended December 27, 2003 and 9.5 percentage points of the 11.8% net sales increase was driven by an increase in net sales from the foodservice channel. The remaining 2.3 percentage point increase is attributable to growth in both our retail channel and Canadian division. The increase in foodservice sales was primarily a result of increased unit volume sales due to increased distributor penetration combined with the effect of selling price increases which became effective in the first quarter of 2004.

              Net change in sales by product category are as follows:

	Year ended
			$ Increase/ (Decrease)	% Increase/ (Decrease)
	2004	2003
	(in thousands)
Cookies	$203,345	$180,693	$22,652	12.5%
Muffins	81,029	73,998	7,031	9.5
Other	20,768	18,201	2,567	14.1

Total	$305,142	$272,892	$32,250	11.8%

              The increase in cookie and muffin net sales was primarily due to unit volume growth and increased prices for non-contract foodservice customers of up to 4% announced in the first quarter of 2004. In addition, the increase in other is attributable to unit volume increases in danish and other pastries sold into foodservice from penetration of Café Collection.

    Cost of Goods Sold

              Cost of goods sold for the fiscal year ended December 25, 2004 increased $20.3 million, or 9.9% to $226.1 million from $205.7 million reported for the fiscal year ended December 27, 2003. We spent $99.8 million on raw materials in fiscal 2004, a 14.6% increase from $87.1 million in fiscal 2003. Packaging costs were $11.2 million in 2004, a 3.7% increase from $10.8 million in fiscal 2003. This increase was primarily due to the increase in unit volume sales and higher raw material costs. These increases were offset by manufacturing and supply chain efficiencies. Cost of goods sold decreased as a percentage of net sales from 75.4% in fiscal 2003 to 74.1% in fiscal 2004.

              For the years ended December 25, 2004 and December 27, 2003, unit volume of production was as follows (in pounds):

	Pounds of Production
	Year ended
	Dec. 25, 2004	Dec. 27, 2003
	(in millions)
Cookies	165.5	155.5
Muffins	48.5	45.3

              Cookie production increased 10.0 million pounds primarily due to foodservice growth in both U.S. and Canadian markets. Muffin production increased 3.2 million pounds primarily due to foodservice growth and introduction of a new snack size retail product line.

              As of December 25, 2004 and December 27, 2003, inventory was as follows (in pounds):

	Pounds in Inventory
	As of
	Dec. 25, 2004	Dec. 27, 2003
	(in millions)
Cookies	12.2	14.9
Muffins	3.8	3.6

              Cookie inventory decreased 2.7 million pounds primarily due to unusually strong demand in December 2004 accompanied by holiday plant closures.

    Gross Profit

              Gross profit for the fiscal year ended December 25, 2004 increased $11.9 million, or 17.7% to $79.1 million from $67.2 million reported for the fiscal year ended December 27, 2003. Our gross margin as a percentage of net sales improved by 1.3 percentage points to 25.9% in fiscal 2004 compared to 24.6% in fiscal 2003 as a result of the aforementioned items.

    Selling

              Selling expenses for the fiscal year ended December 25, 2004 increased $3.2 million, or 11.3% to $31.5 million from $28.3 million reported for the fiscal year ended December 27, 2003. Selling expenses increased primarily as a result of higher unit volume sales. Selling expenses as a percentage of net sales decreased from 10.4% in fiscal 2003 to 10.3% in fiscal 2004.

    General and Administrative

              General and administrative expenses for the fiscal year ended December 25, 2004 decreased $0.2 million, or 1.5% to $14.9 million from $15.1 million reported for the fiscal year ended December 27, 2003. General and administrative expenses for fiscal 2004 decreased primarily as a result of lower property and casualty insurance premiums and recruiting spending of $0.3 million and $0.1 million, respectively, offset by increased executive performance bonuses of $0.2 million. As a percentage of net sales, general and administrative expenses declined from 5.5% in fiscal 2003 to 4.9% in fiscal 2004 due to the leveraging of fixed costs.

    Related Party Management Fees

              Related party management fees for the fiscal year ended December 25, 2004, were $1.0 million unchanged from the amount reported for the fiscal year ended December 27, 2003.

    Operating Income

              Operating income for the fiscal year ended December 25, 2004 increased $8.9 million, or 54.6% to $25.3 million from $16.4 million for the fiscal year ended December 27, 2003. Operating income as a percentage of net sales improved by 2.3 percentage points to 8.3% in fiscal 2004 compared to 6.0% in fiscal 2003 as a result of the aforementioned items.

    Net Interest Expense

              Net interest expense for the fiscal year ended December 25, 2004 increased $5.5 million, or 23.2%, to $29.0 million from $23.5 million reported for the fiscal year ended December 27, 2003. Interest expense increased primarily as a result of our debt refinancing in June 2004 which resulted in one-time charges of $8.5 million, which was partially offset by the impact of achieving a lower borrowing rate under our senior credit facilities.

    Net Loss on Foreign Currency Transactions and Forward Contracts

              Net loss on foreign currency transactions and forward contracts for the fiscal year ended December 25, 2004 increased $0.4 million, or 39.0% to ($0.6) million from ($1.0) million reported for the fiscal year ended December 27, 2003. The increase is principally attributable to unrealized changes in the fair value of foreign currency forward contracts.

    Income Tax Benefit

              The income tax benefit for the fiscal year ended December 25, 2004 was $1.2 million, a decrease of $1.9 million compared to an income tax benefit of $3.1 million reported for the fiscal year ended December 27, 2003. The decrease was the result of the decrease in our pretax loss and a decrease in our overall effective income tax rate from 38.0% in fiscal 2003 to 29.1% in fiscal 2004. The decrease in effective tax rate was primarily due to an increase in earnings of a foreign operation subject to taxation at a higher rate than U.S. earnings in fiscal 2004.

    Net Loss

              The net loss for the fiscal year ended December 25, 2004 decreased $2.1 million or 40.0% to ($3.0) million from ($5.1) million reported for fiscal year ended December 27, 2003 as a result of the aforementioned items.

Business Segments Results

              We have three reportable segments: United States, Canada and United Kingdom. These segments all operate within the frozen sweet-baked goods market which is primarily managed centrally in the United States. Segment income is presented because we believe it is the appropriate measure for evaluating the operational performance of our segments. Segment income includes income from operations before depreciation and amortization, interest expense, net, loss (gain) on foreign currency transactions and forward contracts, net, and other expenses. However, this measure should be considered in addition to, not as a substitute for, or superior to, other measures of financial performance prepared in accordance with generally accepted accounting principles.

              All three segments distribute frozen sweet-baked goods and sell to and manage the relationship with a range of customer types within the foodservice and retail channels. All production occurs in the United States, as Canada and the United Kingdom have no current manufacturing capabilities.

              The primary metrics that we use to evaluate segment performance are net sales and segment income. A variety of transactions pertaining to shared services between the segments are recorded within the United States segment. The shared services are not allocated to the other segments, as we do not consider them to be directly related to the ongoing business activities of our other segments. In addition, intercompany sales exist between the United States segment and both the Canada and United Kingdom segments, but are eliminated in consolidation. The following tables reconcile segment information to the consolidated results and provide a summary of other of key financial information for segments.

              Fiscal 2005 (53 weeks), Fiscal 2004 (52 weeks), Fiscal 2003 (52 weeks), Fiscal Six Months Ended July 1, 2006 (26 weeks) and Fiscal Six Months Ended June 25, 2005 (26 weeks)

              Summarized information by segment was as follows:

				Six months ended
	Year ended
				July 1, 2006	June 25, 2005
Net sales	2005	2004	2003
	(in thousands)
United States(1)	$313,888	$284,973	$256,173	$177,380	$143,115
Canada	13,303	11,399	8,672	7,094	5,948
United Kingdom	9,059	8,770	8,047	4,880	5,018

Total net sales	$336,250	$305,142	$272,892	$189,354	$154,081

Segment income
United States	$44,034	$41,596	$34,793	$22,809	$18,995
Canada	2,571	1,358	1,061	1,671	980
United Kingdom	1,154	657	705	913	680

Total reportable segment income	47,759	43,611	36,559	25,393	20,655
Depreciation and amortization	16,071	17,008	18,902	8,217	8,453
Interest expense, net	19,524	28,988	23,534	11,008	8,715
Loss (gain) on foreign currency transactions and forward contracts, net	32	626	1,026	633	(678)
Other expenses	2,551	1,278	1,271	2,330	629

Income (loss) before provision (benefit) for income taxes	$9,581	$(4,289)	$(8,174)	$3,205	$3,536

(1)
Net sales for the United States segment are reduced by intercompany sales of $10,676, $10,204 and $8,351 for the fiscal years 2005, 2004 and 2003, respectively, and $5,743 for the six months ended July 1, 2006 and $5,008 for the six months ended June 25, 2005.

              United States

              United States net sales for the first half of fiscal 2006 increased $34.3 million, or 23.9% as compared to the same period in the prior year. The increase was primarily a result of the acquisition of Chippery, which contributed $18.0 million in net sales, in addition to increases in non-Chippery foodservice and retail net sales of $13.7 million and $2.6 million, respectively. Net sales for the fiscal year ended 2005 increased by $28.9 million, or 10.1% compared to the prior year. The increase in 2005 was primarily the result of the acquisition of Chippery, which contributed $13.5 million in net sales in addition to increases in non-Chippery foodservice net sales of $15.4 million. Net sales for the fiscal year ended 2004 increased by $28.8 million, or 11.2% compared to the prior year. The increase in 2004 was primarily the result of increases in foodservice and retail net sales of $26.0 million and $2.8 million, respectively. United States segment income for the first six months of 2006 increased by $3.8 million, or 20.1% as compared to the same period in the prior year. Segment income for the fiscal year ended 2005 increased by $2.4 million, or 5.9% compared to the prior year. Segment income for the fiscal year ended 2004 increased by $6.8 million, or 19.6% compared to the prior year. The successive year over year and six-month over six-month period increases were primarily related to increased net sales and lower operating expense as a percent of net sales due to improved leverage of fixed costs.

              Canada

              Canadian net sales for the first half of fiscal 2006 increased by $1.1 million, or 19.3%, to $7.1 million, from $6.0 million in the comparable period in the prior year. The increase was primarily due to the Aramark contract, which started in 2005 and contributed $0.8 million in net sales. Net sales for the fiscal year ended 2005 increased by $1.9 million, or 16.7% compared to the prior year. The increase was primarily due to a new contract with Aramark, which started in September of 2005 and contributed $0.6 million in net sales for 2005. Net sales for the fiscal year ended 2004 increased by $2.7 million, or 31.4% compared to the prior year. The increase was primarily due to a new contract with Compass, which contributed an additional $1.5 million in net sales, and to a new contract with Subway, which contributed $0.5 million in net sales, for 2005. Canadian segment income for the first six months of 2006 increased by $0.7 million, or 70.5% as compared to the same period in the prior year. Segment income for the fiscal year ended 2005 increased by $1.2 million, or 89.3% compared to the prior year. Segment income for the fiscal year ended 2004 increased by $0.3 million, or 28.0% compared to the prior year. The successive year over year and six-month over six-month period increases were primarily related to increased net sales, favorable product mix changes and lower operating expense as a percent of net sales due to improved leverage of fixed costs.

              United Kingdom

              United Kingdom net sales for the first half of fiscal 2006 decreased by $0.1 million, or 2.8%, to $4.9 million, from $5.0 million as compared to the same period in the prior year. The decrease was primarily due to price changes offset by lower unit volume sales. Net sales for the fiscal year ended 2005 increased by $0.3 million, or 3.3% compared to the prior year. The increase in fiscal 2005 was due to the impact of higher unit volume. Net sales for the fiscal year ended 2004 increased by $0.7 million, or 9.0%, compared to the prior year. The increase in fiscal 2004 was impacted by volume increases and price changes. United Kingdom segment income for the first half of 2006 increased by $0.2 million, or 34.3% as compared to the same period in the prior year. Segment income for the fiscal year ended 2005 increased by $0.5 million, or 75.6% compared to the prior year. The successive increases for the first half of 2006 and for fiscal 2005 were primarily related to increased net sales and lower operating expense as a percent of net sales due to improved leverage of fixed costs. Segment income for the fiscal year ended 2004 was down slightly compared to the prior year primarily due to one-time tariff penalties imposed by the World Trade Organization, which were lifted in early 2005.

Liquidity and Capital Resources

              We have historically met our working capital, capital expenditure requirements and acquisition funding needs through our cash flows provided by operations, various debt arrangements and equity sales to private equity funds. In connection with our 2005 Chippery acquisition, we negotiated new credit facilities totaling $192.5 million which included a $22.5 million revolver used for working capital and general corporate purposes and a $170.0 million Term Loan B.

    Cash Flow

              Cash provided by operating activities decreased $8.9 million to $2.6 million during the six months ended July 1, 2006 from $11.5 million during the six months ended June 25, 2005. The decrease of $8.9 million is primarily due to higher income tax payments attributable to an increase in taxable income and higher working capital levels primarily due to the buildup of inventory as of July 1, 2006 to prevent supply interruptions associated with a planned realignment of production and inventory later in the fiscal year. This realignment is intended to better match production and inventory with customer demand by geography. We expect this action to result in reduced inventory levels and freight costs. Cash provided by operating activities was $19.2 million for the fiscal year ended December 31, 2005, compared to cash provided by operating activities of $27.9 million and $18.0 million for the fiscal years ended December 25, 2004 and December 27, 2003, respectively. The decrease in cash provided by operating activities of $8.7 million in fiscal 2005 compared to fiscal 2004 is primarily due to higher income tax payments attributable to an increase in taxable income and higher working capital driven by a buildup in inventory to improve service levels associated with the acquisition of Chippery. The increase in cash from operations in fiscal 2004 compared to 2003 was $9.9 million and resulted primarily from initiatives to lower working capital and timing of interest payments.

              Cash used in investing activities was $3.3 million for the six months ended July 1, 2006 compared to $5.1 million during the six months ended June 25, 2005. The $1.8 million decrease was primarily due to $0.5 million decrease in equipment purchases and a $1.3 million decrease in purchase price adjustments of $0.9 million and $0.4 million related to the settlement of the Chippery acquisition and the 2002 Otis acquisition, respectively. Cash used in investing activities was $46.8 million for the fiscal year ended December 31, 2005, compared to cash used in investing activities of $12.1 million and $6.8 million for the fiscal years ended December 25, 2004 and December 27, 2003, respectively. The increase in cash used in investing activities was primarily the result of the acquisition of Chippery in 2005. The increase in investing activities in 2004 compared to 2003 of $5.3 million resulted from settlement of purchase price adjustments of $3.1 million and higher capital expenditures of $2.2 million.

              Cash used in financing activities for the six months ended July 1, 2006 was $5.9 million for the six months ended July 1, 2006 compared to $17.9 million during the six months ended June 25, 2005. The $12.0 million decrease in cash used in financing activities was primarily due to an increase of $3.6 million of borrowing under the revolving line of credit during the six months ended July 1, 2006, partially offset by $1.6 million higher term loan amortization payments and the $10.0 million term loan repayment for unused acquisition financing. Cash provided by financing activities was $17.5 million for the fiscal year ended December 31, 2005, compared to cash used in financing activities of $7.0 million and $5.3 million for fiscal years ended December 31, 2004 and December 27, 2003, respectively. The increase in cash provided by financing activities was primarily due to acquisition financing incurred in connection with the acquisition of Chippery in 2005. The increase in cash used in 2004 compared to 2003 of $1.7 million was largely attributable to new debt issuance costs of $1.9 million in connection with 2004 debt refinancing.

    Capital Expenditures

              Our capital expenditure requirements are low because all facilities are leased, with overall capital spending of 2.5%, 3.0% and 2.8% of annual net sales in fiscal years 2003, 2004 and 2005, respectively. Capital expenditures were $9.4 million for the fiscal year ended December 31, 2005, compared to $9.0 million and $6.8 million for the fiscal years ended December 25, 2004 and December 27, 2003, respectively. Capital expenditures for the fiscal years ended December 31, 2005, December 25, 2004 and December 27, 2003 primarily related to increased spending on machinery, equipment, software and hardware.

              Capital expenditures in fiscal 2007 and 2008 are expected to be higher than historical spending levels. In addition to customary expenditures, we anticipate approximately $13 million in capital expenditures over fiscal 2007 and fiscal 2008 for the expansion of our cookie dough and muffin production capacity.

    Indebtedness

              In August 2002, CHS Group, together with certain members of management, formed Otis Spunkmeyer Holdings, Inc., which then acquired all of the stock of Otis Spunkmeyer, Inc. The acquisition was financed with $110.3 million of borrowings under our senior secured credit facilities, the issuance by Otis Spunkmeyer, Inc. of $40.0 million of 18.5% senior subordinated notes due December 2011, the issuance by Otis Spunkmeyer Holding, Inc. of $35.0 million of 19.5% senior unsecured subordinated notes due August 2010 and $103.2 million of equity contributions by CHS Group, certain other stockholders and certain members of senior management. In May 2004, we completed a recapitalization whereby we refinanced certain existing indebtedness with new credit facilities which were used to repay the existing credit facilities and redeem our 19.5% senior unsecured subordinated notes due August 2010.

              On September 30, 2005, we acquired substantially all the assets and liabilities of Chippery. We funded the acquisition through a refinancing of our existing credit facility, including borrowings under a new credit facility. The terms of the new credit facility and 18.5% senior subordinated notes are summarized below.

    Senior Secured Credit Facility

              Our senior secured credit facility provides for aggregate borrowings to Otis Spunkmeyer, Inc., one of our subsidiaries, of up to $192.5 million consisting of a $170.0 million Term Loan B facility (the "Term Loan B Facility) and a $22.5 million revolving credit facility (the "Revolving Credit Facility"). As of July 1, 2006, we had an aggregate principal of $161.1 million outstanding under the Term Loan B Facility and $3.7 million of outstanding borrowings under the Revolving Credit Facility. We were in compliance with our financial and restrictive covenants under our senior credit facility at the end of fiscal 2005 and at July 1, 2006.

              Loans under the senior secured credit facility may be maintained from time to time as (i) Base Rate loans which bear interest at the Base Rate in effect from time to time (subject to certain exceptions) plus the Applicable Margin in effect from time to time or (ii) LIBOR loans which shall bear interest at LIBOR as determined by the administrative agent for the respective interest period plus the Applicable Margin in effect from time to time. "Base Rate" is defined in the senior secured credit facility to mean the higher of (i) the corporate base rate of interest announced by the administrative agent from time to time and (ii) the Federal Funds Rate plus 0.50% per annum. "LIBOR" is defined in the senior secured credit facility to mean the rate determined by the administrative agent to be available to the lenders in the London interbank market for deposits in U.S. dollars in the amount of, and for a maturity corresponding to, the amount of the applicable LIBOR loan, as adjusted for maximum statutory reserves. The "Applicable Margin" is defined in the senior secured credit facility to mean (i) with respect to Base Rate and LIBOR loans under the Revolving Credit Facility, a percentage based on our total leverage ratio, (ii) with respect to LIBOR loans under the Term Loan B Facility, 2.5% - 3.0% per annum, (iii) with respect to Base Rate loans under the Term Loan B Facility, 1.5% - 2.0% per annum.

              Borrowings under the senior secured credit facility are guaranteed by us and each of the direct and indirect domestic subsidiaries of Otis Spunkmeyer, Inc. and are secured by substantially all of the assets and the capital stock of the subsidiaries of Otis Spunkmeyer, Inc.

              The senior secured credit facility contains various financial covenants, including a minimum ratio of EBITDA to total cash interest expense, a minimum ratio of EBITDA to total cash interest expense, scheduled principal payments, capital expenditures and cash tax expenses; a maximum ratio of total net senior debt to EBITDA; and a maximum ratio of total net debt to EBITDA. The senior secured credit facility also contains covenants restricting certain corporate actions, including asset sales, the payment of dividends, incurrence of liens, transactions with affiliates and lines of business in which we may enter. The senior secured credit facility also contains customary events of default. In connection with this offering, we expect to amend the agreements governing our senior credit facility.

    18.5% Senior Subordinated Notes

              In August 2002 Otis Spunkmeyer, Inc. issued $40.0 million in 18.5% senior subordinated notes due 2011 (the "Notes"). The Notes are unsecured and are guaranteed by us and each of the subsidiaries of Otis Spunkmeyer, Inc. that is a guarantor under the senior secured credit facility. As of July 1, 2006, we had an aggregate principal balance and accrued interest totaling $44.7 million under the Notes. We were in compliance with our financial and restrictive covenants under the indenture governing the Notes at the end of fiscal 2005 and at July 1, 2006.

              The indenture governing the Notes contains affirmative covenants, including those relating to maintenance of properties, compliance with law, offer to repurchase the Notes upon a change of control and post-closing guarantees and negative covenants, including those relating to restricted payments, restrictions on dividend payments, restrictions on incurrence of indebtedness and issuance of disqualified stock or preferred stock, restrictions on asset sales, restrictions on transactions with affiliates, restrictions in incurrence of liens and changes of control. The indenture governing the Notes also contains customary events of default.

              We expect to use a portion of the proceeds from this offering to repay the Notes.

Off-Balance Sheet Arrangements

              As of December 31, 2005 and December 25, 2004, we did not have any off-balance sheet arrangements as described in Regulation S-K Item 303(a)(4).

Summary Disclosures about Contractual Obligations and Commercial Commitments

              The following table reflects a summary of our contractual cash obligations and other commercial commitments at December 31, 2005:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$214,656	$1,700	$3,400	$43,400	$166,156
Interest payments on long term debt obligations	126,650	20,458	60,636	39,811	5,745
Capital (finance) lease obligations	1,596	299	598	598	101
Operating lease obligations	24,981	8,096	11,513	4,898	474
Purchase obligations	78,000	76,600	1,400	—	—

Total	$445,883	$107,153	$77,547	$88,707	$172,476

Operating Leases

              We have entered into various non-cancelable operating leases, primarily related to facilities, equipment and vehicles used in the ordinary course of business.

Purchase Obligations

              We enter into fixed price purchase agreements with our suppliers for raw materials and packaging. These agreements are entered into in the normal course of business to purchase certain quantities over a certain period of time.

Contractual Obligations as of July 1, 2006

              During the six month period ended July 1, 2006, debt and lease obligation balances were reduced by normal payments in the ordinary course of business. No additional debt or lease obligations were added during that period, nor were there any significant additions or reductions to the purchase obligations during the period.

Recent Accounting Pronouncements

              In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 supersedes APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, though it carries forward the guidance of those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and error corrections. This statement is effective for accounting changes and error corrections made in years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. We have applied the disclosure provisions of SFAS 154 in our Consolidated Financial Statements, in connection with our restatement for the fiscal years 2003, 2004 and 2005 included herein.

              In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of SFAS No. 151 shall be applied prospectively. Our adoption of SFAS No. 151 did not have a material impact on our results of operations and financial position.

              In July 2006, FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, effective for fiscal years beginning after December 15, 2006 (fiscal 2007 adoption date for us). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. We are currently in the process of evaluating the effect of FIN 48 on our consolidated financial statements.

Market Risk

              We are exposed to market risk stemming from changes in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in our earnings and cash flows. In the normal course of business, we actively manage our exposure to these market risks by entering into interest rate collar agreements, foreign currency forward contracts, and fixed price commodity purchase contracts, authorized under company policies that place clear control on these activities. We do not utilize financial instruments for speculative purposes.

    Commodity Price Risk

              We purchase commodity inputs such as flour, granulated sugar, cocoa, eggs, butter and palm oil to be used in our operations. These commodities are subject to price fluctuations that may adversely affect our operating results. We economically hedge raw material price risk primarily by entering into fixed price commodity purchase contracts with various suppliers. We estimate a one percentage point increase in raw material costs would result in additional expense of approximately $1.1 million.

    Interest Rate Risk

              Our exposure to market risk for changes in interest rates relates primarily to the amount of interest expense we expect to pay with respect to our senior credit facility, which is tied to variable market rates. Our senior credit facility obligations incur interest at floating rates plus an applicable margin. We accrue floating rate interest based on three rate options which are British LIBOR, the Federal Funds rate, or PRIME. To mitigate exposure in significant variable rate changes, we selectively enter into interest rate collar agreements associated with portions of our debt. The effective interest rate on our variable rate debt as of December 31, 2005 was 7.14%. We estimate a one percentage point increase in interest rates would result in additional expense of approximately $1.6 million.

    Foreign Exchange Rate Risk

              Foreign currency fluctuations can affect our net investments and earnings denominated in foreign currencies. We primarily use foreign currency forward contracts to selectively hedge our cash flow exposure to changes in exchange rates. These contracts function as economic hedges, since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. Our primary exchange rate exposures are with the Canadian dollar and the British pound against the U.S. dollar. At the current level of annual operating income generated from operations, if both currencies were to change 5% compared to the average 2005 year exchange rate for an entire year, the annual impact of our net income (loss) would not be significant due to the offsetting effect of our foreign exchange contracts.

BUSINESS

Our Business

              We are a leading North American manufacturer, marketer and distributor of branded frozen sweet baked goods, including cookie dough, muffins, danish, brownies and other hand-held sweet baked goods. Founded in 1977, we sell our high-quality products primarily under the Otis Spunkmeyer brand to approximately 62,000 customers in the foodservice and retail channels. According to the Best Report, we have held the #1 market share in terms of pounds of frozen cookie dough (all forms) sold in the foodservice channel since 1996. In addition, we have a leading market share in branded muffins in the foodservice and retail channels. We have experienced significant growth in our business over the last five years. From 2000 to 2005, our net sales grew from $211.9 million to $336.3 million, representing a compounded annual growth rate ("CAGR") of 9.7%. Net sales for the first six months of fiscal 2006 increased 22.9% from the comparable period in 2005, driven in part by an acquisition in September of 2005.

              Our principal focus is the sale of frozen cookie dough products to the foodservice channel, which represented 63% of our net sales in fiscal 2005. Our frozen cookie dough products are available in a variety of flavors, sizes and indulgence levels ranging from value to super premium. In total, we produce approximately 10 million cookies per day. In addition, our muffin sales represented 26% of our net sales in fiscal 2005, of which 55% are made in the foodservice channel with the remainder in the retail channel. We manufacture, market and distribute a full line of regular and low-fat thaw-and-serve muffins in assorted flavors and sizes. In total, we produce approximately 1 million muffins per day. We also offer a broad range of other thaw-and-serve products, including cookies, danish and brownies which represented 6% of our net sales in fiscal 2005.

              Otis Spunkmeyer is a highly recognized brand. The power of this brand, combined with our reputation for high quality products and customer commitment has served as the foundation of our marketing strategy. Based on our market research, our brand enjoys strong recognition within the foodservice channel and elicits positive image characteristics for end-consumers. To enhance awareness of the Otis Spunkmeyer brand, we offer all of our foodservice customers the ability to participate in our branded fresh baked cookie program. In this program, we provide Otis Spunkmeyer convection ovens, display cases and point-of-sale materials. We believe that our brand name together with the aroma of fresh baked cookies increases our customers' traffic and average transaction size. The Otis Spunkmeyer brand is also well recognized in the retail channel. According to 2005 IRI data, Otis Spunkmeyer has the highest loyalty ratings in the branded thaw-and-serve retail muffin category.

              We manage our business based upon geographic areas as follows: the United States, the United Kingdom and Canada. Significant geographic segment information about our business is contained in Note 19 to our audited consolidated financial statements and Note 10 to our unaudited condensed consolidated interim financial statements included in this prospectus.

              We serve a broad range of customers in both the foodservice and retail channels. Our foodservice customers include foodservice distributors and contractors, restaurant chains, educational and healthcare facilities, on-premise catering companies, convenience stores, military and lodging facilities. In fiscal 2005, foodservice customers accounted for 84% of our net sales and included major foodservice distributors such as SYSCO Corporation, U.S. Foodservice and Performance Food Group; foodservice contractors such as Sodexho, Compass Group and ARAMARK Corporation; and restaurant chains such as Subway. We are the sole source cookie supplier to Subway in North America (through its franchisee purchasing organization) and have been named Subway's Supplier of the Year twice since 2000. Retail customers accounted for 16% of our net sales in fiscal 2005 and included customers such as Wal-Mart, Sam's Club, Costco, Safeway and Kroger. Subway accounted for 15.7% of our net sales in fiscal 2005 and no other customer accounts for more than 4.1% of our net sales. Approximately 35% of our net sales are made to customers under contracts with terms of more than twelve months.

Industry Overview

              The baked goods industry, according to our estimates based on data from Euromonitor, was an approximately $73 billion market in 2005 in the United States. We focus on the sweet baked goods sub-segment of that market, which was approximately $36 billion in 2005 in the United States. We believe the frozen sweet baked goods sub-segment is the most attractive category within this market, because of increasing demand from both foodservice customers and end-consumers for high-quality products that are convenient and easy to prepare. These products have particular appeal to foodservice channel customers due to more consistent product quality and other benefits such as reduced labor costs and product waste.

              Overview of the Foodservice Channel.    Sales to our foodservice customers represented 84% of our net sales in fiscal 2005. Our principal focus is the sale of frozen cookie dough to the foodservice channel, which represented 63% of our net sales in fiscal 2005 and has grown at a CAGR of 13.2% since 2000. Our muffin sales to the foodservice channel generated 14% of our net sales in fiscal 2005 and has grown at a CAGR of over 10% since 2000.

              Our foodservice sales are driven by the same factors that drive sales in the broader foodservice category such as an aging population, an increase in single parent and dual-income homes and national wealth. These factors have resulted in increased demand for convenient food alternatives and consumption of food away from home and growth in this category has increased at a 4.2% CAGR from 1995 to 2005. According to Technomic, foodservice category sales amounted to $476 billion in 2005 (as measured by retail sales equivalent) and represent approximately 50% of all food consumption in the United States, up from 37% in 1975.

              An important trend in the foodservice channel has been the accelerating growth of frozen foods. Frozen foods provide foodservice customers numerous benefits such as reduced preparation time, labor costs, increased product consistency and inventory efficiency. We believe that frozen cookie dough is the preferred form of cookie dough for foodservice customers who seek to offer a fresh-baked product and an on-premise baking experience. According to the Best Report, total pounds of frozen cookie dough (all forms) sold to the foodservice channel grew at a CAGR of 5.3% from 1992 to 2005. This has been primarily driven by the overall growth in the foodservice category, creation of new foodservice customers and conversion to frozen dough from other cookie forms. According to the 2006 Best Report, the thaw-and-serve muffin category generated foodservice sales of 98 million pounds, and has grown at a CAGR of 4.6% between 2000 and 2006.

              Overview of the Retail Channel.    Sales to retail customers represented 16% of our net sales in fiscal 2005. Within the retail channel we primarily sell Otis Spunkmeyer branded muffins, frozen cookie dough and other sweet baked goods.

              12% of our net sales in fiscal 2005 were derived from the sale of Otis Spunkmeyer branded muffins to grocery retailers, mass merchants and warehouse clubs. As measured by IRI, sales of frozen and refrigerated cookie dough and muffins to the retail channel represented approximately $675 million in 2005, of which muffins represented approximately $250 million. Key consumer differentiation factors include brand recognition, pricing, product quality and innovation. We believe category growth will be driven by convenience and the innovation of new products and features such as portion control.

              Within the retail channel we also target the in-store bakery market, primarily through the sale of frozen cookie dough to supermarkets across the United States. There are approximately 31,000 in-store bakeries in the United States up from 25,900 in 1994. Total in-store bakery revenues are estimated to be $18.9 billion according to Modern Baking in 2004, of which cookies represent approximately $1.4 billion of that total. The two year in-store bakery sales growth rate of 6.9% has been driven by expansion in mass channel retailers such as Wal-Mart and Target who have expanded their bakery operations to meet customer demand for quality baked goods. We expect future growth to be driven by these same end-consumer demands and compelling economics for the retailer.

Our Strengths

              Category Leadership.    We are a leading provider of frozen cookie dough and muffins to the foodservice channel. According to the Best Report, we have held the #1 market share in terms of pounds of frozen cookie dough (all forms) sold in the foodservice channel since 1996. Our 40% market share in this category in 2005, up from 22% in 1996, is more than double our nearest competitor. Based on data from the same industry source, we hold the #2 market position in the foodservice muffin segment with a 22% market share and the #1 position in the individually wrapped foodservice muffin segment with a 29% market share. We believe that as a result of our category leadership, we have developed the scale and marketing platform to grow cost-effectively. We believe that new merchandising, consumer promotion tools and product innovation will help us to grow our presence across all channels.

              Strong Brand.    Based on our market research, we believe the Otis Spunkmeyer brand enjoys significant brand awareness among foodservice customers and end-consumers. We believe the Otis Spunkmeyer brand is recognized throughout the foodservice industry for its superior product quality, effective marketing and branded merchandising programs. Our strong brand gives us a competitive advantage because end-consumers are typically willing to pay a premium for products they know and trust.

              High Quality Products.    We offer our customers a wide variety of Otis Spunkmeyer branded cookies, muffins, brownies and other sweet baked goods spanning a broad range of indulgence levels, flavors and sizes. We believe we are the leading innovator within our product categories and have consistently introduced new products that have been well received by end-consumers. For example, our Supreme Indulgence product line, developed to meet our customers' need for a premium product, has grown to $4.3 million in sales in 2005 since its introduction in 2004. In 2005, we successfully launched our 0-Grams Trans Fat cookie dough product to address consumer demand for healthier products. We also offer our customers the opportunity to participate in our unique and highly successful fresh-baked cookie program in which we provide them with Otis Spunkmeyer branded convection ovens, display cases and point-of-sale materials. We believe this program is a valuable sales aid to our customers and helps to increase end-consumer traffic with the enticing aroma of fresh baked cookies.

              Relationships with Leading Customers.    We have strong, long-term relationships with our customers who are leaders in their respective channels. Over the past 16 years, we have cultivated strong relationships with foodservice contractors including ARAMARK Corporation, Compass and Sodexho. In recent years, we have broadened our relationships with leading foodservice distributors such as Performance Food Group, SYSCO Corporation and U.S. Foodservice. We also maintain longstanding relationships with leading retail customers such as Wal-Mart and Costco and commercial restaurant chains such as Subway, the largest sandwich chain in the world.

              We directly manage our relationships with foodservice customers, which allows us to help them improve their sales and profits while keeping us at the forefront of evolving industry trends.

              Flexible, Low-Cost Supply Chain.    We operate a unique, flexible and low-cost supply chain that enables us to provide tailored services to a broad range of customers. We believe we are the largest manufacturer of frozen cookie dough in the United States and operate a network of four strategically located low-cost manufacturing facilities, which produce daily approximately 10 million cookies and more than 1 million muffins. Our flexible distribution network allows us to provide high quality and cost effective national coverage to our customers, who can select a customized method of distribution that best meets their individual service level needs and can elect to have our products delivered either through third-party distributors or through our 278 route DSD network. This network is augmented by our 52 sales centers and three call centers, which allow us to interact directly with our customers.

              Proven Management Team.    We have a strong and experienced management team with an average of over 20 years of industry experience. Our current president and chief executive officer John Schiavo has been with us since 1996. The senior management team has increased our core product market share, introduced innovative new products, strengthened strategic relationships with our largest and fastest growing foodservice and retail customers, and integrated a highly complementary acquisition. Management has demonstrated an outstanding track record of growth and financial performance. Under current management leadership, net sales have increased from $160.9 million in 1996 to $336.3 million in 2005, representing a CAGR of 8.5%.

Our Growth Strategy

              Our goal is to strengthen our position as a leading North American manufacturer, marketer and distributor of frozen cookie dough and other frozen, hand-held sweet baked goods. Our strategy includes the following elements:

              Grow Sales of Foodservice Products.    We are focused on three areas to increase sales in the foodservice channel: growing the frozen cookie dough and muffin categories, continuing to increase our market share in these categories and expanding internationally with our customers. We intend to grow our sales of frozen cookie dough in the foodservice channel by taking advantage of the positive trends in the foodservice category and by expanding our market share of the category. We believe our category expertise and innovation will enable us to continue to expand the category. In addition, our commitment to customers and superior execution will allow us to continue to take market share from competitors. We believe that an increasing preference for frozen baked goods by the foodservice channel due to its more consistent product quality and other benefits such as reduced labor costs and product waste will continue to drive growth. Several of our key customers, including Subway and SYSCO Corporation, are experiencing significant growth. We believe we are well positioned to grow with our customers given the strength of our relationships and our ability to provide superior service. Furthermore, we continue to identify opportunities to expand into new markets. For example, in August 2006, we entered into a new agreement with Subway (through its franchisee purchasing organization) to manufacture and supply frozen bread dough to Subway franchisees.

              We expect growth in the muffin category to be driven by consumer demand for both healthier and more indulgent product options. We believe that our expertise in the muffin category will allow us to grow this category while taking market share away from competitors. In particular, we expect that our customer conversion programs, strong national account relationships and increasing distributor penetration will allow us to increase the number of customers we serve. We believe that our innovation and strong brand recognition will continue to stimulate end-consumer demand.

              We utilize our product expertise and customer relationships to grow with our customers worldwide. Several of our key customers such as Subway, Burger King, Sodexho, ARAMARK and Wal-Mart, are expanding outside of the United States. We utilize our product, and our end-consumer and supply chain expertise to expand our relationships with these key customers worldwide. We currently supply Subway stores in approximately 56 countries and we recently augmented our existing relationships with several additional customers who are expanding internationally.

              Increase Foodservice Distributor and Commercial Foodservice Chain Penetration.    We intend to utilize our category leadership to increase sales to existing foodservice distributors and to use the strength of our brand and consumer insights to further penetrate restaurant chains. Our category leadership has positioned us as a potential category manager for our foodservice distributor customers. We have been and will continue to selectively invest in people, resources and technology to better serve the foodservice distributor community. For example, our recent category management initiative focuses on helping our foodservice distributor customers reduce duplicative products and improve overall category profitability.

              We believe an important branded growth opportunity exists with restaurant chains. This segment, which includes quick service restaurants and full service restaurants, is relatively under-penetrated by Otis Spunkmeyer today. A substantial number of these chains are selling cookies, muffins and other sweet baked goods. We intend to utilize our category expertise to target quick service restaurants and demonstrate that our programs increase their sales and profits by increasing the frequency with which their consumers purchase desserts.

              Increase Presence in the Retail Channel.    Despite broad recognition of the Otis Spunkmeyer brand in the foodservice channel, we have historically had a limited presence in the retail channel. We believe our category expertise and product innovation have positioned us to penetrate leading retailers. In 2005, we began transitioning our retail DSD network volume to a combination of third-party retail distributors and a direct-to-warehouse program. This shift is reducing our distribution expenses in serving the retail channel, improving in-store service levels and making more resources available for us to grow our retail business. We anticipate completing the transition by the second quarter of 2007.

              We have a focused retail strategy that is dedicated to specific existing customers such as Costco and Wal-Mart. We have been successful in building our business with these customers, through directed programs, such as our participation in one of Costco's national promotional programs and national distribution of our six-pack muffins in Wal-Mart. We also believe that a substantial opportunity to penetrate the in-store bakery market exists. Most retailers face increasing costs, primarily labor costs, operating their in-store bakeries. Otis Spunkmeyer's product offering, consisting primarily of frozen cookie dough, saves on the significant labor costs associated with scratch baking. We believe our expertise will allow us to penetrate leading retailers in both the bakery aisle and the in-store bakery departments. As part of this strategy, we recently became a cookie dough supplier to Safeway for their North American in-store bakery program.

              Develop Innovative New Products.    Throughout our history, we have had a strong track record of successfully developing and introducing new products that have increased sales for our foodservice and retail customers. Consequently, our customers consider Otis Spunkmeyer as the leading innovator in our product categories, driving consumer demand and incremental revenue opportunities. We believe that our current pipeline of new products and our new product development process will continue to deliver solutions to customers' desires and meet the diverse and changing needs of end-consumers. Our recent innovations include snack-size muffins, extended shelf-life muffins and 0-Grams Trans Fat cookie dough. In addition, the strength of the Otis Spunkmeyer brand and our low-cost manufacturing base, provide us an opportunity to expand our product offering to other hand-held sweet baked goods.

Our Products

              We manufacture, market and distribute frozen sweet baked goods, including cookie dough, muffins, danish, brownies and other hand-held sweet baked goods primarily under the Otis Spunkmeyer brand name.

    Cookies

              Frozen cookie dough and thaw-and-serve cookies are individually portioned and flash-frozen for convenience and to ensure freshness. Our frozen cookie dough products are available in a variety of flavors, sizes and indulgence levels:

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  Supreme Indulgence Cookie Dough. Introduced in 2004, our Supreme Indulgence frozen cookie dough is a premium quality cookie dough offered in seven varieties and pre-portioned for 2 or 3 ounce cookies.

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  Sweet Discovery Cookie Dough. Our best selling cookie dough, Sweet Discovery offers gourmet frozen cookie dough in a broad array of traditional and innovative flavors in pre-portioned sizes ranging from 0.30 to 4 ounces.

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  Traditional Recipe Cookie Dough. Traditional Recipe products are sold at a lower price point than the Sweet Discovery offering, providing a more affordable alternative for our diverse customer base. The Traditional Recipe line offers frozen cookie dough in all of our traditional flavors in a pre-portioned 1.5-ounce cookie.

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  Value Zone Cookie Dough. Represents our economy priced frozen cookie dough and is marketed under the Value Zone label. The Value Zone line is ideal for school cafeterias and is available in pre-portioned sizes ranging from 1 to 3 ounces.

              We also sell a line of thaw-and-serve cookies under the Otis Express and Chippery labels. These cookies are sold individually wrapped or in multi-count pack sizes. The Otis Express line is particularly important for foodservice accounts that do not offer our fresh baked cookies.

    Muffins

              We manufacture, market and distribute a full line of regular and low-fat thaw-and-serve muffins in assorted flavors and sizes. Our muffins are frozen after baking and then delivered frozen to ensure freshness and allow for a longer shelf life. They are sold individually wrapped or in bulk in sizes ranging from 2.25-to 6.5-ounces and are sold in 24, 48 and 96-count cases. The top three selling individually wrapped muffins are the 4-ounce wild blueberry, banana nut and double-chocolate chip muffins.

    Other Baked Goods

              We offer a broad range of other baked goods and pastries, including:

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  Danish. Danish products are sold to retail and foodservice channels in seven varieties in 1.2-ounce, 2.75-ounce and 4-ounce portions. Our danish products are available in individually wrapped and multi-count pack sizes, shipped frozen and thawed on-site.

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  Brownies. We produce double chocolate fudge brownies for sale to our foodservice customers. Our brownies are available in half-sheet trays for easy serving and storing, with minimal waste.

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  Other Products. Other baked goods and pastries we offer include crumb cakes, bagels, coffee cakes, scones and sweet bread slices. Many of these products are offered as part of our Café Collection, which targets the quick service restaurants and coffeehouse segments of the foodservice industry.

Product Development

              We have successfully developed and introduced several new products and product extensions throughout our history. Our product development expertise has played a key role in the growth of our foodservice business and our expansion into the retail channel. We believe that our ability to proactively meet both our customers' and end-consumer needs are a competitive advantage and help maintain our strong relationships with our customers.

              The table below shows our most recent product launches:

Recent Product Launches
Products	Product Category	Primary Distribution Channel
Delicious Essential Muffins	Pre-baked	Foodservice (Schools)
Reduced Fat Cookie Dough	Frozen Dough	Foodservice
Extended Shelf Life Muffins	Pre-baked	Retail
0-Grams Trans Fat Cookie Dough	Frozen Dough	All channels
Sugar Free Cookie Dough	Frozen Dough	Foodservice

Customers

              We serve a broad range of customers in both the foodservice and retail channels. Our foodservice customers include foodservice distributors and contractors, restaurant chains, educational and healthcare facilities, on-premise catering companies, convenience stores, military and lodging facilities. In fiscal 2005, foodservice customers accounted for 84% of our net sales and included major foodservice distributors such as SYSCO Corporation, U.S. Foodservice and Performance Food Group; foodservice contractors such as Sodexho, Compass Group and ARAMARK Corporation; and restaurant chains such as Subway. Retail customers accounted for 16% of our net sales in fiscal 2005 and included customers such as Wal-Mart, Sam's Club, Costco, Safeway and Kroger. Approximately 35% of our net sales are made to customers under contracts with terms of at least twelve months.

Distribution

              We are able to serve a broad array of customers through our unique and flexible distribution model. Unlike other frozen cookie dough and muffin manufacturers, which must rely completely on third-party distributors, we offer our customers the option of using either a distributor or our own DSD network, comprised of 278 routes and 52 sales centers nationwide. Our DSD network allows us to reach over 60,000 customers directly. Customers serviced by our DSD network account for 31.5% of our net sales with the remaining 68.5% derived from third-party distributors, who receive products directly from one of our manufacturing facilities or inventory centers.

              The diagram below depicts our customized distribution network that begins with our four state-of-the-art, low-cost manufacturing facilities. We utilize three customer-driven distribution methods to deliver our products: directly to our customers and third-party distributors, through our inventory centers or through our sales centers using our DSD network system.

Marketing

              We believe Otis Spunkmeyer enjoys exceptionally strong brand recognition and awareness. Our overall marketing strategy is to provide high quality products and support them with attractive trade and end-consumer promotions. Our marketing programs consist of trade promotions, customer patron incentives, merchandising and point-of-sale marketing materials for the foodservice channel.

              We believe we offer the foodservice channel one of the most comprehensive and dynamic merchandising, point-of-sale and packaging programs of any fresh baked goods provider. Our merchandising programs are designed to create a consistent brand identity. Our most successful promotional effort is our unique fresh-baked cookie program in which we provide foodservice customers with Otis Spunkmeyer branded convection ovens, display cases and point-of-sale materials. We believe this program has proven to be a valuable sales aid as it provides foodservice customers with the aroma of fresh baked cookies which is an enticing tool for attracting end-consumers.

              As part of our merchandising programs, we recently introduced new branded cookie and full line product display cases designed to further enhance impulse sales. We also provide our customers with eye-catching materials that drive traffic and boost impulse sales.

Manufacturing

              We currently operate four manufacturing facilities located in San Leandro, California; Cayce, South Carolina; Export, Pennsylvania and Austin, Texas. Our total throughput currently averages 59 million cookies and 7.4 million muffins per week. From 2000 through 2005, we invested $22.2 million in capital improvements at our plants. The chart below provides an overview of our facilities.

Facility Overview
Location	Nature of Occupancy	Percent of Cookie Output	Percent of Muffin Output	Employees	Total Sq. Ft.
Cayce, SC	Lease	44	50	167	140,860
San Leandro, CA	Lease	17	21	84	88,834
Export, PA	Lease	22	29	145	68,600
Austin, TX	Lease	17	0	85	104,666

Total		100%	100%	481	402,960

              The San Leandro facility, and to some extent the Cayce facility, support additional growth with minimal incremental capital expenditures required. We measure capacity by multiplying demonstrated hourly average production by 160 hours per week for each facility. Our corporate headquarters are located in San Leandro, California.

    Cayce, South Carolina Plant

              The Cayce plant is a 140,860 sq.-ft. highly-automated facility with state-of-the-art muffin and frozen cookies dough facilities producing approximately 3.4 million muffins and 2.2 million pounds of frozen cookie dough weekly. The manufacturing facility, which went on line in 1995, has the ability to produce over 400 muffins per minute and is currently operating at 75% of that capacity. In April 2001, we started manufacturing frozen cookie dough at the Cayce facility, which currently operates at approximately 84% of its frozen cookie dough capacity. The frozen cookie line can easily be expanded to support additional growth. The Cayce property is approximately 20 acres and includes undeveloped land available for future expansion.

    San Leandro, California Plant

              The 30,780 sq.-ft San Leandro facility produces 950,000 pounds of cookie dough weekly, with a second 58,054 sq.-ft. muffin facility producing approximately 1.5 million muffins weekly. The facility's cookie dough and muffin operations are currently operating at approximately 65% and 41% capacity, respectively, and can be easily expanded to support additional growth. The San Leandro facility supplies all distribution centers west of the Rocky Mountains.

    Export, Pennsylvania Plant

              The 68,600 sq.-ft. Export facility, located just outside of Pittsburgh, produces approximately 1.2 million pounds of frozen cookie dough weekly and is currently operating at approximately 78% capacity. The Export facility also produces approximately 2.5 million muffins weekly. Total output at the Export facility is more flexible than the other facilities as the muffins are produced in smaller batches. The facility's muffin operations are currently operating at approximately 71% capacity.

    Austin, Texas Plant

              The 104,666 sq.-ft Austin facility produces 600,000 pounds of frozen cookie dough weekly and is currently operating at approximately 46% of capacity.

Materials and Suppliers

              The primary raw materials used in the production of our baked goods are flour, granulated sugar, cocoa, eggs, butter and palm oil. We have identified duplicate sources of supply for most of our raw material needs. We hedge raw material price risk primarily by entering into fixed price commodity purchase contracts with various suppliers.

              We use contract manufacturers to produce our thaw-and-serve cookies, bagels and danish. We receive co-packed products at our distribution centers and ship them with other Otis Spunkmeyer products. Goods produced by contract manufacturers represented 8.2% of our net sales in fiscal 2005.

    Quality Control

              Otis Spunkmeyer maintains strict compliance to all federal, state and local mandates regarding the safe manufacture of foods. Quality control policies and procedures are strictly monitored and enforced at all manufacturing locations. All plants ensure product consistency to a designed standard of product quality. A Hazard Analysis and Critical Control Point plan is in place and supported by a full complement of quality and food safety systems. The FDA, or their State Department of Agriculture designate, inspects our plants at least once per year. Third party auditing firms are retained by our customers to inspect our plants on a regular basis. We are consistently rated superior in terms of quality control.

Competition

              The frozen sweet baked goods segment of the baked goods market is highly competitive and highly fragmented, with numerous manufacturers of varying sizes in the United States and throughout the world. Our principal strategies for competing in each of our product lines include superior product quality, innovative advertising, product promotion, product innovation, consistent and responsive service and price. In most product categories, we compete not only with other widely advertised branded products, but also with generic products and private label products, which are generally sold at lower prices. Our key competitors include Rich Products Corporation and General Mills, Inc. in the foodservice frozen cookie dough channel; Sara Lee Corporation in our foodservice muffin channel; and Hostess and Entenmann's in the retail channel of the muffin market. Each of our key competitors has substantial financial, marketing and other resources and established brand names.

Regulation

              Many of our facilities and products are subject to various laws and regulations administered by the U.S. Department of Agriculture, the FDA and other federal, state, local and foreign governmental agencies relating to the quality of products, sanitation, safety and environmental control. We believe that we comply with such laws and regulations in all material respects, and that continued compliance with such regulations will not have a material effect upon capital expenditures, earnings or our competitive position.

Employees

              At July 1, 2006, we had 1,208 full-time employees segmented by the following functions:

Function	Number
Supply Chain	429
Manufacturing	519
Selling Groups	50
Customer Service	74
Corporate	122
Marketing, R&D and Merchandising	14

Total	1,208

              Approximately 75 of our 1,208 employees are members of a union, a majority of whom are represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union. Nearly all of the unionized employees are located at our manufacturing facility in San Leandro, California. We recently signed new contracts, which expire in March 2009, with the unions representing our unionized employees. We have never experienced a work stoppage and consider our relations with our employees, and their unions, to be excellent.

Legal and Administrative Proceedings

              At any given time, we may be a party to litigation or be subject to non-litigated claims arising out of the normal operations of our businesses. The underlying claims—for example, product defect and vehicle incidents—are typically covered by insurance. After taking into account liabilities recorded for all of the foregoing matters, management believes the ultimate resolution of such matters should not have a material adverse effect on our financial condition, results of operations or liquidity.

Properties

              We lease facilities supporting our administrative, manufacturing, sales, inventory and distribution activities. Our headquarters is located in a leased facility in San Leandro, California, and houses our corporate business functions. In total, we lease 57 facilities in the United States comprising approximately 837,523 square feet, two facilities in the United Kingdom comprising 10,422 square feet and one facility in Canada comprising 2,400 square feet. We also lease four cold storage facilities in the United States comprising 1,835,433 cubic feet and three cold storage facilities in Canada comprising 104,928 cubic feet. We do not own any real property. A summary of the properties material to our business is provided as follows:

Location	Nature of Operations	Owned or Leased	Approximate Square Footage
Cayce, South Carolina	Manufacturing	Leased	140,860
San Leandro, California	Manufacturing	Leased	76,505
San Leandro, California	Corporate Headquarters	Leased	45,000
Export, Pennsylvania	Manufacturing	Leased	68,600
Austin, Texas	Manufacturing	Leased	104,666

MANAGEMENT

Directors and Executive Officers

              Set forth below is information concerning the persons who will be the directors and executive officers of the Company as of the date of the completion of the offering.

Name	Age	Position
John S. Schiavo	56	President, Chief Executive Officer and Director
Gerald P. Reardon	44	Executive Vice President, Sales and Marketing
Ahmad J. Hamade	39	Chief Financial Officer
Stephen A. Ricks	55	Vice President, Human Resources/Administration and General Counsel
David L. Beré	53	Director
Steven R. Brown	37	Director
Andrew W. Code	48	Director
Mark A. Dolfato	33	Director
George T. Haymaker, Jr.	68	Director
E. Nichol McCully	52	Director

              Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who will serve as a director or executive officer upon consummation of this offering follows.

              John S. Schiavo has served as our President, Chief Executive Officer and Director of Otis Spunkmeyer since 1998. He originally joined the Company in 1996 as our President and Chief Operating Officer. Prior to joining us, Mr. Schiavo was Senior Vice President of J&J Snack Food Corporation's Western Division, managing all aspects of sales, manufacturing and distribution. Mr. Schiavo has 35 years of collective experience in the foodservice industry, having worked for Hilton Hotels, Anheuser-Busch Theme Parks and McCrory Corporation.

              Gerald P. Reardon has served as our Executive Vice President of Sales and Marketing since January 2005 and from May 2003 to January 2005 was our Senior Vice President/General Manager. Prior to joining us, Mr. Reardon worked at the Clorox Company where he most recently was the General Manager for its "Away from Home" business from 2001 until May 2003. He has also worked at Procter & Gamble and has 21 years of collective experience in the consumer packaged goods industry.

              Ahmad J. Hamade has served as our Chief Financial Officer since 2004 and from 1995 to 2004 was our Vice President of Finance. Prior to joining us, Mr. Hamade was employed by Price Waterhouse LLP for six years, during which time he served as our Audit Manager. Mr. Hamade has 6 years of collective service in the accounting industry and 11 years of service in the foodservice industry.

              Stephen A. Ricks has served as our Vice President of Human Resources/Administration and General Counsel since 1992. Prior to joining us, Mr. Ricks was a partner in the law firm of Chandler, Bruner & Ricks, PC. Mr. Ricks has 27 years of collective legal experience.

              David L. Beré was elected to the board of directors in August 2006 for a term commencing September 1, 2006. From 1998 until June 2005, Mr. Beré was a member of the Board, President and Chief Executive Officer of Bakery Chef, L.L.C. Since his departure from Bakery Chef, L.L.C., Mr. Beré has served on the Board of Directors of Dollar General Corporation, the Fuller Foundation, the Greater Chicago Food Depository and the Dean's Advisory Council Indiana University–Kelly School of Business and is also a Trustee of Fuller Theological Seminary.

              Steven R. Brown has served as a member of our board of directors since 2002. Mr. Brown has been a partner at Code Hennessy & Simmons LLC since 2003 and was a managing director from 1999 to 2003. Prior to joining Code Hennessy & Simmons LLC in 1994, Mr. Brown was employed by Heller Financial, Inc. in Chicago, Illinois where he held various positions within Heller's commercial leveraged lending and real estate departments. Mr. Brown also serves on the Board of Directors of Berkline/Benchcraft LLC, LVI Services Inc. and Rinker Boat Company LLC.

              Andrew W. Code has served as a member of our board of directors since 2002. Mr. Code is a founder of Code Hennessy & Simmons LLC. Prior to founding Code Hennessy & Simmons LLC in 1988, Mr. Code was a Vice President with Citicorp's Leveraged Capital Group in Chicago. Mr. Code also serves on the Board of Directors of The Hillman Companies, Inc., KBA Holdings, Inc., MLS Holdings, Rinker Boat Company LLC, SCP Pool Corporation, Olsen Engineering, The University of Iowa Foundation, GAP Community Center and Resource Land Holding.

              Mark A. Dolfato has served as a member of our board of directors since 2005. Mr. Dolfato has been a Vice President at Code Hennessy & Simmons LLC since 2003 and joined the firm as an associate in 2000. Prior to that, he was employed by Wind Point Partners, a private equity investment firm. He also worked for Scotia Capital Markets, a Canadian investment bank headquartered in Toronto. Mr. Dolfato also serves on the Board of Directors of the Hillman Companies, Inc.

              George T. Haymaker, Jr. was elected to the board of directors in July 2006 for a term commencing September 1, 2006. Between October 2001 and July 2006, Mr. Haymaker was the Chairman of the Board of Kaiser Aluminum Corporation, and served as its Chief Executive Officer between January 1994 and December 1999. Mr. Haymaker also serves as the Chairman of the Board of Safelite Group, Inc., and serves on the board of directors of Hayes-Lemmerz International, Inc., PoolCorp., Flowserve Corporation, 360 Networks, CII LLC and MidAmerica Holdings, Ltd.

              E. Nichol McCully has served as a member of our board of directors since 2003. Mr. McCully was Senior Vice President of Business Development and Strategic Planning at TreeHouse Foods, Inc. from January 2005 through March 2006 and served as their Chief Financial Officer from January 2005 through December 2005. From April 2001 to December 2004, Mr. McCully was a partner with TreeHouse Acquisitions LLC. From January 1996 to March 2001, Mr. McCully served as Chief Financial Officer and Senior Vice President of Finance at Keebler Foods Company.

Board of Directors

    Composition of the Board of Directors after the Offering

              Upon the completion of this offering, our board of directors will consist of seven members. The rules of the Nasdaq require that a majority of our board of directors qualify as "independent" no later than the first anniversary of the completion of the offering. We intend to comply with these requirements.

    Audit Committee

              Upon completion of this offering, we will have an audit committee and as required by SEC and Nasdaq rules, we intend for the audit committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The audit committee will be responsible for:

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  the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing and issuing an audit report;

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  reviewing the independence of the independent registered public accounting firm and taking, or recommending that our board of directors take, appropriate action to oversee their independence;

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  approving, in advance, all audit and non-audit services to be performed by the independent registered public accounting firm;

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  overseeing our accounting and financial reporting processes and the audits of our financial statements;

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  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal control or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  engaging independent counsel and other advisers as the audit committee deems necessary;

  •
  determining compensation of the independent registered public accounting firm, compensation of advisors hired by the audit committee and ordinary administrative expenses;

  •
  reviewing and assessing the adequacy of a formal written charter on an annual basis; and

  •
  handling such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

              Our board of directors will adopt a written charter for our audit committee, which will be posted on our website. PricewaterhouseCoopers LLP currently serves as our independent registered public accounting firm.

    Nominating and Corporate Governance Committee

              Upon completion of this offering, we will have a nominating and corporate governance committee and, as required by Nasdaq rules, we intend for the nominating and corporate governance committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The nominating and corporate governance committee will be responsible for:

  •
  selecting, or recommending to our board of directors for selection, nominees for election to our board of directors;

  •
  making recommendations to our board of directors regarding the size and composition of the board, committee structure and makeup and retirement procedures affecting board members;

  •
  monitoring our performance in meeting our obligations of fairness in internal and external matters and our principles of corporate governance; and

  •
  such other matters that are specifically delegated to the nominating and corporate governance committee by our board of directors from time to time.

              Our board of directors will adopt a written charter for our nominating and corporate governance committee, which will specifically address the nominations process and will be posted on our website.

    Compensation Committee

              Upon completion of this offering, we will have a compensation committee and, as required by Nasdaq rules, we intend for the compensation committee to have a majority of "independent" directors within 90 days of this offering and to be fully independent within one year of this offering. The compensation committee will be responsible for:

  •
  determining, or recommending to our board of directors for determination, the compensation and benefits of all of our executive officers;

  •
  reviewing our compensation and benefit plans to ensure that they meet corporate objectives;

  •
  administering our stock plans and other incentive compensation plans; and

  •
  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

              Our board of directors will adopt a written charter for our compensation committee, which will be posted on our website.

Executive Compensation

              The following table presents information regarding compensation paid by us relating to the fiscal year ended December 31, 2005 to our chief executive officer and other executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2005. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

    Summary Compensation Table

			Long Term Compensation
	Annual Compensation
Name and Principal Position			Securities Underlying Options	All Other Compensation($)
	Salary($)	Bonus($)
John S. Schiavo President, Chief Executive Officer and Director	$340,000	$199,920	59,485	$23,791(1)
Gerald P. Reardon Executive Vice President of Sales and Marketing	$254,670	$125,611	59,695	$17,833(2)
Ahmad J. Hamade Chief Financial Officer	$198,846	$97,600	31,725	$2,985(3)
Stephen A. Ricks Vice President of Human Resources/Administration and General Counsel	$189,200	$94,184	13,880	$18,348(4)

(1)
Includes $14,410 of car allowance, $2,558 of long-term disability premium, $5,910 of company 401(k) plan matching contribution and $913 of life insurance premium.

(2)
Includes $9,600 of car allowance, $2,467 of long-term disability premium, $5,100 of company 401(k) plan matching contribution and $666 of life insurance premium.

(3)
Includes $2,467 of long-term disability premium and $518 of life insurance premium.

(4)
Includes $9,600 of car allowance, $2,467 of long-term disability premium, $5,801 of company 401(k) plan matching contribution and $480 of life insurance premium.

    Stock Option Grants in Last Fiscal Year

              The following table sets forth information regarding stock options granted to the named executive officers during the fiscal year ended December 31, 2005.

					Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year(1)
			Exercise Price Per Share ($/Sh)
Name				Expiration Date	5%	10%
John S. Schiavo	59,485	6.0%	$1.42	12/31/2013	$102,729	$187,131
Gerald P. Reardon	59,695	6.1%	$1.51	12/31/2013	$97,843	$187,791
Ahmad J. Hamade	31,725	3.2%	$1.42	12/31/2013	$54,788	$99,802
Stephen A. Ricks	13,880	1.4%	$1.42	12/31/2013	$23,970	$43,664

(1)
The percentage of total options granted to these employees in 2005 is based on options to purchase a total of 983,654 shares of common stock granted during the fiscal year ended December 31, 2005.

Aggregate Option Exercises in 2005 and Fiscal Year-End Option Values

              The following table sets forth the number of shares of common stock subject to options and the value of such options held by each of our named executive officers as of December 31, 2005. This table assumes a per share price of $1.00, $1.42 and $1.63, depending upon the date of grant, which we estimate to be the fair market value of a share of our common stock on the respective grant date.

	Common				Preferred
	Number of Securities Underlying Unexercised Options At Fiscal Year-End (1)		Value of Unexercised In-The-Money Options At Fiscal Year-End ($)		Number of Unexercised	Value of Unexercised
Name	Exercisable	Unexercisable	Exercisable	Unexercisable	Exerciseable	Unexercisable
John S. Schiavo	1,192,401	22,307	$2,021,447	$15,838	879	$673,771
Gerald P. Reardon	192,257	13,011	201,501	9,238	—	—
Ahmad J. Hamade	301,033	11,897	426,363	8,447	132	101,011
Stephen A. Ricks	161,075	5,205	249,434	3,696	88	67,393

(1)
Options arise from the 2002 Rollover Plan and the 2002 Stock Option Plan.

Director Compensation

              Currently, only E. Nichol McCully receives compensation for his service on our board of directors. Mr. McCully receives an annual retainer of $10,000, plus $2,500 for each board meeting he attends in person. Mr. McCully also receives $250 per hour for any consulting work performed on behalf of the Company and is eligible to purchase equity securities in the Company on substantially the same terms as CHS Group invested in August 2002. All of our non-employee directors are entitled to reimbursement for expenses incurred in the course of performing board-related duties.

              Following this offering, directors who are not our employees will receive compensation that is commensurate with arrangements offered to directors of companies that are similar to us. Compensation arrangements for independent directors established by our board may be in the form of cash payments and/or option grants.

Employee Benefit Plans

    2006 Equity Incentive Plan

              Our board of directors plans to adopt and submit to our stockholders for approval our 2006 Equity Incentive Plan, which will be effective immediately prior to this public offering. The 2006 Equity Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, associates and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

              Administration.    The 2006 Equity Incentive Plan will be administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the 2006 Equity Incentive Plan. Subject to the specific provisions of the 2006 Equity Incentive Plan, the compensation committee is authorized to select persons to participate in the 2006 Equity Incentive Plan, determine the form and substance of grants made under the 2006 Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the 2006 Equity Incentive Plan.

              Participation.    Individuals who will be eligible to participate in the 2006 Equity Incentive Plan will be directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

              Type of Awards.    The 2006 Equity Incentive Plan will provide for the issuance of stock options, restricted stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.

              Available Shares.    An aggregate of            shares of our common stock will be reserved for issuance under the 2006 Equity Incentive Plan, subject to annual automatic increases and certain other adjustments reflecting changes in our capitalization. If any grant under the 2006 Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the 2006 Equity Incentive Plan. The 2006 Equity Incentive Plan will provide that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 20% of the total number of shares authorized for issuance under the 2006 Equity Incentive Plan.

              Option Grants.    Options granted under the 2006 Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option will be established by the compensation committee, except that the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock then outstanding, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

              Terms of Options.    The term during which each option may be exercised will be determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the 2006 Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

              Amendment of Options and Amendment/Termination of Plan.    The board of directors or the compensation committee generally will have the power and authority to amend or terminate the 2006 Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the 2006 Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the 2006 Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives therefore granted under the 2006 Equity Incentive Plan.

    2002 Stock Option Plan

              Our 2002 Stock Option Plan permits grants to executives and other key employees of options to purchase shares of our common stock. This plan is generally available to our employees.

              Grants of options to purchase a total of 3,613,692 are currently authorized under the plan. The options have a term of eight years and generally vest on the eighth anniversary of their grant date, subject to accelerated vesting if certain performance measures are met. In most cases, the options are not exercisable until the third anniversary of their grant date. All of the options granted to date are intended to be incentive stock options and not nonqualified stock options under the Internal Revenue Code. Through July 1, 2006, we had issued options under the plan to purchase an aggregate of 3,154,046 shares, net of cancellations, at a weighted average exercise price of $1.22, of which 1,424,605 were vested at a weighted average exercise price of $1.07. Also, as of June 2, 2006, we granted an additional 443,129 options to our employees with an exercise price equal to the fair market value of our common stock at the time of grant as determined by an unrelated third-party valuation specialist. The June 2, 2006 options vest automatically upon the consummation of a qualifying public offering. We expect this offering to be a qualifying public offering.

    2002 Rollover Plan

              Our 2002 Rollover Stock Option Plan permitted the grant of options to purchase shares of our Class A preferred stock and Common Stock to replace certain in-the-money options issued by Otis Spunkmeyer, Inc. under its 1998 Stock Option Plan.

              Through July 1, 2006, we had issued options under the plan to purchase 2,338 shares of Class A preferred stock, net of cancellations and prior exercises, at a weighted average exercise price of $235.67, and 2,338,778 shares of common stock, net of cancellations and prior exercises, at a weighted average exercise price of $0.23. None of the options under this plan are subject to vesting, and all are exercisable.

    401(k) Plan

              In December 1995, we adopted a defined contribution plan (the "401(k) Plan") under section 401(k) of the Internal Revenue Code. All employees with ninety days of employment are eligible to participate. The Plan provides for Company matching contributions of 50% of each employee's contribution up to a maximum of 6% of that employee's gross salary.

Employment Agreements

              We entered into employment agreements with John Schiavo, Ahmad Hamade and Stephen Ricks, among others, on November 20, 1998. These agreements were amended on August 20, 2002 and automatically renew for one year periods year-to-year unless we give written notice otherwise. These employment agreements terminate immediately upon receipt of written notice by either party of such termination. Each executive is subject to a non-solicitation and assignment of inventions provision of the agreement.

              Under the employment agreements for fiscal 2006, John Schiavo, Ahmad Hamade and Stephen Ricks will receive an annual base salary, which is subject to annual review by our board of directors, an annual bonus based on our financial performance and employee benefits applicable to our senior level executives.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between the board or directors or the compensation committee of any other company.

Director and Officer Indemnification and Limitation on Liability

              Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Company, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of the Company or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

              Furthermore, we expect to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements are expected to provide our executive officers and directors with further indemnification to the fullest extent permitted by the Delaware General Corporation Law.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock immediately prior to the consummation of the offering and as adjusted to reflect the sale of the shares of common stock in this offering by:

  •
  each person that is a beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all directors and named executive officers as a group; and

  •
  each of the selling stockholders.

              Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 49,851,006 shares of common stock outstanding as of the date of this prospectus, and    shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Otis Spunkmeyer Holdings, Inc., 14490 Catalina Street, San Leandro, California 94577.

	Number of Shares Owned Prior to the Offering**		Number of Shares Offered		Number of Shares Owned After the Offering***
Name and Address of Beneficial Owner
	Number	%	Number	%	Number	%
Directors, named executive officers and stockholders owning more than 5%
Code Hennessy & Simmons Funds(1)	37,459,852	75%
CIBC WMC, Inc.(2)	7,500,000	15%
The Goldman Sachs Group, Inc.(3)	2,500,000	5.0%
John S. Schiavo(4)	1,439,121	2.8%
Ahmad J. Hamade(5)	287,887	*
Gerald P. Reardon	242,257	*
Stephen A. Ricks(6)	323,159	*
David L. Beré	—	*
Steven R. Brown(7)	—	*
Andrew W. Code(8)	—	*
Mark A. Dolfato	—	*
George T. Haymaker, Jr.	—	*
E. Nichol McCully	125,000	*
All directors and named executive officers as a group	2,417,425	3.5%
Other Selling Stockholders

*
Less than 1%.

**
Assumes all outstanding shares of Class A preferred stock were redeemed.

***
Assumes underwriters have not exercised their option to purchase additional shares.

(footnotes continued on following page)

(1)
Amounts shown to reflect the aggregate interests held by Code Hennessy & Simmons IV LP and CHS Associates IV. Code Hennessy & Simmons LLC is the general partner of CHS Management IV LP, which in turn is the general partner of Code Hennessy & Simmons IV LP. Code Hennessy & Simmons LLC is also the general partner of CHS Associates IV. Code Hennessy & Simmons LLC and CHS Management IV LP may be deemed to beneficially own these shares, but disclaim beneficial ownership of the shares in which they do not have a pecuniary interest. The investment committee of Code Hennessy & Simmons LLC is composed of Andrew W. Code, Daniel J. Hennessy, Brian P. Simmons, Thomas J. Formolo, Peter M. Gotsch, Steven R. Brown, David O. Hawkins and Richard A. Lobo. Messrs. Code, Hennessy, Simmons, Formolo, Gotsch, Brown, Hawkins and Lobo may be deemed to beneficially own these shares due to the fact that they share investment and voting control over the shares, but they disclaim beneficial ownership of shares in which they do not have a pecuniary interest. The address of each entity is c/o Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(2)
Amounts shown reflect 4,500,000 of voting common stock and 3,000,000 shares of non-voting common stock. In their capacities as directors and/or officers, Bala G. Ayyar, Gary Brown, Mark Hastings, Antonio Molestina, David A. Shotland and Joyce Burns share voting and dispositive power over the shares held by CIBC WMC, Inc. These individuals disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein. The principal address of CIBC WMC, Inc. is 425 Lexington Avenue, 9th Floor, New York, NY 10017.

(3)
Amounts shown to reflect the aggregate beneficial ownership of GS Mezzanine Partners II, LP, GS Mezzanine Partners II Offshore, LP and Stone Street Fund 2000, LP (collectively, the "GS Funds"). Affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner of the GS Funds. Goldman, Sachs & Co. is the investment manager for certain of the GS Funds. Each of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the common shares owned by the GS Funds, except to the extent of their pecuniary interest therein, if any. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the GS Funds share voting power and investment power with certain of their respective affiliates. Goldman, Sachs & Co. is a direct and indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc. The address for the GS Funds and their affiliates is 85 Broad Street, 10th Floor, New York, NY 10004.

(4)
Does not reflect options to acquire 878.793 shares of Class A preferred stock.

(5)
Does not reflect options to acquire 131.748 shares of Class A preferred stock.

(6)
Does not reflect options to acquire 87.9 shares of Class A preferred stock.

(7)
Mr. Brown is a member of the investment committee of Code Hennessy & Simmons LLC, the general partner of CHS Management IV LP, which in turn is the general partner of CHS Associates IV and Code Hennessy & Simmons IV LP. Mr. Brown may be deemed to beneficially own the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV, but disclaims beneficial ownership of the share in which he does not have a pecuniary interest. Mr. Brown's address is Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(8)
Mr. Code is a member of the investment committee of Code Hennessy & Simmons LLC, the general partner of CHS Management IV LP, which in turn is the general partner of CHS Associates IV and Code Hennessy & Simmons IV LP. Mr. Code may be deemed to beneficially own the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV, but disclaims beneficial ownership of the share in which he does not have a pecuniary interest. Mr. Code's address is Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

(9)
Mr. Formolo is a member of the investment committee of Code Hennessy & Simmons LLC, the general partner of CHS Management IV LP, which in turn is the general partner of CHS Associates IV and Code Hennessy & Simmons IV LP. Mr. Formolo may be deemed to beneficially own the shares owned by Code Hennessy & Simmons IV LP and CHS Associates IV, but disclaims beneficial ownership of the share in which he does not have a pecuniary interest. Mr. Formolo's address is Code Hennessy & Simmons LLC, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Purchase Agreement

              In August 2002, CHS Group and management formed Otis Spunkmeyer Holdings, Inc., which then acquired all of the stock of Otis Spunkmeyer, Inc. The acquisition was financed with $110.3 million of borrowings under our senior secured credit facilities, the issuance by Otis Spunkmeyer, Inc. of the 18.5% senior subordinated notes due December 2011, the issuance by Otis Spunkmeyer Holding, Inc. of the 19.5% senior unsecured subordinated notes due August 2010 and $103.2 million of equity contributions by CHS Group, certain other stockholders and certain members of senior management.

              At closing, we issued $47.6 million of our Class A preferred stock and $44.6 million of our common stock to CHS Group and other stockholders, other than management, in exchange for cash under a stock purchase agreement. We also issued $3.0 million of our non-voting common stock to one of our stockholders who is subject to bank holding company regulations which limit the number of voting shares it may own. The stock purchase agreement requires us to provide financial statements and other information about our business to the purchasers of our stock under that agreement. Those requirements will terminate upon the completion of this offering.

Stockholders Agreement

              In connection with our 2002 acquisition, we entered into a stockholders agreement substantially all of our other stockholders, including affiliates of CHS Group. The agreement governs the size and composition of our board of directors and board committees. The agreement also generally restricts the transfer of shares of common stock and granted certain stockholders rights of first refusal in connection with any proposed transfer by other stockholders and upon an issuance of new securities by us, subject to certain exceptions. The agreement governs the sale of the Company. All of those provisions terminate upon the completion of this offering.

Executive Securities Agreement

              In connection with our 2002 acquisition, we issued $0.75 million of our Class A preferred stock and $0.75 million of common stock, as well as options to purchase our Class A preferred stock and common stock, to certain employees, including John Schiavo, Ahmad Hamade and Stephen Ricks, in exchange for the contribution of $1.5 million of stock of Otis Spunkmeyer, Inc., and $4.6 million of in-the-money options to purchase Otis Spunkmeyer, Inc. stock, under separate executive securities agreements. In 2003, we issued $50,000 of our Class A preferred stock and $50,000 of our common stock to Gerald Reardon, in exchange for a promissory note secured by such stock, under an executive securities agreement. In connection with this offering, Mr. Reardon will repay in full all amounts owed under his promissory note. The agreements apply to any shares of our stock that the employees own or acquire, including shares issued upon the exercise of options. All of the agreements, including the agreements with John Schiavo, Gerald Reardon, Ahmad Hamade and Stephen Ricks, contain restrictions on the transfer of shares in the open market during the first five years after the date of this offering. During the first two years after this offering, the agreements permit employees to sell a percentage of their shares equal to or less than the percentage of CHS Group shares sold by CHS Group during the same two years. During the third and fourth years after this offering, the agreements permit employees to sell a percentage of their shares equal to the greater of (i) 30% and (ii) the percentage of CHS Group shares sold by CHS Group during each respective 12 month period. During the fifth year after this offering, the agreements permit employees to sell a percentage of their shares equal to (i) 40% and (ii) the percentage of CHS Group shares sold by CHS Group during such 12 month period. Employees may be permitted to sell a lower number of shares due to lock-up agreements with the underwriters.

Registration Agreement

              In connection with our 2002 acquisition, we entered into a registration agreement with CHS Group and certain other stockholders, including John Schiavo, Ahmad Hamade, and Stephen Ricks. In 2003, Gerald Reardon joined that registration agreement when we issued Class A preferred stock and common stock to him. The agreement entitles the holders of a majority of CHS Group's securities to request an unlimited number of registrations on Form S-1 or any similar long-form registration statement and an unlimited number of registrations, if available, on Form S-2 or S-3 or any similar short-form registration statement. The agreement prohibits us from granting other registration rights with respect to our equity securities without the prior written consent of the holders of a majority of the CHS Group's securities. The registration agreement grants piggyback registration rights with respect to all other registrations proposed by us (except for demand registrations or registrations on a Form S-4, S-8 or successor forms), with some restrictions. We will pay all expenses related to demand and piggyback registrations.

              The registration agreement also provides for us and our stockholders to be prohibited from selling additional securities in the periods surrounding certain registered public offerings. We have also agreed to indemnify the parties to the agreement in connection with all registrations pursuant to this agreement against liabilities under the Securities Act.

              For additional information on the Registration Agreement, see the section of this prospectus entitled "Description of Capital Stock."

Management Agreement

              In connection with our 2002 acquisition, our subsidiary Otis Spunkmeyer, Inc., entered into a management agreement with CHS Management IV LP, a Delaware limited partnership affiliated with CHS Group. In this agreement, Otis Spunkmeyer, Inc. engaged CHS Management IV LP as a financial and management consultant. Otis Spunkmeyer, Inc. pays a monthly fee of $83,333.33 for such services. Under the terms of this agreement, Otis Spunkmeyer, Inc. paid $4,125,731 to CHS Management IV LP for services rendered in connection with the 2002 acquisition. This management agreement with CHS Management IV LP will be terminated upon completion of this offering.

Employee Notes Receivables

              As of July 1, 2006, we have an outstanding note receivable in the amount of $116,000 from our employee and stockholder, Gerald P. Reardon. The interest rate on this note is 4.79% and interest in the amount of $5,171 accrued in 2005. As of December 31, 2005 and December 25, 2004, $113,000 and $108,000, respectively, was outstanding on Mr. Reardon's note. The note is full recourse, collateralized by Mr. Reardon's stock in the Company and due one year and one day after the exercise of stock options by Mr. Reardon. We also had an outstanding note receivable in the amount of $331,000 as of December 25, 2004 from Stephen Morlock, our former employee and current stockholder. The rate of interest on this note was 1.71%, the applicable federal rate of interest at the time the note was issued, and in April 2005, Mr. Morlock repaid such note in full.

DESCRIPTION OF CAPITAL STOCK

General Matters

              Prior to this offering, we had common stock (voting and non-voting) and Class A preferred stock outstanding. As described in "Use of Proceeds," a portion of the proceeds from this offering will be used to redeem all outstanding shares of Class A preferred stock that are not converted into shares of common stock upon completion of this offering. As of July 1, 2006, after giving effect to this redemption and the amendment to our certificate of incorporation described below, we had 49,851,006 shares of voting common stock outstanding held by 25 holders of record.

              Pursuant to our amended and restated certificate of incorporation, following this offering, our authorized capital stock will consist of                        shares, each with a par value of $0.01 per share, of which:

  •
  shares will be designated as voting common stock,            shares of which will be outstanding as of the consummation of the offering;

  •
  shares will be designated as non-voting common stock,             shares of which will be outstanding as of the consummation of this offering; and

  •
  shares will be designated as preferred stock.

All of our existing stock is, and the shares of common stock being offered by us in the offering will be, upon payment therefor, validly issued, fully paid and nonassessable.

New Common Stock

              Set forth below is a brief discussion of the principal terms of our common stock:

    Dividend Rights

              Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy."

    Voting Rights

              Each outstanding share of voting common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Our non-voting common stock will not have voting rights.

    Preemptive or Similar Rights

              Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

    Right to Receive Liquidation Distributions

              Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

    Listing

              We have applied to include our voting common stock for trading on the Nasdaq Global Market under the symbol "OTIS."

Serial Preferred Stock

              Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

              We entered into a registration rights agreement pursuant to which we have agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. This agreement provides some stockholders with the right to require us to register common stock owned by them and other stockholders who are parties to the agreement, and provides stockholders who are parties to the agreement with the right to include common stock owned by them in a registration statement under most other circumstances.

    Demand Rights

              The holders of a majority of the shares of common stock issued to CHS Group as part of our 2002 acquisition (the "CHS Group Securities"), acting as a single group, have the right to require us to register 37,459,852 shares under the Securities Act. We call the right to require us to register the CHS Group Securities a demand right, and the resulting registration a demand registration. CHS Group may make an unlimited number of such demands for registration on Form S-1 or, if available to us, on Form S-3. Holders of piggyback rights, described below, may include shares they own in a demand registration.

    Piggyback Rights

              A larger group of stockholders can request to participate in, or "piggyback" on, registrations of any of our securities for sale by us or by a third party, including this offering. We call this right a piggyback right, and the resulting registration a piggyback registration. The piggyback right applies to the following shares:

  •
  the CHS Group Securities; and

  •
  9,391,154 shares of our common stock held by the other parties to the registration rights agreement, including John Schiavo, Ahmad Hamade, Stephen Ricks and Gerald Reardon.

              The piggyback right applies to any registration other than, among other things, a demand registration or a registration on Form S-4 or S-8.

Conditions and Limitations; Expenses

              The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances.

              We are not required to make a demand registration on Form S-1 within six months of a prior demand registration on Form S-1. In addition, holders of securities with registration rights may not make any public sale of our equity securities (including sales under Rule 144) during a period that begins seven days before the effectiveness of a registration statement and that ends, in the case of our initial public offering, 180 days after effectiveness, and, in any other underwritten offering in which registration rights were exercised, 90 days after effectiveness. In either case, the managing underwriters for the relevant offering may agree to shorten this period. The underwriters in any demand registration, and in any piggyback registration that is underwritten, will be selected by the holders of a majority of the registrable shares that are included in the registration.

              Other than underwriting discounts and commissions and brokers' commissions, we will pay all registration expenses in connection with a registration, as well as reasonable (or otherwise limited) fees for legal counsel to the stockholders with registration rights.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

              Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the board of directors.

              These provisions include:

    Action by Written Consent; Special Meetings of Stockholders

              Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

    Advance Notice Procedures

              Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

    Super-Majority Approval Requirements

              The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

    Authorized but Unissued Shares

              Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

              Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

              Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

              American Stock Transfer & Trust Company will be appointed as the transfer agent and registrar for our common stock upon completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. Upon completion of the offering there will be    shares of common stock outstanding, excluding approximately    shares of common stock underlying outstanding stock options and rights (and assuming exercise of the underwriters' option to purchase up to an additional            million shares. Of these shares, the                        shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (unless held or acquired by an "affiliate," as that term is defined in Rule 144). The remaining shares of common stock available for future sale will be "restricted securities" within the meaning of Rule 144. Of these restricted securities,        shares will be freely transferable under Rule 144(k) and the remainder will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

Lock-Up Agreements

              In connection with this offering, we, our executive officers, directors and stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. This 180-day period is subject to extension as described under "Underwriting."

Rule 144

              In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately                        shares after the closing of this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

              Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

              Under paragraph (k) of Rule 144, persons who are not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

              In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Options

              As of July 1, 2006, employee stock options to purchase and rights with respect to a total of approximately 5,809,814 shares of common stock were outstanding, including 443,129 options granted to our employees as of June 2, 2006 under the 2002 Stock Option Plan. We do not intend to grant further options under the 2002 Stock Option Plan or the 2002 Rollover Plan. We may grant options in the future under our 2006 Equity Incentive Plan. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plan. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, except that any shares purchased by "affiliates," as that term is defined in Rule 144, would be subject to limitations and restrictions that are described above. For a discussion of key terms of the Company's equity incentive plan and stock option plans, see "Management—Benefit Plans."

Registration Rights

              Beginning 180 days after the date of this offering, holders of approximately    restricted shares of our common stock will be entitled to registration rights described above. For more detailed information regarding these registration rights, see "Certain Relationships and Related Party Transactions—Registration Agreement." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by "affiliates," as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON U.S. HOLDERS OF OUR COMMON STOCK

              The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws including, but not limited to:

  •
  dealers in securities or currencies;

  •
  financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt entities;

  •
  insurance companies;

  •
  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  persons liable for alternative minimum tax;

  •
  U.S. expatriates;

  •
  partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

  •
  U.S. Holders (as defined below).

              Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service, or the IRS, with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

              For purposes of this summary, a "U.S. Holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

  •
  a citizen or an individual resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust,

    or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

              If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

              If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

              The following discussion applies only to Non-U.S. Holders. A "Non-U.S. Holder" is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a "controlled foreign corporation" or a "passive foreign investment company", or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax consequences that may be relevant to them.

IRS Circular 230 Disclosure

              To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this registration statement (including any attachments or exhibits) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax-related penalties under the U.S. Internal Revenue Code. The tax advice contained in this registration statement (including any attachments or exhibits) was written to support the promotion or marketing of the transaction(s) or matter(s) addressed by the registration statement. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Dividends

              Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States, or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States, are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a "qualified intermediary"), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

              If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  •
  Sale, Exchange or Other Taxable Disposition of Common Stock

              You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States, or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States;

  •
  if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a "tax home" in the United States; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

              If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition at applicable graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain at applicable graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

              We do not believe that we qualify as a "United States real property holding corporation" for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interest, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a United States real property holding corporation and you are a holder of greater than 5% of the total fair market value of our common stock, you should consult your tax advisor.

U.S. Federal Estate Tax

              Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

              You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S. Related Person, they will not be subject to backup withholding or information reporting; and

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

              In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

              Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C.

Total

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                  per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                  per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters and selling stockholders of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses to Otis Spunkmeyer	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

              The total expenses of the offering, not including the underwriting discount, are estimated at $                  and are payable by us.

Over-allotment Option

              The selling stockholders have granted an option to the underwriters to purchase up to            additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the public offering price, up to             shares for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers, directors and stockholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  otherwise dispose of or transfer any common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. This lock-up provision does not apply to reserved shares purchased by individuals who were not stockholders of Otis Spunkmeyer prior to this offering.

Quotation on the Nasdaq

              We have applied to list the shares on the Nasdaq Global Market under the symbol "OTIS." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no established public trading market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our past and present operations, and the prospects for, and timing of our future revenue;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

NASD Regulations

              Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. act as lenders to us under our credit facilities. The terms of the credit facilities are described under "Liquidity and Capital Resources." Since the net proceeds of this offering may initially be used by us to reduce the outstanding balance under our credit facilities, those affiliates may individually receive over 10% of the net proceeds of this offering. Because these underwriters may receive more than 10% of entire net proceeds in this offering, such underwriters may be deemed to have a conflict of interest under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. Rule 2720 requires that the initial public offering price can be no higher than recommended by a "qualified independent underwriter" as defined by the NASD.    will serve in that capacity and has performed due diligence investigation and reviewed and participated in the preparation of the registration statement of which this prospectus form a part.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the representative makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking or other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

              The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are limited partners in a general partnership that owns shares of our preferred and common stock and/or limited partners in a general partnership that is an investor in Code Hennessy & Simmons IV LP, which owns shares of our common stock. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Code Hennessy & Simmons LLC and certain of its affiliates in connection with certain legal matters. The underwriters are represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

              The financial statements of the Company as of December 25, 2004 and December 31, 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's restatement of its financial statements as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

              The financial statements of Merkel-McDonald, Inc. dba The Chippery as of September 29, 2005 and for the period from January 1, 2005 to September 29, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

              Upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 100 "F" Street, N.E., Room 1580 Washington, D.C. 20002. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet website at http://www.sec.gov. After the offering, we expect to provide annual reports to our stockholders that include financial information reported on by our independent public accountants.

              We have filed a registration statement on Form S-1 with the SEC. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Otis Spunkmeyer, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Otis Spunkmeyer Holdings, Inc. Consolidated Financial Statements

Audited Consolidated Financial Statements and Financial Statement Schedule
Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule	F-36
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets	F-37
Condensed Consolidated Statements of Operations	F-38
Condensed Consolidated Statements of Cash Flows	F-39
Notes to Unaudited Condensed Consolidated Financial Statements	F-40
Merkel-McDonald, Inc. dba The Chippery
Audited Consolidated Financial Statements
Report of PricewaterhouseCoopers LLP, Independent Auditors	F-51
Balance Sheet	F-52
Statement of Operations	F-53
Statement of Stockholders' Deficit	F-54
Statement of Cash Flows	F-55
Notes to Financial Statements	F-56

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Otis Spunkmeyer Holdings, Inc.:

              In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Otis Spunkmeyer Holdings, Inc. and its subsidiaries ("Company") at December 31, 2005 and December 25, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              As discussed in Note 3 to the consolidated financial statements, the Company has restated its consolidated balance sheets at December 31, 2005 and December 25, 2004 and related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
March 27, 2006, except for Note 3,
for which the date is June 19, 2006,
and Note 19, for which the date is September 1, 2006

Otis Spunkmeyer Holdings, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2005	December 25, 2004
	(as restated)*	(as restated)*
Assets
Current assets
Cash and cash equivalents	$7,887	$17,982
Accounts receivable—trade, net	43,672	42,550
Inventory	30,454	22,144
Prepaid expenses and other current assets	5,426	6,020
Current deferred tax assets	1,169	1,149

Total current assets	88,608	89,845
Property and equipment, net	31,312	26,533
Other assets	740	713
Debt issuance costs	4,047	3,501
Other intangibles, net	74,083	65,505
Goodwill	185,784	167,143

Total assets	$384,574	$353,240

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$9,612	$7,763
Book overdraft	3,641	4,163
Accrued payroll and payroll taxes	5,808	4,766
Accrued liabilities	23,823	19,567
Current portion of capitalized lease obligation	244	—
Current portion of senior term loan	1,700	1,500

Total current liabilities	44,828	37,759
Long-term deferred tax liability	24,813	27,344
Capitalized lease obligation, less current portion	1,184	—
Senior term loan, less current portion	168,300	148,125
Senior subordinated notes payable	44,656	44,656
Other liabilities	3,260	2,066

	287,041	259,950

Commitments and contingencies (Note 18)
Redeemable preferred stock
Class A, $0.01 par value, 100,000 shares authorized, 49,697 and 49,860 shares issued and outstanding as of December 31, 2005 and December 25, 2004, respectively (aggregate liquidation preference $77,409 and $68,103, respectively)	77,171	67,970
Stockholders' equity
Common stock
Voting and Nonvoting common stock, $0.01 par value, 63,000,000 shares authorized, 49,870,074 and 49,892,302 shares issued and outstanding as of December 31, 2005 and December 25, 2004, respectively	499	499
Additional paid-in capital	24,209	34,569
Accumulated deficit	(4,371)	(9,758)
Notes receivable from stockholders	(113)	(439)
Accumulated other comprehensive income	138	449

Total stockholders' equity	20,362	25,320

Total liabilities and stockholders' equity	$384,574	$353,240

*
See Note 3 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Year Ended December 31, 2005 (53 Weeks)	Year Ended December 25, 2004 (52 Weeks)	Year Ended December 27, 2003 (52 Weeks)
	(as restated)*	(as restated)*	(as restated)*
Net sales	$336,250	$305,142	$272,892
Cost of goods sold	248,089	226,061	205,729

Gross profit	88,161	79,081	67,163

Costs and expenses
Selling	34,726	31,511	28,316
General and administrative	17,171	14,907	15,130
Related party management fees	1,005	1,033	1,026
Amortization of intangibles	6,122	6,305	6,305

Total costs and expenses	59,024	53,756	50,777

Operating income	29,137	25,325	16,386
Interest expense, net	(19,524)	(28,988)	(23,534)
Gain (loss) on foreign currency transactions and forward contracts, net	(32)	(626)	(1,026)

Income (loss) before provision (benefit) for income taxes	9,581	(4,289)	(8,174)
Income tax provision (benefit)	4,194	(1,248)	(3,106)

Net income (loss)	5,387	(3,041)	(5,068)
Preferred stock dividends	(9,987)	(9,371)	(7,220)

Net loss available to common stockholders	$(4,600)	$(12,412)	$(12,288)

Basic and diluted net loss per share	$(.09)	$(.25)	$(.25)

Weighted average shares, basic and diluted	49,922	49,683	49,449

Supplemental pro forma net income per share (unaudited) (see Note 2)
Basic	$—
Diluted	$—
Weighted-average number of shares used in calculating supplemental pro forma net income per share (unaudited) (see Note 2)
Basic
Diluted

*
See Note 3 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Voting and Non-voting Common Stock
						Accumulated Other Comprehensive Income
			Additional Paid-in Capital	Accumulated Deficit	Notes Receivable— Stockholders
	Shares	Amount					Total
Balance, December 28, 2002 (as previously reported)	49,417	$493	$50,919	$(607)	—	$107	50,912
Adjustment to correct error*	—	—	—	(1,042)	—	—	(1,042)
Balance, December 28, 2002 (as restated)*	49,417	$493	$50,919	$(1,649)	$—	$107	$49,870
Exercise of rollover common stock options	50	—	12	—	—	—	12
Issuance of common stock	50	—	50	—	—	—	50
Repurchase and retirement of common stock	(50)	—	(50)	—	—	—	(50)
Accrual of Class A redeemable preferred stock dividends	—	—	(7,220)	—	—	—	(7,220)
Comprehensive loss
Net loss, as restated	—	—	—	(5,068)	—	—	(5,068)
Currency translation adjustment	—	—	—	—	—	243	243

Comprehensive loss							(4,825)

Balance, December 27, 2003 (as restated)*	49,467	493	43,711	(6,717)	—	350	37,837
Exercise of rollover common stock options	300	4	91	—	—	—	95
Issuance of common stock	125	2	124	—	—	—	126
Tax benefit from exercise of common stock options	—	—	14	—	—	—	14
Accrual of Class A redeemable preferred stock dividends	—	—	(9,371)	—	—	—	(9,371)
Notes receivable from stockholders	—	—	—	—	(439)	—	(439)
Comprehensive loss
Net loss, as restated	—	—	—	(3,041)	—	—	(3,041)
Currency translation adjustments	—	—	—	—	—	99	99

Comprehensive loss							(2,942)

Balance, December 25, 2004 (as restated)*	49,892	499	34,569	(9,758)	(439)	449	25,320
Exercise of rollover common stock options	278	3	62	—	—	—	65
Repurchase and retirement of common stock	(300)	(3)	(494)	—	—	—	(497)
Tax benefit from exercise of common stock options	—	—	59	—	—	—	59
Accrual of Class A redeemable preferred stock dividends	—	—	(9,987)	—	—	—	(9,987)
Settlement of notes receivables—stockholders	—	—	—	—	326	—	326
Comprehensive income
Net income, as restated	—	—	—	5,387	—		5,387
Currency translation adjustments	—	—	—	—	—	(311)	(311)

Comprehensive income							5,076

Balance, December 31, 2005 (as restated)*	49,870	$499	$24,209	$(4,371)	$(113)	$138	$20,362

*
See Note 3 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2005 (53 Weeks)	Year Ended December 25, 2004 (52 Weeks)	Year Ended December 27, 2003 (52 Weeks)
	(as restated)*	(as restated)*	(as restated)*
Cash flows from operating activities
Net income (loss)	$5,387	$(3,041)	$(5,068)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	9,949	10,703	12,597
Amortization of other intangibles	6,122	6,305	6,305
Amortization of debt issuance costs	594	3,978	1,004
Amortization of debt discount	—	1,738	338
Unrealized (gain) loss on foreign exchange contracts, net	(257)	574	737
Reclassification of loss on settlement of foreign exchange contracts to financing activities	671	459	237
Accrued but unpaid interest	—	5,549	10,155
(Gain) loss on sale of plant and equipment	(65)	(3)	13
Deferred income taxes	(2,452)	(3,387)	(2,863)
Changes in assets and liabilities, net of business acquisitions
Accounts receivable—trade, net	1,615	(5,775)	(4,755)
Inventory	(4,707)	1,701	(1,849)
Prepaid expenses and other current assets	1,187	1,035	1,530
Other assets	(39)	(312)	75
Accounts payable	(2,586)	1,414	399
Book overdraft	(522)	3,308	(4,570)
Accrued payroll and payroll taxes	726	1,189	574
Accrued liabilities	3,517	1,671	3,220
Other liabilities	78	833	(58)

Net cash flows provided by operating activities	19,218	27,939	18,021

Cash flows from investing activities
Purchase of property and equipment	(9,427)	(9,016)	(6,820)
Proceeds from sale of property and equipment	177	28	49
Settlement of contingencies from prior acquisitions	(453)	(3,085)	—
Acquisition of Chippery, net of cash acquired	(37,105)	—	—

Net cash flows used in investing activities	(46,808)	(12,073)	(6,771)

Cash flows from financing activities
Payments under capital lease obligation	(427)	—	—
Payments under revolving line of credit	—	—	(5,090)
Payments under senior term loan	(17,652)	(105,285)	—
Payments under senior bank note payable	—	(49,404)	—
Proceeds from senior term loan	38,027	150,000	—
Issuance of Class A redeemable preferred stock	—	125	50
Issuance of common stock	—	125	50
Exercise of rollover Class A redeemable preferred stock options	65	94	12
Exercise of rollover common stock options	65	95	12
Repurchase and retirement of Class A redeemable preferred stock	(316)	—	(50)
Repurchase and retirement of common stock	(290)	—	(50)
Payment of Class A redeemable preferred stock cash dividends	(163)	—	—
Issuance of notes receivable to stockholders	—	(439)	—
Debt issuance costs	(1,140)	(1,897)	—
Cash flows upon settlement of foreign exchange contracts	(671)	(459)	(237)

Net cash flows provided by (used in) financing activities	17,498	(7,045)	(5,303)

Effect of exchange rate changes on cash and cash equivalents	(3)	(133)	160

Net change in cash and cash equivalents	(10,095)	8,688	6,107
Cash and cash equivalents at beginning of period	17,982	9,294	3,187

Cash and cash equivalents at end of period	$7,887	$17,982	$9,294

Supplemental cash flow information
Interest paid	$19,576	$21,047	$11,346
Income taxes paid, net of refunds	5,052	1,046	115
Non-cash investing and financing activities
Accrued preferred stock dividends	9,987	9,371	7,220
Settlement of notes receivable from stockholders by repurchase of stock	326	—	—
Non-monetary exchange of accrued interest payable for long-term debt		(5,549)	(10,155)

*
See Note 3 to the consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.

Notes to Consolidated Financial Statements

1.     The Company

              Otis Spunkmeyer Holdings, Inc. ("the Company") was incorporated in Delaware in May 2002 to acquire all of the stock of Otis Spunkmeyer,  Inc. The Company's wholly-owned subsidiary, Otis Spunkmeyer, Inc., is a manufacturer and wholesale distributor of gourmet food products. Revenues are generated primarily from the sale of frozen cookie dough, muffins, and other baked goods to the food service, retail convenience and supermarket industries throughout the United States, United Kingdom and Canada.

2.     Summary of Significant Accounting Policies

    Principles of Consolidation

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of intercompany balances and transactions.

    Fiscal Year

              The Company follows a 52- or 53-week year convention ending on the last Saturday in December. The fiscal years ended December 31, 2005, December 25, 2004, and December 27, 2003, consisted of 53, 52, and 52 weeks, respectively.

    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates include revenue discounts, direct and indirect customer rebates and promotional spending, the recoverability of accounts receivable, deferred taxes, valuation of inventory, valuation of derivatives, depreciation and amortization periods, and impairment of long-lived assets, including other intangibles, and goodwill. Actual results could differ from those estimates.

    Revenue Recognition

              The Company applies the provisions of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides for disclosure related to revenue recognition policies. The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. The title and risk of loss passes to the Company's customers upon shipment of products to the customers. The Company records reductions to sales for estimated returns, discounts, direct and indirect customer rebates and promotional spending. Returns for all periods presented were not significant. Reductions to sales for estimated discounts, direct and indirect customer rebates and promotional spending are primarily based on specific terms and historical experience. The Company accrues for reductions to sales for indirect customer rebates primarily based on estimated quantities shipped because shipments to indirect customers are unknown until reported to the Company. Other discounts are deducted directly from the amount invoiced to the Company's customer when products are shipped to the customer.

    Shipping and Handling Costs

              The Company classifies shipping and handling costs related to product sales as cost of goods sold.

    Cash and Cash Equivalents

              The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value, plus accrued interest.

    Concentration of Credit Risk and Significant Customers

              The Company performs ongoing credit evaluations of its customers, does not require collateral and maintains allowances for probable credit losses on customer accounts when deemed necessary. For the fiscal year ended December 31, 2005, one customer accounted for 14% of gross sales, and two customers accounted for 30% of accounts receivable at December 31, 2005. For the fiscal year ended December 25, 2004, one customer accounted for 12% of gross sales, and two customers accounted for 26% of accounts receivable at December 25, 2004. For the fiscal year ended December 27, 2003, one customer accounted for 12% of gross sales.

              As of December 31, 2005, the Company holds various demand deposits and short-term investments across various banks and investment firms, of which certain balances exceed the Federal Deposit Insurance Corporation's insured limit of $100,000. The Company is cognizant that cash balances are exposed to credit risks, and endeavors to mitigate such risks.

    Accounts Receivable and Allowance for Doubtful Accounts

              Accounts receivable are recorded at net realizable value and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the existing accounts receivable pool. The Company determines the allowance based on several factors, such as age of receivables and status of the financial condition of customers. Past due balances over 60 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when management believes it is probable the receivable will not be collected. The Company does not have any off-balance-sheet credit exposure related to its customers.

    Inventory

              Inventory, consisting primarily of cookie dough and muffins, is stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. Cost of goods sold includes raw materials, labor, manufacturing overhead, including depreciation, rent, and certain warehouse and distribution costs.

    Property and Equipment

              Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the assets' estimated useful lives, which range from two to fifteen years. Gains and losses from dispositions of property and equipment are included in general and administrative expenses.

Estimated Useful Life
Manufacturing equipment	15 years
Other machinery and equipment	2-12 years
Computer hardware and software	3-5 years
Furniture and fixtures	5 years
Vehicles	2-7 years
Leasehold improvements	Shorter of useful life or the remaining lease term

    Impairment of Long-Lived Assets

              The Company reviews long-lived assets, including property and equipment and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of impairment is based on the estimated undiscounted future cash flows of the asset compared with the carrying value of the asset. If the undiscounted future cash flows for an asset are less than the carrying value, a write-down will be recorded; measured by the amount of the difference between the carrying value and the fair value of the asset. Assets to be disposed of are recorded at the lower of the carrying value or fair value less costs to sell. Such assets are not depreciated while held for sale. The Company did not have any long-lived assets held for sale at December 31, 2005 or December 25, 2004.

    Derivative Financial Instruments

              The Company accounts for derivative instruments and hedging activities in accordance with Statement of Financial Accounting Standards ("SFAS") SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In conformity with SFAS No. 133, all derivative instruments are recognized as either assets or liabilities and are measured at fair value. Derivative instruments expected to settle within 12 months are recorded in either Prepaids and other current assets or Accrued liabilities on the consolidated balance sheets. Derivative instruments expected to settle beyond 12 months are recorded as Other assets or Other liabilities on the consolidated balance sheets. Because the Company's derivative instruments do not qualify for hedge accounting under SFAS No. 133, subsequent changes in fair value, as well as gains and losses realized upon settlements, are recorded in the consolidated statements of operations as gains (losses) from derivative financial instruments, net (see Note 17). Because certain foreign currency forward contracts allow the Company to incorporate contract settlement gains and losses into a new contract rather than physically settling the cash, these contracts have a fair value at inception. Accordingly, the cash flows upon settlement from these transactions are recorded as financing activities in the consolidated statements of cash flows.

    Goodwill and Purchased Indefinite-lived Intangible Assets

              The Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142 Goodwill and Other Intangible Assets, on January 1, 2002 with respect to new and existing goodwill and purchased intangible assets with an indefinite life. The Company, which has three reporting units, evaluates goodwill and purchased intangible assets with an indefinite life for impairment at least on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future cash flow. The Company completed the annual test for impairment of goodwill and purchased intangible assets with an indefinite life as required by SFAS No. 142 and has determined that no impairments existed at December 31, 2005 and December 25, 2004.

    Non Compete Covenants

              Covenants not to compete are amortized using the straight-line method over the terms of the respective covenants. The covenants acquired in 2002 and 2005 are being amortized over three and five years, respectively.

    Customer Relationships

              Customer relationships are amortized using the straight-line method over their estimated useful lives. The customer relationships acquired in 2002 and 2005 are being amortized over seven and one half years and twenty years, respectively.

    Trademarks

              The trademarks acquired in 2002 are considered to have an indefinite useful life and are not being amortized. The trademarks acquired in 2005 are being amortized, using the straight-line method, over their estimated useful lives of five years because the Company intends to phase out the use of the trademark over such a period of time.

    Foreign Currency Translation

              The Company's functional currency is the U.S. dollar. The functional currencies of the Company's English and Canadian subsidiaries are the pound sterling and Canadian dollar, respectively. Accordingly, the net assets of the subsidiaries are translated into U.S. dollars at year-end rates while revenue and expense accounts are translated using average exchange rates during the year. Adjustments resulting from these translations are reflected in the stockholders' equity section of the consolidated balance sheets as accumulated other comprehensive income. Net transaction gains for the fiscal years ended 2005, 2004 and 2003 were $310,261, $407,377, and $172,535, respectively and are included in Gain (loss) on foreign currency transactions and forward contracts, net in the accompanying consolidated statements of operations.

    Debt Issuance Costs

              Debt issuance costs are amortized on a straight-line basis over the terms of the related debt, which approximates the effective interest method.

    Advertising Expense

              The Company sells primarily to foodservice customers. Therefore, third-party advertising expense is not material and the Company has no prepaid advertising expense at December 31, 2005 and December 25, 2004.

    Fair Value of Financial Instruments

              The carrying value of the Company's long-term debt as of December 31, 2005 and December 25, 2004 was $214,656,000 and $194,281,000, respectively. The estimated fair values of the Company's long-term debt were $217,058,000 and $198,759,000, respectively, estimated using the borrowing rates currently available to the Company for long-term debt with similar terms and maturities. The carrying value of the Company's short-term financial instruments, such as accounts receivable and accounts payable, approximate their fair values, based on the short-term nature of these instruments.

    Income Taxes

              The Company follows the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes, to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. The Company records deferred tax assets and liabilities and evaluates the need for valuation allowances to reduce the deferred tax assets to estimated realizable amounts. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

    Stock-Based Compensation

              In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), Share-based Payments, which replaces SFAS No. 123, Accounting for Stock-based Compensation, and supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R), requires compensation cost relating to share-based payment transactions be recognized in the financial statements. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements. The Company currently measures compensation costs related to share-based payments under APB No. 25, as allowed by SFAS No 123, and provides disclosure in the notes to financial statements as required by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. The Company is required to adopt SFAS No. 123(R) effective January 1, 2006. The Company is currently in the process of evaluating the expected impact of SFAS No. 123(R) on its financial statements.

              The Company accounts for employee stock options using the intrinsic value method of accounting. No stock-based compensation cost is reflected in the Consolidated Statements of Operations, as all options granted under the stock option plans have an exercise price equal to the estimated market value of the underlying stock on the date of grant.

              The Company used the minimum value option pricing model to estimate the fair value per share of options granted during the years ended December 31, 2005, December 25, 2004 and December 27, 2003. The assumptions used to compute compensation expense in the pro forma presentation below and to estimate the weighted-average fair market value per share of options granted are as follows:

	Year Ended December 31, 2005	Year Ended December 25, 2004	Year Ended December 27, 2003
Risk-free interest rate	4.26%	4.06%	3.32%
Dividend yield	0.00%	0.00%	0.00%
Expected term	7 years	7 years	7 years
Weighted average fair market value	$0.40	$0.39	$0.21

              The following table illustrates the effect on net loss as if the fair-value-based method had been applied to the years ended December 31, 2005, December 25, 2004 and December 27, 2003 (in thousands):

	As Restated
	Year Ended December 31, 2005	Year Ended December 25, 2004	Year Ended December 27, 2003
Net loss available to common stockholders	$(4,600)	$(12,412)	$(12,288)
Stock-based employee compensation expense determined under fair-value method, net of tax	(107)	(63)	(39)

Pro forma net loss available to common stockholders	$(4,707)	$(12,475)	$(12,327)

Basic and diluted net loss per share available to common stockholders	$(.09)	$(.25)	$(.25)
Pro forma basic and diluted net loss per share available to common stockholders	$(.09)	$(.25)	$(.25)

    Net Loss per Common Share

              Net loss per share has been computed in accordance with SFAS No. 128, Earnings per Share, which requires a dual presentation of basic and diluted earnings per share ("EPS"). Basic EPS is computed by dividing net income (loss) for the period available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common shares had been converted into common shares. Diluted EPS is calculated by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding, adjusted for the effect of all potential dilutive securities outstanding during the period.

              The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	As Restated
	Year Ended December 31, 2005	Year Ended December 25, 2004	Year Ended December 27, 2003
Net loss per common share—Basic:
Net loss available to common stockholders	$(4,600)	$(12,412)	$(12,288)

Weighted-average shares outstanding	49,922	49,683	49,449

Basic per share amount	$(.09)	$(.25)	$(.25)

Net loss per common share—Diluted:
Net loss available to common stockholders	$(4,600)	$(12,412)	$(12,288)

Weighted-average shares outstanding	49,922	49,683	49,449

Dilutive options	—	—	—

Total diluted shares	49,922	49,683	49,449

Diluted per share amount	$(.09)	$(.25)	$(.25)

              Potentially dilutive options to purchase 5,262,000, 5,325,000 and 5,736,000 shares of common stock in fiscal 2005, 2004 and 2003, respectively, were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to net losses.

    Initial Public Offering and Unaudited Supplemental Pro Forma Income per Share

              The Company has authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the sale of shares of the Company's common stock in a proposed initial public offering ("IPO"). In connection with the proposed IPO, the Company expects all outstanding preferred stock rollover options to be exercised for Class A Redeemable Preferred Stock, and intends to redeem the Class A Redeemable Preferred Stock that is not converted into shares of common stock upon completion of this offering and repay the 18.5% senior subordinated notes due 2011 using part of the proceeds from the IPO. Unaudited supplemental pro forma per share information adjusts our historical net loss per share available to common stockholders for the fiscal year ended December 31, 2005 as if the IPO had been effected as of December 26, 2004 and as if part of the proceeds were used to repay our senior subordinated debt and redeem our preferred stock.

              Unaudited supplemental pro forma basic and diluted income per share have been computed by adjusting historical net loss available to common stockholders for the fiscal year ended December 31, 2005 for certain charges which would not have been incurred had the IPO been effected as of December 26, 2004 and as if part of the proceeds been used as described above, as follows:

Net loss available to common stockholders	$
Interest expense and amortization of debt issuance costs relating to the 18.5% senior subordinated notes due 2011	$
Dividends on the Class A preferred stock	$
Related income tax effects	$
Supplemental unaudited pro forma net income available to common stockholders	$

              Supplemental unaudited pro forma basic and diluted income per share have been computed by adjusting historical share amounts for the fiscal year ended December 31, 2005 as if the IPO been effected as of December 26, 2004 and as if part of the proceeds been used as described above, as follows:

	Weighted average basic shares	Weighted average diluted shares
Historical share amounts
Additional potential common shares consisting of stock options calculated under the treasury stock method historically deemed to be anti-dilutive
Shares issued to repay 18.5% senior subordinated notes, including an estimated prepayment penalty of $
Shares issued to convert Class A preferred stock
Supplemental unaudited pro forma per share amounts

    Other Comprehensive Income

              Comprehensive income includes net income (loss) and other changes in equity from nonowner sources. The Company's only source of other comprehensive income (loss) is foreign currency translation adjustments.

    Recent Accounting Pronouncements

              In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. SFAS No. 154 supersedes APB Opinion No. 2, Accounting for Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, though it carries forward the guidance of those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity, and error corrections. This statement is effective for accounting changes and error corrections made in years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. The Company does not believe that the adoption of SFAS No. 154 will have an impact on the Company's financial position or results of operations.

              In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (beginning January 1, 2006 for the Company). The provisions of SFAS No. 151 shall be applied prospectively. The Company does not expect SFAS No. 151 will have a material impact on its results of operations and financial position.

3.     Restatement

              In preparing to file a registration statement for purposes of going public, management of the Company determined that its previous accounting for foreign currency forward contracts, did not comply with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Historically, the Company did not record the fair value of foreign currency forward contracts on the balance sheet. To correct this error and apply SFAS No. 133, the fair value of the foreign currency forward contracts are recorded on the consolidated balance sheets in Prepaid expenses and other current assets, Accrued liabilities and Other liabilities, with corresponding changes in their fair values recorded in the consolidated statements of operations in Gain (loss) on foreign currency transactions and forward contracts, net. The Company has also reclassified realized gains and losses on its foreign exchange forward currency contracts and foreign currency transaction gains and losses from General and administrative expenses to Gain (loss) on foreign currency transactions and forward contracts, net in the statement of operations. In addition, the Company determined that the income tax benefit for the year ended December 27, 2003 was overstated and the accumulated deficit as of December 28, 2002 was understated due to an error in calculating the income tax benefit for the period from August 20, 2002 to December 28, 2002. As a result, the consolidated financial statements as of December 31, 2005 and December 25, 2004 and for each of the three years in the period ended December 31, 2005 have been restated from the amounts previously reported.

              In addition, the Company restated its segment disclosure in Note 19 to include three reportable segments: United States, Canada and United Kingdom.

              The Consolidated Statements of Cash Flows have been revised to include disclosure of the non-monetary exchange of accrued interest for long term debt in the supplemental disclosure for non-cash investing and financing activities. In addition, a payment of accrued interest on senior subordinated notes has been reclassified from financing to operating cash flows.

              These corrections had no impact on the Company's net sales, or net change in cash and cash equivalents.

              A summary of the significant effects of the restatement is as follows (in thousands):

	As of December 31, 2005			As of December 25, 2004
Consolidated Balance Sheets	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Prepaid expenses and other current assets	$5,014	$412	$5,426	$—	$—	$—
Total current assets	88,196	412	88,608	—	—	—
Total assets	384,162	412	384,574	—	—	—
Accrued liabilities	23,074	749	23,823	18,486	1,081	19,567
Total current liabilities	44,079	749	44,828	36,678	1,081	37,759
Long-term deferred tax liability	25,239	(426)	24,813	27,860	(516)	27,344
Other liabilities	2,542	718	3,260	1,836	230	2,066
Total liabilities	286,000	1,041	287,041	259,155	795	259,950
Accumulated deficit	(3,742)	(629)	(4,371)	(8,963)	(795)	(9,758)
Total stockholders' equity	20,991	(629)	20,362	26,115	(795)	25,320
Total liabilities and stockholders' equity	384,162	412	384,574	—	—	—
	Year ended December 31, 2005			Year ended December 25, 2004			Year ended December 27, 2003
Consolidated Statements of Operations	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
General and administrative	$17,460	$(289)	$17,171	$14,959	$(52)	$14,907	$15,419	$(289)	$15,130
Gain (loss) on foreign currency transactions and forward contracts, net	—	(32)	(32)	—	(626)	(626)	—	(1,026)	(1,026)
Income (loss) before (benefit) provision for income taxes	9,324	257	9,581	(3,715)	(574)	(4,289)	(7,437)	(737)	(8,174)
Income tax provison (benefit)	4,103	91	4,194	(1,023)	(225)	(1,248)	(1,773)	(1,333)	(3,106)
Net income (loss)	5,221	166	5,387	(2,692)	(349)	(3,041)	(5,664)	596	(5,068)
Net loss available to common stockholders	(4,766)	166	(4,600)	(12,063)	(349)	(12,412)	(12,884)	596	(12,288)
Basic and diluted net loss per share	(0.10)	0.01	(0.09)	(0.24)	(0.01)	(0.25)	(0.26)	0.01	(0.25)
	Year ended December 31, 2005			Year ended December 25, 2004			Year ended December 27, 2003
Consolidated Statements of Cash Flows	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net income (loss)	$5,221	$166	$5,387	$(2,692)	$(349)	$(3,041)	$(5,664)	$596	$(5,068)
Unrealized (gain) loss on foreign exchange contracts, net	—	$(257)	(257)	—	$574	574	—	$737	737
Reclassification of loss on settlement of foreign exchange contract to financing activities	—	$671	671	—	$459	459	—	$237	237
Accrued interest applied to long-term debt	—	—	—	6,673	(1,124)	5,549	—	—	—
Deferred income taxes	(2,543)	$91	(2,452)	(3,162)	$(225)	(3,387)	(1,530)	$(1,333)	(2,863)
Net cash flows provided by operating activities	18,547	$671	19,218	28,604	$(665)	27,939	17,784	$237	18,021
Payment of accrued interest on senior subordinated note				(1,124)	1,124	—
Loss on settlement of foreign exchange contracts	—	$(671)	(671)	—	$(459)	(459)	—	$(237)	(237)
Net cash flows provided by (used in) financing activities	18,169	$(671)	17,498	(7,710)	$665	(7,045)	(5,066)	$(237)	(5,303)

4.     Related Party Transactions

              The Company has an agreement with its principal shareholder, CHS Management IV LP, to provide management services such as certain consulting services related to the Company's business strategy, budgeting, acquisitions and financing. Expenses related to those services are as follows (in thousands):

	Year Ended December 31, 2005	Year Ended December 25, 2004	Year Ended December 27, 2003
Management fees	$1,000	$1,000	$1,000
Expense reimbursements	5	33	26

	$1,005	$1,033	$1,026

              The Company has notes receivable from one employee and one former employee, who are stockholders of the Company. As of December 31, 2005 and December 25, 2004, the amounts outstanding were $113,000 and $439,000, respectively, and are shown in the consolidated financial statements as a reduction to stockholders' equity. The notes are full recourse and are collateralized by the employee's common and preferred stock and the notes are due one year and one day after the exercise of stock options by the employee.

5.     Business Combination

              On September 30, 2005, the Company acquired substantially all the assets and assumed certain liabilities of Merkel-McDonald, Inc., a manufacturer in Austin, Texas, which operated under the trade name Chippery. The Company acquired Chippery, a former industry competitor, because of significant growth opportunities presented by Chippery's established presence in the food service and fundraising markets. The acquisition was an asset purchase for tax purposes and was accounted for using the purchase method of accounting for financial accounting purposes which requires that the acquired assets and assumed liabilities be recorded at fair value. The purchase price allocation is subject to revision once contingent considerations relating to working capital and sales growth rates have been finalized. The Company expects to resolve the contingency provisions in 2006, and will, at that time, adjust the purchase price allocation as necessary. The results of operations of the acquired business are included in the Consolidated Statements of Operations from the date of the acquisition. The acquisition was primarily financed with additional long-term debt. The goodwill that was recognized is deductible for tax purposes.

              The aggregate consideration, in cash, for the acquisition, net of the cash acquired and transaction costs, was $37,105,000. The purchase price was allocated as follows (in thousands):

Accounts receivable, net	$2,848
Inventory	3,721
Property and equipment	5,460
Prepaid and other assets	198
Other assets—long-term	186
Intangibles	14,700
Goodwill	18,188

45,301

Accounts payable	4,459
Accrued payroll taxes	321
Other accruals	1,285
Capital lease obligations	1,855
Other long-term liability	276

8,196

Net assets acquired at September 30, 2005	$37,105

              Intangibles acquired consist of the following:

Customer relationships	$10,100
Trademarks	3,600
Covenants not to compete	1,000

$14,700

              Amortization periods for intangibles acquired are as follows:

Covenants not to compete	5 years
Trademarks	5 years
Customer relationships	20 years
Weighted average	10.3 years

              The following table presents the Company's unaudited pro forma results, as if the acquisition of the Chippery had been completed at the beginning of each year presented (in thousands):

	Year Ended December 31, 2005	Year Ended December 25, 2004
	(unaudited)	(unaudited)
Net sales	$359,014	$340,382
Net income (loss)	$4,712	$(1,792)
Unaudited net loss available to common stockholders	$(6,714)	$(11,163)
Unaudited net loss per basic and diluted share available to common stockholders	$(0.13)	$(0.22)

              The above unaudited pro forma information is presented for comparative purposes only and is not necessarily indicative of what actually would have occurred had the acquisition of the Chippery been completed as of the beginning of each of the years being presented, nor is it necessarily indicative of future consolidated results.

6.     Accounts Receivable—trade

              Accounts receivable—trade at December 31, 2005 and December 25, 2004 consists of the following (in thousands):

	December 31, 2005	December 25, 2004
Accounts receivable—trade	$44,932	$43,851
Less: allowance for doubtful accounts	(1,260)	(1,301)

	$43,672	$42,550

7.     Inventory

              Inventory consists of the following (in thousands):

	December 31, 2005	December 25, 2004
Finished goods	$22,577	$16,955
Raw materials	5,642	3,709
Packaging materials and other	2,235	1,480

	$30,454	$22,144

8.     Property and Equipment

              Property and equipment consists of the following (in thousands):

	December 31, 2005	December 25, 2004
Machinery and equipment	$44,689	$34,558
Leasehold improvements	4,190	2,788
Vehicles	901	1,616
Office equipment, furniture and fixtures	783	640

	50,563	39,602
Less: accumulated depreciation and amortization	(22,207)	(14,341)

	28,356	25,261
Construction-in-progress	2,956	1,272

	$31,312	$26,533

              Depreciation and amortization expense for property and equipment for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 was $9,981,000, $10,700,000 and $12,597,000, respectively.

9.     Other Intangibles

              Other Intangibles consists of the following as of December 27, 2003, December 25, 2004 and December 31, 2005 (in thousands):

	Gross Carrying Amount	Additions	Total	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization
Covenants not to compete	$4,390	$—	$4,390	$(2,004)	$2,386
Customer relationships	36,800	—	36,800	(6,631)	30,169
Indefinite lived intangible assets
Trademarks	39,255	—	39,255	—	39,255

Balance as of December 27, 2003	$80,445	$—	$80,445	$(8,635)	$71,810

Intangible assets subject to amortization
Covenants not to compete	$4,390	$—	$4,390	$(3,467)	$923
Customer relationships	36,800	—	36,800	(11,473)	25,327
Indefinite lived intangible assets
Trademarks	39,255	—	39,255	—	39,255

Balance as of December 25, 2004	$80,445	$—	$80,445	$(14,940)	$65,505

Intangible assets subject to amortization
Covenants not to compete	$4,390	$1,000	$5,390	$(4,440)	$950
Customer relationships	36,800	10,100	46,900	(16,442)	30,458
Trademarks	—	3,600	3,600	(180)	3,420
Indefinite lived intangible assets
Trademarks	39,255	—	39,255	—	39,255

Balance as of December 31, 2005	$80,445	$14,700	$95,145	$(21,062)	$74,083

              Amortization expense for each of the years ended December 31, 2005, December 25, 2004 and December 27, 2003 was $6,122,000, $6,305,000 and $6,305,000, respectively.

              Future estimated amortization expense relating to other intangibles at December 31, 2005 is as follows (in thousands):

Years Ending
2006	$6,267
2007	6,267
2008	6,267
2009	6,267
2010	2,311
Thereafter	7,449

$34,828

10.   Goodwill

              The changes in the carrying amount of goodwill during the period from December 27, 2003 to December 31, 2005 are as follows (in thousands):

	United States	Canada	United Kingdom	Total
Balance as of December 27, 2003	$163,540	15	502	$164,057
Purchase Price Adjustment	3,077		9	3,086

Balance as of December 25, 2004	166,617	15	511	167,143

Goodwill arising from the acquisition of the Chippery (Note 5)	18,188			18,188
Purchase price adjustment	452		1	453

Balance as of December 31, 2005	$185,257	15	512	$185,784

              The purchase price adjustments from prior acquisitions for the years ended December 31, 2005 and December 25, 2004 related to the settlement of certain tax refunds and tax credits from the CHS acquisition in 2002 that were identified in the purchase agreements.

11.   Accrued Liabilities

              Accrued liabilities consist of the following (in thousands):

	As Restated
	December 31, 2005	December 25, 2004
Accrued rebates and promotional programs	$13,877	$8,850
Federal and state income taxes	1,320	566
Accrued medical, dental and workers compensation claims	1,568	1,178
Fair value of foreign currency forward contracts	749	1,081
Accrued interest	399	3,778
Other accrued liabilities	5,910	4,114

	$23,823	$19,567

12.   Debt Obligations, Debt Issue Costs and Capital Leases

              Debt, capital lease obligations and available credit consist of the following (in thousands):

		Debt Outstanding at
	Available on Credit Facility at December 31, 2005
		December 31, 2005	December 25, 2004
Revolving line of credit, interest at either British LIBOR plus 3.75% or PRIME plus 2.75%, expiring August 2008	$22,500	$—	$—
Senior subordinated notes, interest at 18.5%, matures December 31, 2011		44,656	44,656
Senior term loan B, repayable in quarterly installments of $375 through March 2011, interest at either British LIBOR plus applicable margin or the greater of Federal Funds Rate plus .5% or PRIME (6.06% at December 25, 2004)		—	149,625
Senior term loan B-1, repayable in quarterly installments of $425 through June 2012, interest at British LIBOR plus 2.75% or the greater of the Federal Funds Rate plus .5% or PRIME plus 1.75% (7.14% at December 31, 2005)		170,000	—
Capital lease obligations		1,428	—

	22,500	216,084	194,281
Less current portion		(1,944)	(1,500)

		$214,140	$192,781

Available credit	$22,500

    Senior Bank Notes

              Proceeds of $35,000,000 were received under the Senior Bank Notes agreements, dated August 21, 2002. Interest was accrued monthly commencing December 31, 2002 at an interest rate of 19.5%, and interest payable was added to the principal amount of the Senior Bank Notes. The Senior Bank Notes were repaid on June 24, 2004.

    Senior Subordinated Notes

              Proceeds of $40,000,000 were received under the Senior Subordinated Notes, dated August 21, 2002. Interest is accrued monthly commencing December 31, 2002 at an interest rate of 18.5%. Interest is payable in cash on June 30 and December 31 of each year at an interest rate of 12.5% with an option to pay the remaining 6% in cash or add the 6% to principal amount of the Senior Subordinated Notes. Starting with the second installment in 2004, the Company elected to pay the 6% interest in cash for December 31, 2004 installment and for both installments in 2005. As of December 31, 2005 and December 25, 2004, $44,656,000 and $44,656,000, respectively, including accrued interests, were outstanding. The Senior Subordinated Notes may be redeemed by the Company in whole or in part after November 1, 2006 at the current accretion amount plus a redemption premium of 3.5% to October 31, 2007. The redemption premium declines to 2.5% from November 1, 2007 to October 31,

2008. There is no redemption premium from November 1, 2008 to December 31, 2011, the maturity date.

    Senior Term Loan

              Proceeds of $107,800,000 were received under the Senior Term Loan pursuant to a Credit Agreement, dated August 21, 2002, amongst Otis Spunkmeyer, Inc. and various financial institutions. The principal amount of the Senior Term Loan was $110,000,000 with an interest rate at two different interest rate options which were either based on British LIBOR plus an applicable margin or the greater of the Federal Funds Rate plus .5% or PRIME. The debt discount of $2,200,000 was being amortized over the term of the debt. The effective interest rate as of December 27, 2003 was 5.55%. After considering the debt discount, the effective interest as of December 27, 2003 was 5.86%. All amounts outstanding on the Senior Term Loan were repaid on June 24, 2004.

              The Company obtained an amended and restated credit agreement dated June 24, 2004 to (1) retire the Senior Term Loan ($96,290,000), (2) repay principal and accrued interest in an amount of $49,404,000 relating to the Senior Bank Notes, (3) finance a potential acquisition ($10,000,000) and (4) increase the revolving line of credit from $20,000,000 to $22,500,000. The targeted acquisition was subsequently abandoned and the $10,000,000 term loan principal was repaid on January 27, 2005.

    Senior Term Loan B

              On June 24, 2004 the Company entered into Senior Term Loan B, a credit facility totaling $150,000,000 repayable through payments of $375,000 quarterly through to March 31, 2011. Interest is accrued monthly commencing July 1, 2004 at three different interest rate options which are either based on British LIBOR plus an applicable margin (from 3.5% to 3.75%), the greater of the Federal Funds rate plus .5%, or PRIME rates plus applicable margin (from 2.5% to 2.75%). The effective interest rate as of December 25, 2004 was 6.06%.

              The Company obtained an amended and restated credit agreement dated September 1, 2005 (see Senior Term Loan B-1 below) to finance an additional $38,027,139 for the Chippery acquisition, which closed on September 30, 2005 (Note 5).

    Senior Term Loan B-1

              On September 1, 2005 the Company entered into Senior Term Loan B-1, a credit facility totaling $170,000,000 repayable through payments of $425,000 quarterly through June 30, 2012. Interest is accrued monthly commencing October 1, 2005 at three different interest rate options which are either based on British LIBOR plus an applicable margin of 2.75% or the greater of the Federal Funds rate plus .5% or PRIME rates plus applicable margin rate of 1.75%. The effective interest rate as of December 31, 2005 was 7.14%. The Company entered into an interest rate cap agreement that limits the British LIBOR interest rate to 6% that must be paid on $55,000,000 of the loan. See Note 17.

    Revolving Line of Credit

              The Company has a revolving line of credit totaling $22,500,000, which expires in August 2008. Borrowings under the revolving line of credit bear interest at two different options, which are either based on British LIBOR plus applicable margin of 3.75% or PRIME plus applicable margin of 2.75. There were no borrowings outstanding under the line of credit as of December 31, 2005 or December 25, 2004.

              Borrowings under the Senior Bank Notes, Senior Subordinated Notes, Senior Term Loan and Revolving Line of Credit are collateralized by all of the Company's assets. These credit facilities contain certain restrictive covenants relating to quarterly profitability, leverage, fixed charges and interest ratios. The Company was in compliance with these debt covenants as of December 31, 2005 and December 25, 2004.

              Debt issuance costs of $1,140,000, $1,897,000 and $6,952,000 were incurred in connection with the loan facilities described above for the years ended December 31, 2005, December 25, 2004 and December 27, 2003, respectively. Accumulated amortization of debt issuance costs was $4,572,000, $3,978,000 and $1,370,000 as of December 31, 2005, December 25, 2004 and December 27, 2003, respectively.

              Future minimum principal payments on debt obligations at December 31, 2005 are summarized as follows (in thousands):

2006	$1,700
2007	1,700
2008	1,700
2009	1,700
2010	41,700
Thereafter	161,500

210,000
Accrued interest on senior bank notes and senior subordinated debt	4,656

$214,656

    Capital Leases

              During 2005, capital lease obligations of $1,855,000 were assumed in connection with the Chippery acquisition (Note 5). Future minimum payments on capital lease obligations are as follows (in thousands):

2006	$299
2007	299
2008	299
2009	299
2010	299
Thereafter	101

Total minimum lease payments	1,596
Amounts representing interest	168

Present value of net minimum lease payments	1,428
Current portion	244

Long-term capital lease obligation	$1,184

              Assets recorded under a capital lease are included in property and equipment and consist of the following:

December 31, 2005
Equipment	$1,473
Less: accumulated amortization	49

$1,424

              Amortization of equipment under the capital lease is included in depreciation expense.

13.   Income Taxes

              Income (loss) before the provision (benefit) for income taxes consist of the following (in thousands):

	Year Ended December 31, 2005	Year Ended December 25, 2004	Year Ended December 27, 2003
Domestic	$8,549	$(5,991)	$(9,387)
Foreign	1,032	1,702	1,213

Income (loss) before provision (benefit) for income taxes	$9,581	$(4,289)	$(8,174)

              The provision (benefit) for federal, state and foreign income taxes consists of the following (in thousands):

	As Restated
	Year Ended December 31, 2005	Year Ended December 25, 2004	Year Ended December 27, 2003
Current
Federal	$4,837	$(30)	$(1,513)
State	1,500	814	(238)
Foreign	326	648	410

	6,663	1,432	(1,341)

Deferred
Federal	(1,782)	(2,353)	(1,302)
State	(673)	(337)	(463)
Foreign	(14)	10	—

	(2,469)	(2,680)	(1,765)

Net income tax provision (benefit)	$4,194	$(1,248)	$(3,106)

              Deferred tax assets (liabilities) consist of the following (in thousands):

	As Restated
	December 31, 2005	December 25, 2004
Deferred tax assets (liabilities)
Deferred tax asset:
Accruals and reserves	$1,147	$1,180
Net operating losses	610	1,327
Unrealized foreign exchange gain	433	524
Foreign tax credits	262	—
Other	48	73

Total deferred tax asset	2,500	3,104
Deferred tax liability:
Depreciation and amortization	(25,869)	(29,189)
Inventory	(159)	—
Other	(116)	(110)

Total deferred tax liability	(26,144)	(29,299)

Net deferred tax liability	$(23,644)	$(26,195)

              The Company's 2005, 2004, and 2003 provision (benefit) for income taxes differ from the amount of income taxes determined by applying the statutory federal tax rate principally due to the following: (in thousands):

	As Restated
	Year Ended December 31, 2005		Year Ended December 25, 2004		Year Ended December 27, 2003
	$	%	$	%	$	%
Statutory federal rate	3,353	35.0%	(1,458)	(34.0)%	(2,779)	(34.0)%
State income taxes, net of federal tax benefit	538	5.6%	315	7.3%	(463)	(5.7)%
Foreign taxes	(49)	(0.5)%	495	11.5%	286	3.5%
Foreign tax credits and other credits	(417)	(4.4)%	(166)	(3.9)%	(302)	(3.7)%
Effect of rate change on deferred tax component	686	7.2%	—	0.0%	—	0.0%
Debt issuance costs	(17)	(0.2)%	(375)	(8.7)%	(73)	(0.9)%
Other	100	1.1%	(59)	(1.3)%	225	2.8%

Effective tax rate—provision (benefit)	4,194	43.8%	(1,248)	(29.1)%	(3,106)	(38.0)%

              For 2005, the statutory tax rate applicable for the tax provision increased from 34% to 35%, which resulted in a one-time adjustment to the deferred tax component of income tax expense.

              At December 31, 2005, the Company had state net operating loss carryforwards, primarily in California, of approximately $11,724,000, to offset future taxable income. The state net operating loss carryforwards will expire between 2011 and 2023. No valuation allowance has been recognized because management believes these deferred tax assets will more likely than not be utilized. There are no federal net operating loss carry forwards at December 31, 2005.

              At December 31, 2005, the Company had foreign tax credit carryforwards of approximately $262,000. The foreign tax credit carryforwards will expire between 2014 and 2015. No valuation allowance has been recognized since management believes the foreign tax credit carryfowards will more likely than not be utilized.

              During December 2004, the FASB issued FSP No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("FSP 109-2"), which provides guidance on the accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act, which was signed into law on October 22, 2004, introduces relief on the potential income tax impact of repatriating foreign earnings and certain other provisions. The Company has completed repatriation of $2,140,008 in foreign earnings under the provisions of the Jobs Act.

              No provision for U.S. income taxes or foreign withholding taxes has been made on the cumulative undistributed earnings (approximately $28,000 at December 31, 2005). The potential deferred tax liability associated with these earnings, net of federal tax credits associated with the earnings, is estimated to be $200.

14.   Redeemable Preferred and Common Stock

              The Company is authorized to issue 100,000 shares of Class A Redeemable Preferred Stock ("Class A Preferred") with a par value of $0.01 per share, 60,000,000 shares of voting common stock with a par value of $0.01 per share ("Common Stock"), and 3,000,000 shares of nonvoting common stock ("Nonvoting Common Stock") with a par value of $0.01 per share.

    Redeemable Preferred Stock

              The holders of Class A Preferred are entitled to receive preferential cash dividends, accrued daily at 14% per annum based on the sum of the Liquidation Value, as defined below. The Class A Preferred is cumulative, therefore, if the dividends are not paid by December 31, the dividends will accumulate into the next period. The holders of Class A Preferred have liquidation rights in preference to the holders of Common Stock and Nonvoting Common Stock. Upon liquidation, dissolution, or winding up of the Company, the holders of Class A Preferred are entitled to receive an amount equal to the aggregate of $1,000 per Class A Preferred share plus any unpaid accumulated dividends (collectively referred to as "Liquidation Value"). At any time, the Company may redeem all or a portion of the Class A Preferred at a rate equal to the Liquidation Value. Upon sale of the Company, the holders of Class A Preferred will receive at least 10 days notice of the sale and may then require the Company to redeem all or a portion of the stock at a price per share equal to the Liquidation Value on the later of the occurrence of the sale or five days after the Company's receipt of the holders' elections. Upon an initial public offering, the Company may require the conversion of all of the Class A Preferred into shares of the Company's equity securities sold in the offering at a rate equal to the Liquidation Value of the Class A Preferred divided by the price per share that was paid by the public for the Company's equity securities that were sold. The Class A Preferred does not have voting rights.

              Unpaid dividends of $29,042,000 and $19,218,000 as of December 31, 2005 and December 25, 2004, respectively, were accrued and included in the redeemable preferred stock on the accompanying Consolidated Balance Sheets. During the year ended December 27, 2003, the Company issued 95 shares and forfeited 50 shares of the Class A Preferred. During the year ended December 25, 2004, the

Company issued 398 shares of the Class A Preferred. During the year ended December 31, 2005, the Company issued 278 shares and repurchased 441 shares of the Class A Preferred. As of December 31, 2005 and December 25, 2004, there were 49,697 and 49,860 outstanding shares of Class A Preferred, respectively; the Liquidation Value was $77,409,000 and $68,103,000, respectively; and the carrying value was $77,171,000, and $67,970,000, respectively. Because proceeds from exercises of the preferred stock options are less than the liquidation value of the shares issued upon exercise, the carrying value and the liquidation value of the preferred stock differ.

    Common Stock

              The rights, preferences, privileges, and restrictions of Common Stock and Nonvoting Common Stock are equal except that the holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the Company's stockholders. The holders of Nonvoting Common Stock may convert such shares into an equivalent number of shares of Common Stock by giving written notice thereof to the Company. The holders of Common Stock and Nonvoting Common Stock may not receive dividends unless voted on by holders of the Class A Preferred.

    Repurchase Rights

              At the Company's option, it has the right to repurchase outstanding shares of the Company's Common Stock and Class A Preferred. As a result of the Company's election to repurchase certain shares, at December 25, 2004, the Company had a commitment to repurchase 163 shares of Class A Preferred and 163,000 shares of Common Stock. During the year ended December 31, 2005, the Company repurchased 441 shares of Class A Preferred and 300,153 shares of Common Stock. During the year ended December 27, 2003, the Company repurchased 50 shares of Class A Preferred and 49,660 shares of Common Stock. No shares were repurchased during the year ended December 25, 2004.

              The repurchased shares are repurchased at their fair value on the repurchase date, held in treasury and are presented as if retired. The fair values of the repurchased shares were determined by management using a model provided by the Company's equity investors based on a fixed multiple of EBITDA for a trailing 12-month period. Treasury stock is accounted for using the cost method. Treasury stock activity for the three years ended December 31, 2005 consists of purchases of shares issued from stock option exercises and is presented in the Consolidated Statements of Stockholders' Equity. The Company's option to repurchase these shares shall terminate in the event of an initial public offering.

15.   Stock Option Plans

    2002 Stock Option Plan

              In 2002, the Board of Directors and stockholders adopted the 2002 Stock Option Plan (the "2002 Plan"). A total of 3,613,692 shares of Common Stock were authorized for issuance under the 2002 Plan. Options granted under the 2002 Plan may be either nonqualified stock options or incentive stock options. The exercise price per share of voting common stock options may not be less than 85% of the fair market value of the voting common stock on the date of grant. However, all stock options to date have been granted at an exercise price equal to the fair market value of the voting common stock on the date of grant.

              The terms of the options, such as vesting, expiration date and exercise price, are determined on the date of grant at the discretion of the Board of Directors. The options will cliff vest at the end of eight years for grantees who have been continuously employed by the Company since the grant date; however, the plan provides for the Board to develop an alternative accelerated vesting schedule that will apply if certain annual performance goals for the Company are met. These annual performance goals are established by the Board at the outset of each annual period and communicated to the grantees. In fiscal 2004 and 2005, such performance goals were met by the Company and the Board granted accelerated vesting of 20% for granted options.

    2002 Rollover Plan

              The 2002 Rollover Stock Option Plan (the "2002 Rollover Plan") was adopted by the Board of Directors and stockholders on August 20, 2002. A total of 3,014,031 shares of Common Stock and 3,014 shares of Class A Preferred have been authorized for issuance under the 2002 Rollover Plan. Options granted under the 2002 Rollover Plan are incentive stock options.

              The Preferred Options and Common Stock Options expire on December 29, 2008. During fiscal 2005, 2004 and 2003, 278, 300 and 50 Class A Preferred and 277,924, 300,153 and 49,558 Common Stock options were exercised.

              Option activity for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 is as follows:

	2002 Rollover Plan				2002 Stock Option Plan
	Common stock options		Preferred options		Common stock options
	Shares Outstanding	Weighted-Average Exercise Price	Shares Outstanding	Weighted-Average Exercise Price	Shares Available for Grant	Shares Outstanding	Weighted-Average Exercise Price
Balances at December 28, 2002	3,014,031	$0.24	3,014	$243.71	834,686	2,504,006	$1.00
Granted	—	—	—	—	(267,095)	267,095	1.00
Exercised	(49,558)	(0.23)	(50)	(233.30)	—	—	—
Forfeited	—	—	—	—	—	—	—

Balances at December 27, 2003	2,964,473	0.24	2,964	243.88	567,591	2,771,101	1.00
Granted	—	—	—	—	(579,016)	579,016	1.03
Exercised	(300,153)	(0.23)	(300)	(233.30)	—	—	—
Forfeited	—	—	—	—	689,681	(689,681)	1.00

Balances at December 25, 2004	2,664,320	0.24	2,664	245.08	678,256	2,660,436	1.01
Increase in shares available for grant	—	—	—	—	275,000	—	—
Granted	—	—	—	—	(1,022,271)	1,022,271	1.59
Exercised	(277,924)	(0.24)	(278)	(238.80)	—	—	—
Forfeited	(28,039)	(0.23)	(28)	(233.30)	653,661	(653,661)	(1.16)

Balances at December 31, 2005	2,358,357	$0.24	2,358	$235.67	584,646	3,029,046	$1.18

              There are no shares available for grant under the 2002 Rollover Plan.

              The following table summarizes the Company's stock option plans as of December 31, 2005:

	2005 Options Outstanding			2005 Options Exercisable
Range of Exercisable Prices	Number of Option Shares	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number of Option Shares	Weighted- Average Exercise Price
2002 rollover common stock options $0.223 to $0.442	2,358,357	3.0	$0.24	2,358,357	$0.24
2002 rollover preferred stock options $233.39 to $441.59	2,358	3.0	235.67	2,358	235.67
2002 common stock option
$1.00 to $1.35	2,170,392	6.3	1.01	767,447	1.00
$1.42 to $2.13	858,654	8.0	1.59	—	—

Total	5,389,761			3,128,162

              During the 12-month period ended December 31, 2005, the Company granted stock options with exercise prices as follows:

Date of Grant	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value per Share	Weighted Average Intrinsic Value per Share
January 31	150,000	$1.63	$1.63	—
February 28	50,000	1.55	1.55	—
March 31	175,000	1.52	1.52	—
April 30	322,271	1.42	1.42	—
May 31	100,000	1.53	1.53	—
July 31	25,000	1.83	1.83	—
August 31	100,000	1.66	1.66	—
December 31	100,000	2.13	2.13	—

              The fair values of the common stock underlying the common stock options granted during the year ended December 31, 2005 were estimated by management using a model provided by the Company's equity investors based on a fixed multiple of EBITDA for a trailing 12-month period. Subsequent to year-end, the Company obtained a valuation from an unrelated third-party valuation specialist. The estimated fair values determined by the valuation specialist were not significantly different from management's estimated fair values.

16.   Employee Benefit Plans

              The Company has a defined contribution plan (the "Plan") under section 401(k) of the Internal Revenue Code. All employees with ninety days of employment are eligible to participate. The Plan provides for Company matching contributions of 50% of each employee's contribution up to a maximum of 6% of that employee's gross salary. Matching contributions for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 were $600,000, $562,000 and $538,000, respectively.

17.   Derivative Instruments

    Foreign Currency Derivatives

              The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to product purchases and sales denominated in foreign currencies and transactions of foreign subsidiaries. The Company uses foreign currency forward contracts as part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates. Foreign currency forward contracts are used only to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. These contracts function as economic hedges, since they change in value inversely to the change created in the underlying exposure as foreign exchange rates fluctuate. The Company's primary exchange rate exposures are with the Canadian dollar and the British pound against the U.S. dollar.

              As of December 31, 2005 and December 25, 2004, the notional amounts of the Company's foreign currency forward contracts were $20,965,000, and $6,893,000, respectively. These contracts do not qualify for hedge accounting under SFAS No. 133. As a result, they are recorded at their fair value on the consolidated balance sheets at inception with changes in their fair value being recorded in the consolidated statements of operations. The fair value of outstanding foreign currency forward contracts at December 31, 2005 and December 24, 2004 was $1,054,000 (loss) and $1,311,000 (loss), respectively. Net realized and unrealized losses from foreign currency forward contracts for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 were $342,556, $1,033,300 and $1,198,610, respectively, and are included in Gain (loss) on foreign currency transactions and forward contracts, net on the accompanying consolidated statements of operations.

    Interest Rate Cap

              Exposure to market risk for changes in interest rates relates primarily to the amount of interest expense the Company expects to pay with respect to the senior credit facility, which is tied to variable market rates. The senior term loan B facility (see Note 12) incurs interest at floating rates plus an applicable margin. Floating rate interest is accrued based on three rate options: British LIBOR, the Federal Funds rate, or PRIME. As a requirement of this debt facility, the Company entered into two interest rate cap agreements with notional amounts of $35,000,000 and $20,000,000. The interest rate caps limit the British LIBOR interest rate that must be paid on $55,000,000 of the loan to 6%.

              The interest rate caps do not qualify for hedge accounting under SFAS No. 133. The fair values of the outstanding interest rate caps at December 31, 2005 and December 31, 2004 as well as changes in their fair values for each of the fiscal years 2005, 2004 and 2003 were not significant.

18.   Commitments and Contingencies

    Purchase Obligations

              As of December 31, 2005, the Company had entered into fixed purchase agreements with various suppliers. Purchase obligations covered by these agreements aggregated approximately $76,600,000 in 2006 and $1,400,000 in 2007.

    Health Insurance

              The Company maintains a self-insurance program for the portion of employee health and dental care costs not covered by third-party insurance carriers. The Company is liable for health care claims up to $175,000 per participant annually, subject to an annual aggregate limit of $5,506,000,

$6,167,000 and $4,479,000 for fiscal years 2005, 2004 and 2003, respectively. The estimated liability under these programs for claims incurred but unpaid and incurred but not reported at December 31, 2005 and December 25, 2004 was $550,000 and $506,000, respectively. Health and dental care claim expense for the years ended December 31, 2005, December 25, 2004 and December 27, 2003 was $2,965,000, $4,358,000 and $4,279,000, respectively.

    Workers Compensation

              The Company self-insures, up to loss limits of $500,000 per occurrence, for claims related to workers compensation. Accruals for claims under the workers compensation program are recorded on a claim-incurred basis. Under this program, the estimated liability for claims incurred but unpaid and incurred but not reported at December 31, 2005 and December 25, 2004 was $1,018,000 and $672,000, respectively.

              The Company customarily enters into letters of credit arrangements with its workers compensation insurer. At December 31, 2005 and December 25, 2004, the Company had outstanding letters of credit totaling approximately $3,900,000 and $5,400,000, respectively.

    Lease Obligations

              The Company leases certain manufacturing and distribution facilities, equipment, office space and vehicles under noncancelable operating leases with various expiration dates through 2011. Certain leases contain renewal options and require the payment of property taxes, insurance and routine maintenance, and include escalation clauses.

              Future minimum noncancelable operating lease payments at December 31 are as follows (in thousands):

Operating Leases
2006	$8,096
2007	6,785
2008	4,728
2009	3,410
2010	1,488
Thereafter	474

Total minimum lease payments	$24,981

              Rent expense was $8,957,000, $7,135, 000 and $7,100,000 for the years ended December 31, 2005, December 25, 2004 and December 27, 2003, respectively.

              In connection with various lease commitments, the Company periodically enters into letters of credit arrangements with lessors. At December 31, 2005 and December 25, 2004, the Company had outstanding letters of credit totaling $400,000 and $350,000, respectively.

    Litigation

              The Company is involved in various litigation and legal matters which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated balance sheet, statement of operations or cash flows.

19.   Segment Reporting (Restated)

              The Company has revised its segment disclosure in this footnote to include three reportable segments: United States, Canada and United Kingdom. These segments all operate within the frozen sweet-baked goods market which is primarily managed centrally in the United States. Operating decisions are addressed from a geographic perspective and discrete financial information for these segments is produced and provided to the chief operating decision makers. Such financial information has been summarized and is presented below. Management believes that segment income is an appropriate measure for evaluating the operational performance of our segments. Segment income includes income from operations before depreciation and amortization, interest expense, net, loss on foreign currency transactions and forward contracts, net, and other expenses. However, this measure should be considered in addition to, not as a substitute for, or superior to, other measures of financial performance prepared in accordance with generally accepted accounting principles.

              All three segments distribute frozen sweet-baked goods and sell to and manage the relationship with a range of customer types within the foodservice and retail channels. All production occurs in the United States, as Canada and United Kingdom have no current manufacturing capabilities.

              The primary metrics that are used to evaluate segment performance are net sales and segment income. A variety of transactions pertaining to shared services between the segments are recorded within the United States segment. The shared services are not allocated to the other segments as the Company does not consider them to be directly related to the ongoing business activities of its other segments. In addition, intercompany sales exist between the United States segment and both the Canada and United Kingdom segments, but are eliminated in consolidation. The following tables reconcile segment information to the consolidated results and provide a summary of other of key financial information for segments:

	As restated Year ended
	2005	2004	2003
	(in thousands)
Net sales
United States(1)	$313,888	$284,973	$256,173
Canada	13,303	11,399	8,672
United Kingdom	9,059	8,770	8,047

Total net sales	$336,250	$305,142	$272,892

(1)
Net sales for the United States segment are reduced by intercompany sales of $10,676, $10,204 and $8,351 for the fiscal years 2005, 2004 and 2003, respectively.

	As restated Year ended
	2005	2004	2003
	(in thousands)
Net sales by product
Cookies	$231,220	$203,345	$180,693
Muffins	84,529	81,029	73,998
Other	20,501	20,768	18,201

Total net sales by product	$336,250	$305,142	$272,892

	As restated Year ended
	2005	2004	2003
	(in thousands)
Segment income
United States	$44,034	$41,596	$34,793
Canada	2,571	1,358	1,061
United Kingdom	1,154	657	705

Total reportable segment income	47,759	43,611	36,559
Depreciation and amortization	16,071	17,008	18,902
Interest expense, net	19,524	28,988	23,534
Loss on foreign currency transactions and forward contracts, net	32	626	1,026
Other expenses	2,551	1,278	1,271

Income (loss) before provision (benefit) for income taxes	$9,581	$(4,289)	$(8,174)

	As restated Year ended
	2005	2004	2003
	(in thousands)
Depreciation and amortization
United States	$15,842	$16,783	$18,674
Canada	60	37	46
United Kingdom	169	188	182

Total depreciation and amortization	$16,071	$17,008	$18,902

	As restated Year ended
	2005	2004	2003
	(in thousands)
Interest expense (income)
United States	$19,292	$28,900	$23,207
Canada	247	101	258
United Kingdom	(15)	(13)	69

Total interest expense (income)	$19,524	$28,988	$23,534

	As restated Year ended
	2005	2004	2003
	(in thousands)
Income tax provision (benefit)
United States	$2,983	$(1,907)	$(3,516)
Canada	907	488	304
United Kingdom	304	171	106

Total income tax provision (benefit)	$4,194	$(1,248)	$(3,106)

	As restated
	December 31, 2005	December 25, 2004
	(in thousands)
Inventory
United States	$28,687	$20,369
Canada	700	730
United Kingdom	1,067	1,045

Total inventory	$30,454	$22,144

	As restated
	December 31, 2005	December 25, 2004
	(in thousands)
Long-lived assets
United States	$30,805	$26,019
Canada	79	74
United Kingdom	428	440

Total long-lived assets	$31,312	$26,533

	As restated Year ended
	2005	2004	2003
	(in thousands)
Capital expenditures
United States	$9,142	$8,844	$6,610
Canada	61	17	47
United Kingdom	224	155	163

Total capital expenditures	$9,427	$9,016	$6,820

              For fiscal years ended 2005, 2004 and 2003, one customer accounted for 14%, 12% and 12%, respectively, of the consolidated Company's gross sales. These sales were generated primarily in the United States and Canada. No other customers accounted for more than 5% of the Company's, or any individual segments', gross sales.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

              Those valuation and qualifying accounts which are deducted in the consolidated balance sheets from the assets to which they apply are as follows: (in thousands)

	Beginning Balance	Amounts Charged to Expenses	Deductions	Ending Balance
Year Ended December 31, 2005
Allowance for doubtful accounts	$1,301	$165	$(206)	$1,260
Year Ended December 25, 2004
Allowance for doubtful accounts	595	794	(88)	1,301
Year Ended December 27, 2003
Allowance for doubtful accounts	341	255	(1)	595

Otis Spunkmeyer Holdings, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share data)

	July 1, 2006	December 31, 2005
Assets
Current assets
Cash and cash equivalents	$1,192	$7,887
Accounts receivable—trade, net	40,651	43,672
Inventory	38,194	30,454
Prepaid expenses and other	7,147	5,426
Current deferred tax asset	1,155	1,169

Total current assets	88,339	88,608
Property and equipment, net	30,482	31,312
Other assets	1,401	740
Debt issue costs	3,715	4,047
Other intangibles, net	70,933	74,083
Goodwill	184,905	185,784

Total assets	$379,775	$384,574

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$12,108	$9,612
Revolving line of credit	3,656	—
Book overdraft	3,428	3,641
Accrued payroll and payroll taxes	5,100	5,808
Accrued liabilities	20,018	23,823
Current portion of capitalized lease obligation	229	244
Current portion of senior term loan	1,700	1,700

Total current liabilities	46,239	44,828
Long-term deferred tax liability	24,814	24,813
Capitalized lease obligation, less current portion	1,058	1,184
Senior term loan, less current portion	159,375	168,300
Senior subordinated notes payable	44,656	44,656
Other liabilities	4,311	3,260

	280,453	287,041

Commitments and contingencies (Note 9)
Redeemable preferred stock
Class A, $0.01 par value, 100,000 shares authorized, 49,678 and 49,697 shares issued and outstanding, respectively (aggregate liquidation preference $81,476 and $77,409, respectively)	82,439	77,171
Stockholders' equity
Common stock
Voting and Nonvoting common stock, $0.01 par value, 63,000,000 shares authorized, 49,851,006 and 49,870,074 shares issued and outstanding, respectively	499	499
Additional paid-in capital	18,608	24,209
Accumulated deficit	(2,409)	(4,371)
Notes receivable from shareholders	(116)	(113)
Accumulated other comprehensive income	301	138

Total stockholders' equity	16,883	20,362

Total liabilities and stockholders' equity	$379,775	$384,574

The accompanying notes are an integral part of these condensed consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.

Condensed Consolidated Statements of Operations (Unaudited)

(in thousands, except per share data)

	Six Months Ended July 1, 2006	Six Months Ended June 25, 2005
Net sales	$189,354	$154,081
Cost of goods sold	139,713	114,458

Gross profit	49,641	39,623

Costs and expenses:
Selling	20,791	16,653
General and administrative	10,343	7,740
Related party management fees	511	504
Amortization of intangibles	3,150	3,153

Total costs and expenses	34,795	28,050

Operating income	14,846	11,573
Gain (loss) on foreign currency transactions and forward contracts, net	(633)	678
Interest expense, net	(11,008)	(8,715)

Income before provision for income taxes	3,205	3,536
Income tax provision	1,243	1,968

Net income	1,962	1,568
Preferred stock dividends	(5,592)	(4,980)

Net loss available to common stockholders	$(3,630)	$(3,412)

Basic and diluted net loss per share available to common shareholders:	$(0.07)	$(0.07)
Weighted average shares, basic and diluted	49,851	49,965

Supplemental pro forma net income per share (unaudited) (see Note 6)
Basic	$—
Diluted	$—
Weighted-average number of shares used in calculating supplemental pro forma net income per share (unaudited) (see Note 5)
Basic
Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended July 1, 2006	Six Months Ended June 25, 2005
Cash flows from operating activities
Net income	$1,962	$1,568
Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation and amortization	5,067	5,300
Amortization of other intangibles	3,150	3,153
Amortization of debt issue costs	331	263
Loss/(gain) on foreign exchange contract	506	(614)
Reclassification of loss on settlement of foreign exchange contracts to financing activities	381	253
Gain on sale of plant and equipment	(11)	(31)
Deferred income taxes	34	77
Changes in assets and liabilities, net of business acquisitions
Accounts receivable - trade, net	3,186	5,601
Inventory	(7,614)	(2,704)
Prepaid expenses and other	(1,265)	(174)
Other assets	(9)	(77)
Accounts payable	2,477	344
Book overdraft	(213)	(643)
Accrued payroll and payroll taxes	(710)	(1,040)
Accrued liabilities	(2,996)	323
Other liabilities	(1,636)	(100)

Net cash flows provided by operating activities	2,640	11,499

Cash flows from investing activities
Purchase of property and equipment	(4,205)	(4,700)
Proceeds from sale of property and equipment	18	76
Purchase price adjustments	879	(452)

Net cash flows used in investing activities	(3,308)	(5,076)

Cash flows from financing activities
Borrowing under revolving line of credit	3,656	—
Payments under capital lease obligation	(141)	—
Payments under senior term loan	(8,925)	(17,319)
Exercise of rollover Class A redeemable preferred stock options	5	69
Exercise of rollover common stock options	5	60
Repurchase of Class A redeemable preferred stock	(58)	(198)
Repurchase of common stock	(58)	(109)
Payment of Class A redeemable preferred cash dividends	—	(123)
Loss on settlement of foreign exchange contracts	(381)	(253)

Net cash flows used in financing activities	(5,897)	(17,873)

Effect of exchange rate changes on cash and cash equivalents	(130)	117
Net change in cash and cash equivalents	(6,695)	(11,333)
Cash and cash equivalents at beginning of period	7,887	17,955

Cash and cash equivalents at end of period	$1,192	$6,622

Supplemental cash flow information
Interest paid	$7,936	$7,392
Income taxes paid, net of refunds	$5,389	$955
Non-cash investing and financing activities:
Accrued redeemable preferred stock dividends	$5,592	$4,980
Settlement of notes receivable by repurchase of stock	$—	$326

The accompanying notes are an integral part of these condensed consolidated financial statements.

Otis Spunkmeyer Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.     Nature of Business and Basis of Presentation

              Otis Spunkmeyer Holdings, Inc. ("the Company") was incorporated in Delaware in May 2002 to acquire all of the stock of Otis Spunkmeyer, Inc. The Company's wholly-owned subsidiary, Otis Spunkmeyer, Inc., is a manufacturer and wholesale distributor of gourmet food products. Revenues are generated primarily from the sale of frozen cookie dough, muffins, and other baked goods to the food service, retail convenience and supermarket industries throughout the United States, United Kingdom and Canada.

              The unaudited Condensed Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and the rules and regulations of the Securities and Exchange Commission contained in Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. In the opinion of management, the Financial Statements included herein contain all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the Company's financial position, the results of its operation and its cash flows. These Financial Statements should be read in connection with the audited Consolidated Financial Statements for the year ended December 31, 2005.

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of July 1, 2006, such estimates include the recoverability of accounts receivable, deferred taxes, valuation of inventory, depreciation and amortization periods, and valuation of goodwill, other intangibles and long-lived assets. Actual results could differ from those estimates under different assumptions or conditions.

              The condensed consolidated results of operations for the six months ended July 1, 2006 are not necessarily indicative of the results to be expected for the fifty-two week fiscal year ending December 30, 2006. The condensed consolidated balance sheet as of December 31, 2005 was derived from audited financial statements, but does not include all disclosures required by GAAP.

2.     Recent Accounting Pronouncements

              In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, effective for fiscal years beginning after December 15, 2006 (fiscal 2007 adoption date for the Company). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company is currently in the process of evaluating the effect of FIN 48 on its consolidated financial statements.

3.     Inventories

              Inventory, first-in, first-out basis, consists of the following (in thousands):

	July 1, 2006	December 31, 2005
Finished goods	$29,323	$22,577
Raw materials	6,351	5,642
Packaging materials and other	2,520	2,235

	$38,194	$30,454

4.     Other Intangibles, Net

              Other Intangibles consists of the following (in thousands):

	Gross Carrying Amount	Additions	Total	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets
Covenants not to compete	$4,390	$1,000	$5,390	$(4,440)	$950
Customer relationships	36,800	10,100	46,900	(16,442)	30,458
Trademarks	—	3,600	3,600	(180)	3,420
Unamortized intangible assets
Trademarks	39,255	—	39,255	—	39,255

Balance as of December 31, 2005	$80,445	$14,700	$95,145	$(21,062)	$74,083

Amortized intangible assets
Covenants not to compete	$5,390	$—	$5,390	$(4,540)	$850
Customer relationships	46,900	—	46,900	(19,132)	27,768
Trademarks	3,600	—	3,600	(540)	3,060
Unamortized intangible assets
Trademarks	39,255	—	39,255	—	39,255

Balance as of July 1, 2006	$95,145	$—	$95,145	$(24,212)	$70,933

              Amortization expense for the six months ended July 1, 2006 and June 25, 2005 was $3,150 and $3,153, respectively.

5.     Net Loss Per Share

	Six Months Ended
	July 1, 2006	June 25, 2005
Net loss per common share—Basic:
Net loss available to common stockholders	$(3,630)	$(3,412)

Weighted-average shares outstanding	49,851	49,965
Basic per share amount	$(.07)	$(.07)
Net loss per common share—Diluted:
Net loss available to common stockholders	$(3,630)	$(3,412)

Weighted-average shares outstanding	49,851	49,965
Dilutive options	—	—
Total diluted shares	49,851	49,965
Diluted per share amount	$(.07)	$(.07)

              Potentially dilutive options to purchase 2,328,000 and 2,146,000 shares of common stock in the six months ended July 1, 2006 and June 25, 2005, respectively, were not included in the computation of diluted per share amounts because they would have an anti-dilutive effect due to net losses available to common stockholders.

6.     Initial Public Offering and Unaudited Supplemental Pro Forma Income per Share

              The Company has authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the sale of shares of the Company's common stock in a proposed initial public offering ("IPO"). In connection with the proposed IPO, the Company expects all outstanding preferred stock options to be exercised for Class A Redeemable Preferred Stock, intends to redeem the Class A Redeemable Preferred Stock that is not converted into shares of common stock upon completion of this offering, and intends to repay the 18.5% senior subordinated notes due 2011. Unaudited supplemental pro forma per share information adjusts our historical net loss per share for the six months ended July 1, 2006 as if the initial public offering had been effected as of December 26, 2004 and as if part of the proceeds were used to repay our senior subordinated debt and redeem our preferred stock.

              Unaudited supplemental pro forma basic and diluted income per share have been computed by adjusting historical net loss per share available to common stockholders for the six months ended July 1, 2006 for certain changes which would not have been incurred if the initial public offering had been effected as of December 26, 2004 and as if part of the proceeds been used as described above, as follows:

Historical net loss available to common shareholders	$
Interest expense and amortization of debt issuance costs relating to the 18.5% senior subordinated notes due 2011	$
Dividends on the Class A preferred stock	$
Related income tax effects	$
Supplemental unaudited pro forma net income available to common stockholders	$

              Supplemental unaudited pro forma basic and diluted income per share have been computed by adjusting historical share amounts for the six months ended July 1, 2006 had the initial public offering been effected as of December 26, 2004 and as if part of the proceeds had been used as described above, as follows:

	Weighted average basic shares	Weighted average diluted shares
Historical share amounts
Additional potential common shares consisting of stock options calculated under the treasury stock method, historically deemed anti-dilutive
Shares issued to repay 18.5% senior subordinated notes, including an estimated prepayment penalty of $
Shares issued to convert Class A preferred stock
Supplemental unaudited pro forma per share amounts

7.     Stock Based Compensation

              On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards. SFAS No. 123R supersedes the accounting treatments the Company had previously used to recognize expense for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and the disclosure guidelines of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB No. 107") relating to certain issues surrounding the implementation of SFAS No. 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123R.

              At the adoption date of SFAS No. 123R, the Company was a nonpublic entity which for prior year reporting treatment used the minimum value method defined in SFAS No. 123 to calculate the fair value pro forma disclosure of the impact. Given this profile, the prospective method was used as the transition method per SFAS No. 123R guidance. This method applies to new share-based awards granted after the effective date and to all awards that were modified, repurchased, or cancelled after the effective date. Prior periods have not been restated.

              As a result of the adoption of SFAS No. 123R, the Company's income before taxes and net income for the six-months ended July 1, 2006 were both $4,321 lower than the amounts that would have been recognized under the Company's previous accounting method for share-based compensation. In addition, the impact from applying the provisions of SFAS No. 123R on basic and diluted earnings per share for the first six months of 2006 was immaterial.

    Stock Option Plans

              The Company's stock option plans (the "Plans") allow for the granting of options to employees, officers, and directors. Only employees have been granted options since the outset of the Plans. Option grants allow the holder to purchase shares of the Company's common stock at an exercise price defined as of the grant date. Per provisions of the Plans, the exercise price may not be less than the estimated market value of common stock on the date of grant. The options generally expire between 8 – 10 years from the date of grant.

              The anticipated vesting schedule for each grant will vary based upon the nature of each individual grant and the Board's intentions; however, the expected vesting characteristics of the option population fall into the following two primary groups:

              For options granted prior to June 2, 2006, the number of options that will vest per grantee each year is at the sole discretion of the Board; however, the Plans do contain accelerated vesting provisions whereby annual vesting will occur up to 20% of historical grants if selected key financial performance conditions for the Company are achieved. Such performance goals were achieved in years 2004 and 2005 and accordingly additional options became vested during the subsequent year. The Plans also contain accelerated vesting provisions associated with the occurrence of an initial public offering ("IPO") of the Company. Given the fact that the Company has filed a registration statement with the SEC to offer its common shares in an IPO (see footnote 6), at its June 2, 2006 meeting, the Board reaffirmed its intention to accelerate vesting if the IPO occurs. In addition, the Board specifically identified those options, totaling 1,219,413, that would immediately vest if the IPO condition were met. Any outstanding and unvested options will become fully and unconditionally vested after 8 years from the date of grant, if the service condition has also been met.

              For options granted on or after June 2, 2006, the Company granted 443,129 options to certain key employees. These options allow the holder the right to purchase shares of the Company's common stock at an exercise price of $2.93 (the estimated fair value of the Company's common stock at the date of the grant). For those grantees meeting the continuous employment service condition through the consummation of an IPO, their options will fully vest upon the occurrence of an IPO. However, if an IPO does not occur by the end of the life of the option such options would expire without ever vesting.

    Compensation Expense

              Stock-based compensation expense for the first six months of 2006 is based on attributing the fair values determined at the grant date over the service period (generally the vesting schedule), if vesting is considered probable. Accordingly, the fair values calculated on the total population of grants have been reduced for estimated forfeitures expected to occur in the future. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and revised in subsequent periods if actual forfeitures differ from those estimates. For periods prior to 2006, the Company recognized any effect from forfeitures as they occurred.

              The Company's stock-based compensation expense for the first six months of 2006 was $4,321, which represented the year-to-date expense amortization over the service period of the grant date fair value of the 125,000 options awarded in the first quarter of 2006.

              The additional 443,129 options awarded on June 2, 2006 met the necessary conditions defined in SFAS No. 123R to establish a grant date as of June 2, 2006 and therefore the fair value of the options was estimated for such grants using the calculation methodology described below and totaled $412,928. However, no expense has been recognized in the income statement since the performance condition associated with the IPO has not been characterized as probable for financial statement purposes.

              There were no modifications or repurchases of stock options that occurred in the first six months of 2006. There were 128,477 of option forfeitures related to unvested options held by employees who terminated their employment with the Company.

    Fair Value Calculation Methodology

              The Company currently uses the Black-Scholes option pricing model for all options granted to estimate the fair value for all options at the grant date. The Black-Scholes model takes into account inputs such as the exercise price, the value of the underlying common stock at the grant date, expected term, expected volatility, risk-free interest rate, and dividend yield. The expected term was calculated using the simplified method as prescribed by SFAS No. 123R. The expected volatility is based on the implied volatility of publicly traded options on stock of the Company's self-designated peer group. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. The Company's dividend yield is zero as the Company has not previously issued, and does not expect to issue, any dividends in the foreseeable future. The assumptions used to estimate the fair value the Company's options at the grant date during the first six months of 2006 were as follows:

Expected term	ranged from 3.4 to 5.9 years
Volatility	ranged from 35.2% to 38.4%
Risk Free Interest Rate	ranged from 4.49 to 4.91%
Dividend Yield	0%

              The total fair value of the stock-based compensation awards that were granted during the first six months of 2006 was $497, 834 after accounting for the impact of estimated forfeitures. As of July 1, 2006, there was $493,513 of total unrecognized compensation cost related to awards granted in the first six months, excluding the grants of 443,129 granted on June 2, 2006 that contain a performance condition related to the IPO, for which expense will be recognized when fulfilling the condition is considered probable. The Company has established a policy to recognize the stock option expenses on a straight-line basis over the requisite service period. No options were issued in 2006 with graded vesting schedules.

              The weighted-average fair value of options granted during the first six months of 2006 was $0.88 per option.

              Stock option Plan's activity for the six months ended July 1, 2006 is summarized below:

	2002 Rollover Plan				2002 Stock Option Plan
	Common Stock Options		Preferred Options		Common Stock
	Shares Outstanding	Weighted- Average Exercise Price	Shares Outstanding	Weighted- Average Exercise Price	Shares Available for Grant	Shares Outstanding	Weighted- Average Exercise Price
Balances at January 1, 2006	2,358,357	$0.24	2,358	$235.67	584,646	3,029,046	$1.18
Granted	—	—	—	—	(568,129)	568,129	2.77
Exercised	(19,579)	0.23	(20)	233.30	—	—	—
Forfeitures	—	—	—	—	128,477	(128,477)	1.41

Balances at July 1, 2006	2,338,778	$0.24	2,338	$235.69	144,994	3,468,698	$1.22

              The total pre-tax intrinsic value of stock options exercised during the six months ended July 1, 2006 was $60,700.

              The following table summarizes the Company's stock option plans as of July 1, 2006:

	Q2 2006 Options Outstanding				Q2 2006 Options Exercisable
Range of Exercisable Prices	Number of Option Shares	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Number of Option Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value
2002 rollover common stock
options $0.223 to $0.442	2,338,778	2.6	$0.24		2,338,778	$0.24
2002 rollover preferred stock
options $233.39 to $441.59	2,338	2.6	235.67		2,338	235.67
2002 common stock option
$1.00 to $1.35	2,144,889	6.1	1.01		1,081,453	1.00
$1.42 to $2.19	880,680	7.8	1.59		25,000	1.63
$2.93	443,129	8.0	2.93	8,848,383	—	—	5,695,475

Total	5,809,814				3,447,569

              The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the estimated fair value of the common stock of $2.93 as estimated by management using an EBITDA model recommended by the Company's equity investors, as of July 1, 2006, which would have been received by the option holders had all option holders exercised their options as of that date.

              During the 6 month period ended July 1, 2006 the Company granted stock options with exercise prices as follows:

Date of Grant	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Fair Value per Share	Weighted- Average Intrinsic Value per Share
January 31, 2006	25,000	2.18	2.18
March 31, 2006	100,000	2.19	2.19
June 30, 2006	443,129	2.93	2.93

              The fair values of common stock underlying the common stock options granted during the first six months ended July 1, 2006 were determined by using a valuation from an unrelated third-party valuation specialist.

Pro Forma Information for Option Grants Prior to 2006

              Prior to the adoption of SFAS No. 123R, the Company applied APB No. 25 and related interpretations, to account for its stock-based employee compensation Plan's. Because the Company has historically granted stock option awards at an exercise price not less than market value and with the number of options expected to vest being fixed, there was no compensation expense recorded when the awards were granted. Had compensation expense for the Company's stock option awards been determined based on the fair value at the grant dates for awards under those Plan's consistent with the fair value method of SFAS No. 123, the Company would have recorded additional compensation expense.

              The following illustrates the pro forma net loss and basic and diluted loss per share for the period ending June 25, 2005 (in thousands, except per share data):

	Six Months Ended June 25, 2005
Net loss available to common stockholders		$3,412
Stock-based employee compensation expense determined under fair value method, net of tax		(63)

Pro forma net loss available to common stockholders		$3,475

Basic and diluted net loss per share available to common stockholders	$	..07
Pro forma basic and diluted net loss per share available to common stockholders		$.07

8.     Income Taxes

              The Company currently expects the annual 2006 effective tax rate to be in a range of 38.0% to 40.0%, although the respective quarterly rate could be outside this range. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations, the overall level of earnings, and the potential resolution of outstanding tax contingencies.

              The decrease in the effective tax rate for the six months ended July 1, 2006, as compared to six month period ending June 25, 2005, is primarily due to a one-time adjustment recorded in the first quarter of 2005 related to an increase in the federal statutory tax rate applicable to the Company. The change in the federal statutory tax rate increased the net deferred tax liability, which resulted in an additional income tax expense for 2005.

9.     Commitments and Contingencies

Health insurance

              The Company maintains a self-insurance program for the portion of employee health and dental care costs not covered by third-party insurance carriers. The Company is liable for health care claims up to $175,000 per participant annually, subject to an annual aggregate limit of $5,506,000 for fiscal year 2005. The estimated liability under these programs for claims incurred but unpaid at July 1, 2006 and December 31, 2005 was $623,000 and $550,000, respectively. Health and dental care claim expense for the six months ended July 1, 2006 and June 25, 2005 was $1,629,000 and $1,378,000, respectively.

Workers Compensation

              The Company self-insures, up to loss limits, for claims related to workers compensation. Accruals for claims under the workers compensation program are recorded on a claim-incurred basis. Under this program, the estimated liability for claims incurred but unpaid at July 1, 2006 and December 31, 2005 was $1,078,100 and $1,018,000, respectively.

Litigation

              The Company is involved in various litigation and legal matters, which are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

10.   Segment Reporting (Restated)

              The Company has revised its segment disclosure to include three reportable segments: United States, Canada and United Kingdom. These segments all operate within the frozen sweet-baked goods market which is primarily managed centrally in the United States. Operating decisions are addressed from a geographic perspective and discrete financial information for these segments is produced and provided to the chief operating decision makers. Such financial information has been summarized and is presented below. Management believes that segment income is the appropriate measure for evaluating the operational performance of our segments. Segment income includes income from operations before depreciation and amortization, interest expense, net, loss on foreign currency transactions and forward contracts, net, and other expenses. However, this measure should be considered in addition to, not as a substitute for, or superior to, other measures of financial performance prepared in accordance with generally accepted accounting principles.

              All three segments distribute frozen sweet-baked goods and sell to and manage the relationship with a range of customer types within the foodservice and retail channels. All production occurs in the United States, as Canada and United Kingdom have no current manufacturing capabilities.

              The primary metrics that are used to evaluate segment performance are net sales and segment income. A variety of transactions pertaining to shared services between the segments are recorded within the United States segment. The shared services are not allocated to the other segments as the Company does not consider them to be directly related to the ongoing business activities of its other segments. In addition, intercompany sales exist between the United States segment and both the Canada and United Kingdom segments, but are eliminated in consolidation. The following tables reconcile segment information to the consolidated results and provide a summary of other of key financial information for segments:

	Six Months Ended
	July 1, 2006	June 25, 2005
	(in thousands)
Net sales
United States(1)	$177,380	$143,115
Canada	7,094	5,948
United Kingdom	4,880	5,018

Total net sales	$189,354	$154,081

(1)
Net sales for the United States segment are reduced by intercompany sales of $5,743 for the six months ended July 1, 2006 and $5,008 for the six months ended June 25, 2005.

	Six Months Ended
	July 1, 2006	June 25, 2005
	(in thousands)
Net sales by product
Cookies	$134,133	$104,816
Muffins	46,157	39,143
Other	9,064	10,122

Total net sales by product	$189,354	$154,081

	Six Months Ended
	July 1, 2006	June 25, 2005
	(in thousands)
Segment income
United States	$22,809	$18,995
Canada	1,671	980
United Kingdom	913	680

Total reportable segment income	25,393	20,655
Depreciation and amortization	8,217	8,453
Interest expense, net	11,008	8,715
Loss (gain) on foreign currency transactions and forward contracts, net	633	(678)
Other expenses	2,330	629

Income before provision (benefit) for income taxes	$3,205	$3,536

	July 1, 2006	December 31, 2005
	(in thousands)
Inventory
United States	$36,040	$28,687
Canada	827	700
United Kingdom	1,327	1,067

Total inventory	$38,194	$30,454

	July 1, 2006	December 31, 2005
	(in thousands)
Long-lived assets
United States	$29,801	$30,805
Canada	68	79
United Kingdom	613	428

Total long-lived assets	$30,482	$31,312

	Six months ended
	July 1, 2006	June 25, 2005
	(in thousands)
Capital expenditures
United States	$3,979	$4,610
Canada	4	40
United Kingdom	222	50

Total capital expenditures	$4,205	$4,700

              For the six months ended July 1, 2006 and June 25, 2005, one customer accounted for 11% and 10% of the Company's consolidated gross sales. These sales were generated primarily in the United States and Canada.

11.   Other Comprehensive Income

              Comprehensive income includes net income (loss) and other changes in equity from non-owner sources. The Company's only source of other comprehensive income (loss) is foreign currency translation adjustments, which totaled $301 for the six months ended July 1, 2006 compared to $241 for the six months ended June 23, 2005.

Report of Independent Auditors

To the Board of Directors and Stockholders
Merkel-McDonald, Inc. dba The Chippery

              In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Merkel-McDonald, Inc. dba The Chippery (the "Company") at September 29, 2005, and the results of its operations and its cash flows for the period from January 1, 2005 to September 29, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Austin, Texas

May 12, 2006

Merkel-McDonald, Inc. dba The Chippery

Balance Sheet

September 29, 2005

Assets
Current assets
Cash and cash equivalents	$8,352
Accounts receivable trade, net	2,848,360
Inventory	3,326,203
Prepaid expenses and other current assets	189,955

Total current assets	6,372,870
Property and equipment, net	5,605,355
Deposits and other assets	63,545

Total assets	$12,041,770

Liabilities and Stockholders' Deficit
Current liabilities
Accounts payable-trade	$3,797,692
Book overdraft	510,996
Accrued liabilities	1,694,420
Notes payable, current portion	4,979,618
Capital leases, current portion	2,408,323

Total current liabilities	13,391,049
Notes payable, less current portion	6,040,305
Capital leases, less current portion	1,108,718
Other long-term liabilities	275,986

Total liabilities	20,816,058

Stockholders' deficit
Common stock; no par value; 100,000 shares authorized; 40,000 shares issued and 4,000 shares outstanding	4,000
Accumulated deficit	(8,778,288)

Total stockholders' deficit	(8,774,288)

Total liabilities and stockholders' deficit	$12,041,770

The accompanying notes are an integral part of these financial statements.

Merkel-McDonald, Inc. dba The Chippery

Statement of Operations

For the Period from January 1, 2005 to September 29, 2005

Net sales	$22,764,127
Costs of goods sold	17,169,540

Gross profit	5,594,587
Costs and Expenses
Selling expenses	4,212,351
General and administrative expenses	1,720,750
Acquisition-related costs	96,308

Operating loss	(434,822)

Other income (expense)
Interest income	9,577
Interest expense	(426,149)
Other income	1,718

Total other income (expense)	(414,854)

Net loss	(849,676)

The accompanying notes are an integral part of these financial statements.

Merkel-McDonald, Inc. dba The Chippery

Statement of Stockholder's Deficit

For the Period from January 1, 2005 to September 29, 2005

	Common Stock
			Accumulated Deficit
	Shares	Amount		Total
Balance, December 31, 2004	6,000	$6,000	$(3,190,308)	$(3,184,308)
Stock repurchase—common stock	(2,000)	(2,000)	(3,571,337)	(3,573,337)
Dividends paid	—	—	(1,166,967)	(1,166,967)
Net loss	—	—	(849,676)	(849,676)

Balance, September 29, 2005	4,000	$4,000	$(8,778,288)	$(8,774,288)

The accompanying notes are an integral part of these financial statements.

Merkel-McDonald, Inc. dba The Chippery

Statement of Cash Flows

For the Period from January 1, 2005 to September 29, 2005

Cash flows from operating activities
Net loss	$(849,676)
Adjustments to reconcile net loss to net cash flows from operating activities
Depreciation and amortization	583,836
Gain on sale of property and equipment	(808)
(Increase) decrease in
Accounts receivable trade, net	(181,563)
Inventory	(440,477)
Prepaid expenses and other current assets	38,675
Deposits and other assets	80,240
Increase (decrease) in
Accounts payable—trade	429,123
Book overdraft	137,360
Accrued liabilities	192,574

Total adjustments	838,960

Net cash flows used in operating activities	(10,716)

Cash flows from investing activities
Purchase of assets	(202,098)
Proceeds on sale of property and equipment	808

Net cash flows used in investing activities	(201,290)

Cash flows from financing activities
Cash payment on capital leases	(363,786)
Borrowing/repayment on line of credit	2,012,534
Borrowing on notes payable	600,000
Principal repayment of note payables	(1,151,265)
Dividends paid	(1,166,967)

Net cash flows used in financing activities	(69,484)

Net decrease in cash and cash equivalents	(281,490)
Cash and cash equivalents
Beginning of year	289,842

End of year	$8,352

Supplemental cash flow information
Cash paid for
Interest	$375,742
Non-cash transfers
Capital lease obligations incurred for purchase of equipment	2,057,304
Bank obligation incurred for purchase of equipment	56,763
Purchase of common stock with a note payable to former officer	4,275,000

The accompanying notes are an integral part of these financial statements.

Merkel-McDonald, Inc. dba The Chippery

Notes to Financial Statements

For the Period from January 1, 2005 to September 29, 2005

1.     The Company

              Merkel-McDonald, Inc. dba The Chippery (the "Company") was incorporated in the state of Texas on December 12, 1984. The Company's primary business is to manufacture and sell gourmet bakery products to wholesale distributors. Subsequent to December 31, 2004, the Company changed its name from Van Merkel, Inc. to Merkel-McDonald, Inc. During 2005, the Company repurchased the shares from one shareholder, leaving two shareholders at September 29, 2005. On September 23, 2005 the Company entered into a definitive agreement to sell the Company's assets to Otis Spunkmeyer Holdings, Inc. The sale transaction was subsequently consummated on September 30, 2005.

              On September 23, 2005, the Company signed a definitive agreement to sell the Company's operations, including substantially all its assets and transfer certain liabilities, for approximately $37.1 million. The sale closed on September 30, 2005. As a result of the closing of the sale, notes payable to former stockholders (Note 8) became due and payable at their face value. In addition, certain capital lease obligations (Note 7) totaling $1,665,499 were repaid upon closing, resulting in a premium for early repayment of $268,822.

2.     Summary of Significant Accounting Policies

Revenue Recognition

              The Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

              The Company recognizes net sales upon shipment of products to customers when title and risk of loss passes to the Company's customers. The Company records reductions to sales for estimated returns, discounts, direct and indirect rebates and promotional spending primarily based on specific terms and historical experience. Other discounts are deducted directly from the amount invoiced to the Company's customer when products are shipped to the customer.

Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Cash and Cash Equivalents

              The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounts Receivable and Allowance for Doubtful Accounts

              Accounts receivable are recorded at net realizable value and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the existing accounts receivable pool. The Company determines the allowance based on historical write-off experience. The Company reviews the allowance for doubtful accounts monthly. Past due balances over 60 days and over a specified amount are reviewed individually for collectibility. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventory

              Inventory, consisting primarily of cookie dough, is stated at lower of cost or market, with the cost being determined on a first-in, first-out method. Finished goods include materials, labor, manufacturing overhead, warehouse and distribution expense.

Property and Equipment

              Property and equipment are stated at cost. Expenses for maintenance and repairs, as well as minor renewals, are charged to operations. Betterments and major renewals, which add significantly to the utility or useful life of the asset, are capitalized. Upon the retirement or disposition of assets, related gains or losses are reflected in operations.

              Depreciation is computed using the straight-line method for financial statement purposes over the following estimated useful lives of the related assets:

Leasehold improvements	3 - 7 years
Equipment and machinery	3 - 15 years
Furniture and fixtures	3 - 7 years

Income Taxes

              The Company has elected, with the consent of its stockholders, to be taxed as an "S" Corporation under Internal Revenue Code Section 1362. An S Corporation does not generally pay federal income taxes; instead, its stockholders are taxed on the Company's income. Therefore, these financial statements do not include any provision for corporate federal income taxes. State franchise taxes are recorded as operating expenses.

Advertising Costs

              Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received. The Company did not incur any direct response advertising costs during the period from January 1, 2005 through September 29, 2005.

3.     Concentration of Credit Risk

              The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 29, 2005, the Company did not have an uninsured cash balance.

4.     Accounts Receivable

              Accounts receivable at September 29, 2005, consisted of the following:

Accounts receivable	$2,901,048
Allowance for doubtful accounts	(52,688)

Total accounts receivable	$2,848,360

              The Company does not generally require collateral for trade accounts receivable. As of September 29, 2005, two customers accounted for 17.23% and 14.87%, respectively, of outstanding accounts receivable.

5.     Inventory

              Inventory at September 29, 2005, consisted of the following:

Raw material	$1,169,337
Finished goods	2,156,866

Total inventory	$3,326,203

6.     Property and Equipment

              Property and equipment consisted of the following as of September 29, 2005:

Leasehold improvements	$1,859,538
Equipment and machinery	4,424,460
Furniture and fixtures	187,057

Total property and equipment	6,471,055
Less: accumulated depreciation and amortization	(2,791,580)

3,679,475
Construction-in-progress	1,925,880

Property and equipment, net of accumulated depreciation	$5,605,355

              The Company is the lessee of manufacturing equipment under capital leases expiring in various years, however, with the signing of the definitive asset sales agreement on September 23, 2005 the outstanding amounts became due and payable upon closing (Note 7). Depreciation expense in the amount of $260,724 related to assets recorded under capital leases is included with depreciation expense for the period from January 1, 2005 to September 29, 2005.

7.     Capital Leases

              The Company has capital lease obligations for certain equipment, including equipment for which construction was in progress at September 29, 2005. As a result of the closing of the sale of the Company's operations on September 30, 2005, certain capital lease obligations totaling $1,665,499, were repaid, and the underlying assets acquired by the purchaser, resulting in a premium for early repayment of $268,822 which is not reflected in the accompanying financial statements. The lease for construction in progress, for which the obligation totals $1,851,562 at September 29, 2005, was assumed by the buyer. No lease repayment schedule had been established for this lease as of September 29, 2005, so this obligation is considered current as of September 29, 2005.

              Future minimum payments on capital lease obligations remaining as of September 29, 2005 are as follows for years ending December 31:

2005	$169,925
2006	642,147
2007	421,886
2008	336,391
2009	233,453
2010	129,140
Capital lease in progress without specific payment terms	1,851,562

Total minimum lease payments	3,784,504
Amounts representing interest	(267,463)

Present value of net minimum lease payments	3,517,041
Current portion	(2,408,323)

Long-term capital lease obligation	$1,108,718

              Assets recorded under a capital lease are included in property and equipment and consist of the following as of September 29, 2005:

Equipment and fixtures	$4,505,467
Less: accumulated amortization	662,139

$3,843,328

8.     Notes Payable

              Notes payable includes amounts under a credit agreement with a bank in the amount of $4,526,000 at September 29, 2005, collateralized by substantially all assets. These credit facilities include a revolving line of credit outstanding in the amount of $3,815,000 and a term loan in the amount of $711,000. The entire facility was guaranteed by the shareholders and was paid off upon the sale of the assets of the Company subsequent to September 29, 2005.

              These credit facilities include certain loan covenants including reporting and financial requirements. Interest is payable at a variable rate per annum equal to the lesser of (a) the maximum lawful rate, or (b) the base rate set by the bank from time to time plus three quarters of one percent. At September 29, 2005 the applicable interest rate on the facility was 7.25% per annum.

              The following is a summary of notes payable at September 29, 2005 that became current and were paid in full upon closing with the sale of the assets on September 30, 2005.

Zero interest rate uncollateralized note payable to a former stockholder, face value of $4,175,000, discounted at 6.0% interest, payable $25,000 per month for 171 months, except that upon sale of the Company the entire note became due and payable upon closing.	$3,535,397
Zero interest rate uncollateralized note payable to a former stockholder, face value of $1,900,000, discounted at 5.5% interest payable in monthly installments of $5,000 through June 30, 2005, then monthly installments of $33,333 thereafter due June, 2010; except that upon sale of the Company the entire note became due and payable upon closing.	1,668,740
Zero interest rate uncollateralized note payable to a former stockholder, face value of $1,269,257, discounted at 5.5% interest payable in monthly installments of $28,206 due July, 2009; except that upon sale of the Company the entire note became due and payable.	1,144,558
Prime + 2% interest rate uncollateralized note payable to a vendor drawn November, 2004 and payable as a portion of the material purchases from lender.	28,591
7.25% note payable to a corporation in monthly installments of $9,000 including interest; final payment due August, 2006; collateralized by substantially all assets of the Company and guaranteed by all stockholders of the Company; subordinate to the 5.75% note payable to a bank.	98,788
Revolving line of credit with a bank.	3,815,000
Term loan to a bank in monthly installments of $14,500 plus interest of 5.75% due October, 2009.	711,000
6.63% note payable to a bank in monthly installments of $5,100 including interest; January, 2007; collateralized by investment property and guaranteed by all stockholders of the Company.	17,849

Total notes payable	$11,019,923
Less current portion	(4,979,618)

$6,040,305

              Future minimum principal payments on notes payable obligations remaining at September 29, 2005 are summarized as follows for years ending December 31:

2005	$381,970
2006	1,057,320
2007	925,441
2008	968,411
2009	3,674,951
2010	196,830
Bank revolving line of credit without specific payment terms	3,815,000

11,019,923

Less current portion	(4,979,618)
Notes payable, less current portion	$6,040,305

9.     Repurchase of Common Stock

              During the period from January 1, 2005 to September 29, 2005, the Company repurchased 2,000 shares of its own common stock from former officers of the Company in exchange for a note payable for an undiscounted total of $4,275,000. At the time of issuance, such note was discounted to $3,573,337, to reflect its net present value. As of September 29, 2005 the Company had purchased a total of 6,000 shares from former officers and owed a non-discounted amount of $7,344,257 represented by notes payable to the former officers. All of the notes payable were zero interest rate loans which became due in full upon closing of the asset sale on September 30, 2005 (Note 8).

10.   Commitments and Contingencies

              The Company has an outstanding letter of credit to the landlord of leased facilities in the amount of $100,000 at September 29, 2005, that was replaced by the acquiring company on September 30, 2005.

11.   Operating Leases

              The Company leases its manufacturing facility and office space and various equipment under operating leases expiring in various years through December, 2008. Rent expense for the period from January 1, 2005 to September 29, 2005, was $442,468.

              Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of September 29, 2005, for each of the next five years and in the aggregate are:

2005	$147,489
2006	620,170
2007	630,242
2008	630,242
2009	471,617

Total minimum future rental payments	$2,499,760

12.   Litigation

              The Company is involved in various litigation and legal matters that are being defended and handled in the ordinary course of business. None of these matters is expected to result in outcomes having a material adverse effect on the Company's financial position, results of operations or cash flows.

13.   Economic Dependency

              During the period from January 1, 2005 to September 29, 2005, the Company earned a substantial portion of its revenue from five customers. Sales to those customers were 6.2%, 6.0%; 6.8%, 11.4%; and 15.4%, of sales respectively, for the period from January 1, 2005 to September 29, 2005. Loss of these customers could have an adverse effect of the Company's profitability.

14.   Employee Benefit Plan

              Effective January 1, 2002, the Company established a Simple IRA Plan covering substantially all employees. Plan participants may make voluntary contributions up to $7,000. The Company has elected to make matching contributions. The Company must match pretax deferrals on a dollar-for-dollar basis up to 3% of compensation. During the period from January 1, 2005 to September 29, 2005 the Company contributed $77,199 to the Plan. Participants are immediately vested in all contributions.

              Through and including                   , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    Shares

Otis Spunkmeyer Holdings, Inc.

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.	JPMorgan
Credit Suisse
Piper Jaffray
Wachovia Securities
William Blair & Company

                        , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby (other than underwriting discounts and commissions):

Securities and Exchange Commission registration fee		$24,610
NASD filing fee		*
Nasdaq Global Market application fees		*
Blue Sky fees and expenses (including attorneys' fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent's fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

              The Registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

              Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

              Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

              The Registrant's certificate of incorporation provides that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's certificate of incorporation provides for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrants against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

              In addition to these provisions in our certificate of incorporation, we have entered into indemnification agreements with each of our executive officers and directors, a form of which will be filed with the Securities and Exchange Commission as an exhibit to this registration statement. The indemnification agreements provide our directors and executive officers with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

Item 15.    Recent Sales of Unregistered Securities.

              During the three-year period preceding the date of the filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering and/or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans.

  1.
  Issuance and Sales of Preferred Stock.

  (a)
  In 2004, we issued and sold 300 shares of Class A preferred stock to employees exercising vested options under the 2002 Rollover Plan for total consideration of $94,161.

  (b)
  In 2004, we issued 98 shares of Class A preferred stock to director, E. Nichol McCully, for total consideration of $125,000.

  (c)
  In 2005, we issued and sold 278 shares of Class A preferred stock to employees exercising vested options under the 2002 Rollover Plan for total consideration of $66,456.

    (d)
    In 2006, we issued and sold 20 shares of Class A preferred stock to an employee exercising vested options under the 2002 Rollover Plan for total consideration of $4,568.

  2.
  Issuance and Sales of Common Stock.

  (a)
  In 2004, we issued and sold 300,153 shares of common stock to employees exercising vested options under the 2002 Rollover Plan for total consideration of $93,412.

  (b)
  In 2004, we issued and sold 125,000 shares of common stock to director, E. Nichol McCully for total consideration of $125,000.

  (c)
  In 2005, we issued and sold 277,924 shares of common stock to employees exercising vested options under the 2002 Rollover Plan for total consideration of $65,662.

  (d)
  In 2006, we issued and sold 19,579 shares of common stock to employees exercising vested options under the 2002 Rollover Plan for total consideration of $4,503.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibits.

              The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

              Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions other than Schedule II, Valuation and Qualifying Accounts, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

              (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              (c)   The undersigned registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, Otis Spunkmeyer Holdings, Inc. has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Leandro, State of California, on September 27, 2006.

Otis Spunkmeyer Holdings, Inc.
By:	/s/ AHMAD J. HAMADE Name: Ahmad J. Hamade Title: Chief Financial Officer

* * *

              Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on September 27, 2006.

Signature	Title

* John S. Schiavo	Chief Executive Officer (Principal Executive Officer) and Director
/s/ AHMAD J. HAMADE Ahmad J. Hamade	Chief Financial Officer (Principal Financial and Accounting Officer)
* Steven R. Brown	Director
* Andrew W. Code	Director
* Mark A. Dolfato	Director
* E. Nichol McCully	Director
*By:	/s/ AHMAD J. HAMADE Ahmad J. Hamade Attorney-in-Fact Pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit No.
1.1***	Form of Underwriting Agreement.
3.1***	Amended and Restated Certificate of Incorporation of Otis Spunkmeyer Holdings, Inc., as currently in effect.
3.2***	Form of Amended and Restated Certificate of Incorporation of Otis Spunkmeyer Holdings, Inc.
3.3***	Amended and Restated By-laws of Otis Spunkmeyer Holdings, Inc., as currently in effect.
3.4***	Form of Amended and Restated By-laws of Otis Spunkmeyer Holdings, Inc.
4.1***	Form of Certificate of Common Stock of Otis Spunkmeyer Holdings, Inc.
5.1*	Form of Opinion of Kirkland & Ellis LLP.
10.1***	Stock Purchase Agreement, dated as of August 20, 2002, by and among Otis Spunkmeyer Holdings, Inc., Code Hennessy & Simmons IV LP and other persons party thereto.
10.2***	Registration Agreement, dated as of August 20, 2002, between Otis Spunkmeyer Holdings, Inc., Code Hennessy & Simmons IV LP, and other persons party thereto.
10.3***	Management Agreement, dated as of August 20, 2002, between Otis Spunkmeyer, Inc. and Code Hennessy & Simmons IV LP.
10.4***	Executive Securities Agreement between Otis Spunkmeyer Holdings, Inc. and John S. Schiavo, dated as of August 20, 2002.
10.5***	Executive Securities Agreement between Otis Spunkmeyer Holdings, Inc. and Ahmad J. Hamade, dated as of August 20, 2002.
10.6***	Executive Securities Agreement between Otis Spunkmeyer Holdings, Inc. and Stephen A. Ricks, dated as of August 20, 2002.
10.7***	2002 Rollover Option Plan, dated as of August 20, 2002.
10.8***	2002 Stock Option Plan, dated as of August 20, 2002.
10.9***	Form of Otis Spunkmeyer Holdings, Inc. 2006 Equity Incentive Plan.
10.10***	Form of Stock Option Agreement under 2006 Equity Incentive Plan.
10.11***	Employment Agreement between Otis Spunkmeyer, Inc. and John S. Schiavo, dated as of November 20, 1998.
10.12***	Employment Agreement between Otis Spunkmeyer, Inc. and Ahmad J. Hamade, dated as of November 20, 1998.
10.13***	Employment Agreement between Otis Spunkmeyer, Inc. and Stephen A. Ricks, dated as of November 20, 1998.
10.14***	Letter Agreement extending Employment Agreement between Otis Spunkmeyer, Inc. and John S. Schiavo, dated as of August 20, 2002.
10.15***	Letter Agreement extending Employment Agreement between Otis Spunkmeyer, Inc. and Ahmad Hamade, dated as of August 20, 2002.
10.16***	Letter Agreement extending Employment Agreement between Otis Spunkmeyer, Inc. and Stephen A. Ricks, dated as of August 20, 2002.

10.17***	Asset Purchase Agreement by and among Otis Spunkmeyer Holdings, Inc., David Merkel and Jeffrey McDonald, dated as of September 22, 2005.
10.18***	Amendment No. 1 to Asset Purchase Agreement, dated as of September 28, 2005.
10.19***	Form of Indemnification Agreement between Otis Spunkmeyer Holdings, Inc. and its directors and officers.
21.1***	Subsidiaries of Otis Spunkmeyer Holdings, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of PricewaterhouseCoopers LLP.
23.3*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1***	Powers of Attorney (included in Part II of the Registration Statement).

*
Filed herewith

***
Previously filed

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TABLE OF CONTENTS
SUMMARY
Our Business
Industry Overview
Our Strengths
Our Growth Strategy
Our History
Risk Factors
Corporate Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Relating to Our Business
Risks Relating to an Investment in Our Common Stock
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Otis Spunkmeyer Holdings, Inc. Consolidated Balance Sheets (in thousands, except share and per share data)
Otis Spunkmeyer Holdings, Inc. Consolidated Statements of Operations (in thousands, except per share amounts)
Otis Spunkmeyer Holdings, Inc. Consolidated Statements of Stockholders' Equity (in thousands)
Otis Spunkmeyer Holdings, Inc. Consolidated Statements of Cash Flows (in thousands)
Otis Spunkmeyer Holdings, Inc. Notes to Consolidated Financial Statements
  SCHEDULE II
Otis Spunkmeyer Holdings, Inc. Condensed Consolidated Balance Sheets (Unaudited) (in thousands, except share and per share data)
Otis Spunkmeyer Holdings, Inc. Condensed Consolidated Statements of Operations (Unaudited) (in thousands, except per share data)
Otis Spunkmeyer Holdings, Inc. Condensed Consolidated Statements of Cash Flows (Unaudited) (in thousands)
Otis Spunkmeyer Holdings, Inc. Notes to Condensed Consolidated Financial Statements (Unaudited)
Report of Independent Auditors
Merkel-McDonald, Inc. dba The Chippery Balance Sheet September 29, 2005
Merkel-McDonald, Inc. dba The Chippery Statement of Operations For the Period from January 1, 2005 to September 29, 2005
Merkel-McDonald, Inc. dba The Chippery Statement of Stockholder's Deficit For the Period from January 1, 2005 to September 29, 2005
Merkel-McDonald, Inc. dba The Chippery Statement of Cash Flows For the Period from January 1, 2005 to September 29, 2005
Merkel-McDonald, Inc. dba The Chippery Notes to Financial Statements For the Period from January 1, 2005 to September 29, 2005
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX